     As filed with the Securities and Exchange Commission on May 17, 2000

                                                 Registration No. 333-36558


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              Amendment No. 2 to
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                JFAX.COM, INC.
            (Exact name of registrant as specified in its charter)

           Delaware                                  4822                               51-0371142
(State or Other Jurisdiction of          (Primary Standard Industrial                (I.R.S. Employer
Incorporation or Organization)            Classification Code Number)             Identification Number)

                           ________________________

                           6922 Hollywood Boulevard
                                   Suite 900
                          Hollywood, California 90028
                   (Address of principal executive offices)
                                (323) 860-9200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Steven J. Hamerslag
                            Chief Executive Officer
                           6922 Hollywood Boulevard
                                   Suite 900
                          Hollywood, California 90028
                   (Address of principal executive offices)
                                (323) 860-9200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

                           Frank H. Golay, Jr., Esq.
                              Sullivan & Cromwell
                            1888 Century Park East
                         Los Angeles, California 90067
                           Telephone: (310) 712-6600
                              Fax: (310) 712-8800
                           ________________________

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 464(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                        CALCULATION OF REGISTRATION FEE

                                                          Proposed maximum       Proposed maximum
      Title of each class of            Amount to be     offering price per     aggregate offering          Amount of
   securities to be registered           registered           unit                   price              registration fee(3)
Common Stock, $.01 par value.....    1,515,545 shares          $2.48 (1)            $3,765,220 (1)            $995
                                       208,458 shares          $1.83 (2)            $  381,478 (2)            $101

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the Common Stock of JFAX.COM, Inc. (the "Company") as reported on the NASDAQ National Market on May 4, 2000, multiplied by the amount of shares to be registered.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the Common Stock of the Company as reported on the NASDAQ National Market on May 12, 2000, multiplied by the amount of shares to be registered.


(3)  $995 of the registration fee was paid previously.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus

RED HERRING TEXT
----------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  Subject to Completion, dated May 17, 2000.

                               1,724,003 Shares

                          JFAX.COM, Inc Common Stock

     This is an offering of shares of common stock of JFAX.COM,Inc. from time to time by the selling stockholders.

     Our common stock is listed on the Nasdaq National Market under the symbol "JFAX."

     The last reported sales price of the common stock on May 15, 2000 was $2.19 per share.

     YOU SHOULD READ THE RISK FACTORS BEGINNING ON PAGE 5 IN THIS PROSPECTUS BEFORE PURCHASING SHARES OF OUR COMMON STOCK.

     The selling stockholders may from time to time offer and sell the shares held by them directly or through agents or dealers at market prices or on other sale terms determined by them. To the extent required, we will disclose in a prospectus supplement the names of any agent or dealer, applicable commissions or discounts and any other required information with respect to any particular offer. See "Plan of Distribution."

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Our principal executive offices are located at 6922 Hollywood Blvd., Suite 900, Los Angeles, CA and our telephone number is (323) 860-9200. The date of this prospectus is __________, 2000.

     Other than in the United States, neither we nor the selling stockholders have taken any action in any jurisdiction that would permit a public offering of our common stock. No offer or sale of shares of our common stock may be made in any jurisdiction outside the United States, except under circumstances that will result in compliance with the applicable laws of that jurisdiction. We and the selling stockholders require persons to whom this prospectus comes to inform themselves about, and to observe, any restrictions as to the offering of shares of our common stock and the distribution of this prospectus in jurisdictions outside the United States.

     The shares of common stock offered by this prospectus may not be offered or sold in or into the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of their businesses or otherwise in circumstances that do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995. This prospectus may only be issued or passed on in or into the United Kingdom to any person to whom this prospectus may lawfully be issued or passed on by reason of, or of any regulation made under, Section 58 of the Financial Services Act 1986.

     You should rely only on the information or representations provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any different information or to make any different representations in connection with any offering made by this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. Neither the delivery of this prospectus, nor any sale made under this prospectus shall, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus.

                         INFORMATION AVAILABLE TO YOU

     Our annual, quarterly and special reports, proxy statements and other information are filed with the SEC as required by the Securities Exchange Act of 1934. You may inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of these materials by mail from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the Internet web site address: http://www.sec.gov.

     Our common stock is listed on the Nasdaq National Market, and you may also inspect and copies these reports, proxy statements and other information at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington DC 20006.

     This prospectus provides you with a general description of the common stock being registered. This prospectus is part of a registration statement that we have filed with the SEC. To see more detail, you should read the exhibits and schedules filed with our registration statement. You may obtain copies of the registration statement and the exhibits and schedules to the registration statement as described above.

                               TABLE OF CONTENTS

                                                                       Page
Prospectus Summary                                                       4
Risk Factors                                                             5
Use of Proceeds                                                         20
Market Information                                                      20
Dividend Policy                                                         20
Selected Consolidated Financial Data                                    21
Management's Discussion and Analysis of Financial Condition and
   Results of Operations                                                22
Business                                                                30
Management                                                              46
Principal Stockholders                                                  53
Certain Transactions                                                    56
Description of Capital Stock                                            61
Shares Eligible for Future Sale                                         65
Selling Stockholders                                                    65
Plan of Distribution                                                    67
Validity of Securities                                                  68
Experts                                                                 68
Index to Financial Statements                                          F-1

                              PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including "Risk Factors" beginning on page 5, carefully.

                                JFAX.COM, Inc.

     We are an Internet-based messaging and communications services provider to individuals and businesses throughout the world. Our services enable the user's e-mail box to function as a single repository for all e-mail, fax and voice mail and permit convenient message retrieval through e-mail or by phone. Customers can sign-up for all of our services through our web site and can promptly receive a JFAX.COM phone number.

     We provide Internet-based unified messaging services with over 56,000 paid subscriptions as of December 31, 1999. Since we started offering our services on a commercial basis in June 1996, we have expanded our network to offer our services in over 90 area codes in the United States and abroad, including area codes in 22 of the 25 most populous major metropolitan areas in the United States. We have over 15 area codes outside the United States, including area codes in London, Paris, Frankfurt, Zurich, Milan, Sydney and Tokyo. We intend to continue to increase the number of area codes and target new international locations.

                                 THE OFFERING

  Common stock offered:
     By selling stockholders............   1,724,003 shares


Common stock to be outstanding
   after the offering...................   36,107,378 shares


Use of proceeds.........................   We will not be receiving any the
                                           proceeds from the offering. All of
                                           the common stock to be offered will
                                           be offered by selling stockholders.

Dividend policy.........................   We intend to retain all future
                                           earnings to fund the development and
                                           growth of our business. Therefore, at
                                           this time we do not anticipate paying
                                           cash dividends.

Nasdaq National Market
   Symbol...............................   JFAX

     The shares of common stock to be outstanding after the offering are stated as of April 15, 2000 in this prospectus and exclude:

     . 4,375,000 shares of common stock reserved for issuance under our stock option plan of which 3,855,548 shares are subject to outstanding options,

    . 850,000 shares of common stock subject to employee options which we have committed to grant,

    . 2,231,666 shares of common stock issuable upon exercise of outstanding warrants, and

     . 1,200,000 shares of common stock issuable upon conversion of outstanding Series B Convertible Preferred Stock.

     JFAX.COM is our service mark. This prospectus contains other product names, trade names, trademarks and service marks of JFAX.COM and of other organizations.

                                 RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should consider the following factors carefully before deciding to purchase shares of our common stock.

Because We Have Limited Operating History, it is Difficult to Evaluate Our Business

     We have a limited operating history. We were formed in December 1995, and our services became commercially available in 1996. Because of our limited operating history, you have limited operating and financial data about us upon which to base an evaluation of our performance and an investment in our common stock or other securities. You should consider our prospects in light of the risks, expenses and difficulties we may encounter, including those frequently encountered by new companies competing in rapidly evolving markets.

     These risks include our ability to:

        Acquire businesses and technologies;

        Integrate the operations of the companies that we have recently acquired;

        Manage growing domestic and international operations;

        Create and maintain strategic relationships;

        Expand sales and marketing activities;

        Expand our customer base and retain key clients;

        Introduce new services;

        Compete in a highly competitive market;

        Upgrade our systems and infrastructure to handle any increases in messaging traffic;

        Reduce service interruptions; and

        Recruit and retain key personnel.

     If we are unable to execute our plans and grow our business, either as a result of the risks identified in this section or for any other reason, this failure would have a material adverse effect on our business, prospects, financial condition and results of operations.

We Expect Our Losses and Negative Cash Flow to Continue, Which May Adversely Impact Our Business and Our Stockholders

     We have incurred substantial operating losses, net losses and negative cash flow on both an annual and quarterly basis. For the year ended December 31, 1999, we had an operating loss of $13.2 million, a net loss attributable to common shares of $19.0 million and negative cash flow from operating activities of $12.1 million. We expect to continue to incur net losses for the foreseeable future and cannot assure you that we will ever achieve profitability or generate positive cash flow.

We Expect Our Expenses to Increase, and Our Expenses May Exceed Our Revenues for a Significant Period, Which Could Delay or Prevent Altogether Our Achieving Profitability, and Harm Our Stockholders

     We expect our operating expenses and capital expenditures to increase significantly, especially in the areas of sales and marketing expenses, operating and infrastructure expenses and general and administrative expenses, as we develop and expand our business. As a result, we will need to increase our revenue significantly to become profitable. In order to grow our revenue, we need to add customers for our services and increase the usage of our services by our customers, thereby increasing the fees and usage charges that we collect. If our revenue does not increase as much as we expect or if increases in our expenses are not in line with our plans, there could be a material adverse effect on our business, prospects, financial condition and results of operations.

We May Need and Be Unable to Obtain Additional Funding on Satisfactory Terms, Which Could Dilute Our Stockholders or Impose Burdensome Financial Restrictions on Our Business

     If our capital requirements or revenue vary materially from our current plans or if unforseen circumstances occur, we may require additional financing sooner than we anticipate. This may not be available on a timely basis, in sufficient amounts or on terms acceptable to us. This financing may also dilute existing stockholders. Any debt financing or other financing of securities senior to common stock will likely include financial and other covenants that will restrict our flexibility. At a minimum, we expect these covenants to include restrictions on our ability to pay dividends on our common stock. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition and results of operation.

Further Acquisitions Could Result In Dilution, Operating Difficulties And Other Harmful Consequences.

     We expect to acquire or invest in additional businesses, products, services and technologies that complement or augment our service offerings and customer base. Since January 2000, we have completed the acquisition of one company (SureTalk.com, Inc.) and certain assets of another company, (TimeShift, Inc.). We are currently engaged in discussions regarding further strategic acquisitions or investments and, in this regard, have signed a letter of intent to merge with eFAX.com. Although these discussions are ongoing, we have not signed any definitive agreements, and cannot assure you that any of these discussions will result in actual acquisitions. To be successful, we will need to identify suitable acquisition candidates, integrate disparate technologies and corporate cultures and manage a geographically dispersed company. We cannot assure you that we will be able to do this successfully. Acquisitions could divert attention from other business concerns and could expose us to unforeseen liabilities. In addition, we may lose key employees while integrating any new companies. We expect to pay for some acquisitions by issuing additional common stock, which would dilute current shareholders. We may also use cash to make acquisitions. It may be necessary for us to raise additional funds through public or private financings. We cannot assure you that we will be able to raise additional funds at any particular point in the future or on favorable terms. In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which would materially increase operating expenses.

We Will Face Technical, Operational and Strategic Challenges That May Prevent Us from Successfully Integrating SureTalk.com, Inc. and TimeShift, Inc.

     Acquisitions involve risks related to the integration and management of acquired technology, operations and personnel. The integration of SureTalk.com, Inc. and TimeShift, Inc. into our business has been and will be a complex, time consuming and expensive process and may disrupt our business if not completed in a timely and efficient manner. We must operate as a combined organization utilizing common information and communication systems, operating procedures, financial controls and human resources practices. We may encounter substantial difficulties, costs and delays involved in integrating the operations of our subsidiaries and businesses, including:

        potential incompatibility of business cultures;

        perceived adverse changes in business focus;

        potential conflicts in sponsor, advertising or strategic relationships; and

        the loss of key employees and diversion of the attention of management from other ongoing business concerns.

Consequently, we may not be successful in integrating acquired businesses or technologies and may not achieve anticipated revenue and cost benefits. We also cannot guarantee that these acquisitions will result in sufficient revenues or earnings to justify our investment in, or expenses related to, these acquisitions or that any synergies will develop. If we fail to execute our acquisition strategy successfully for any reason, our business will suffer significantly.

We Have Experienced Rapid Growth Which Has Placed a Strain on Resources And Our Failure To Manage Growth Could Cause Our Business To Suffer

We have expanded our operations rapidly and intend to continue this expansion. The number of our employees increased from 68 on December 31, 1998 to over 130 on March 31, 2000. This expansion has placed, and is expected to continue to place, a significant strain on managerial, operational and financial resources. To manage any further growth, we will need to improve or replace our existing operational, customer service and financial systems, procedures and controls. Any failure to properly manage these systems and procedural transitions could impair our ability to attract and service customers, and could cause us to incur higher operating costs and delays in the execution of our business plan. We will also need to continue the expansion of our operations and employee base. Our management may not be able to hire, train, retain, motivate and manage required personnel. In addition, our management may not be able to successfully identify, manage and exploit existing and potential market opportunities. If we cannot manage growth effectively, our business and operating results could suffer.

We May Not Be Able to Respond to the Rapid Technological Change of the Internet Messaging and Communications Industry

     The Internet messaging and communications industry is characterized by rapid technological change, changes in user and customer requirements and preferences, and the emergence of new industry standards and practices that could render our existing services, proprietary technology and systems obsolete. We must continually improve the performance, features and reliability of our services, particularly in response to competitive offerings. Our success depends, in part, on our ability to enhance our existing messaging and communications services and to develop new services, functionality and technology that address the increasingly sophisticated and varied needs of prospective subscribers. If we do not properly identify the feature preferences of prospective subscribers, or if we fail to deliver features which meet the standards of these subscribers, our ability to market our service successfully and to increase revenues could be impaired. The development of proprietary technology and necessary service enhancements entail significant technical and business risks and require substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may also be unable to use new technologies effectively or adapt services to customer requirements or emerging industry standards.

If We Do Not Successfully Address Service Design Risks, Our Reputation Could Be Damaged And Our Business And Operating Results Could Suffer

     We must accurately forecast the features and functionality required by target subscribers. In addition, we must design and implement service enhancements that meet customer requirements in a timely and efficient manner. We may not successfully determine customer requirements and may be unable to satisfy subscriber demands. Furthermore, we may not be able to design and implement a service incorporating desired features in a timely and efficient manner. In addition, if any new service we launch is not favorably received by customers and end-users, our reputation could be damaged. If we fail to accurately determine customer feature requirements or service enhancements or to market services containing such features or enhancements in a timely and efficient manner, our business and operating results could suffer materially.

We May Need Additional Capital And Raising Additional Capital May Dilute Existing Shareholders

     We believe that existing capital resources will enable us to maintain current and planned operations for at least the next 12 months. However, we may be required to raise additional funds due to unforeseen circumstances. If capital requirements vary materially from those current planned, we may require additional financing sooner than anticipated. Such financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing shareholders.

We Cannot Predict Whether We Will be Successful Because Our Business Model is Unproven and Our Market is Developing

     Our business strategy is unproven, and it is too early to reliably gauge market penetration rates for our services. To date, we have not established a definite demand or a reliable cost to add a subscriber for these services. In addition, there can be no assurance that we will be successful in the offering of any additional services that we are currently planning. If the demand is lower than anticipated, or the cost to add a subscriber is higher, our business, prospects, financial condition and results of operations would be materially and adversely affected.

Other Companies are Offering Free Services Supported by Advertising, Which May Cause Subscribers to Become Unwilling to Pay for Our Services

     Many services provided over the Internet are provided free of charge to attract traffic to the service provider's website. These free services include free voice mail, free e-mail and free facsimile-to-email services, which are being offered by other companies in competition to our services. The providers of free services attempt to recover their expenses and make a profit by selling advertising based on the traffic generated from users of free services. For example, free voice mail may require users to listen to taped ads before they can access their messages. We expect that as these free services become popular with consumers, they will require our subscription services to provide clear incremental benefits over free services to justify paying for our services. In addition, to the extent free services of another provider are used by a potential JFAX.COM customer, it may be harder for us to persuade that potential customer to try our services.

     Our Failure to Achieve or Sustain Market Acceptance at Desired Pricing Levels Could Impair Our Ability to Achieve Profitability or Positive Cash Flow

     The widespread availability of free services, including our own, may result in consumers being unwilling to pay for messaging services. Even in cases where customers are willing to pay for these services to avoid the advertising associated with free services, or to obtain the benefits of unified messaging in its complete form, we expect prices in our industry will continue to fall. Therefore we may need to reduce prices for our existing and future services. We cannot predict whether our pricing schedule will prove to be viable, whether demand for our services will materialize at the prices we would like to charge or whether we will be able to sustain adequate future pricing levels as competitors introduce competing services, including free services.

     Customers may be unwilling to pay our prices, either because they find free services to be satisfactory, or because they find other paid services to offer better value for the cost involved. The prices for our services are in some cases higher than those charged by our competitors. Our failure to achieve or sustain desired pricing levels would have a material adverse effect on our business, prospects, financial condition and results of operations.

The Recent Introduction of Free Fax Services May Harm Our Business

     In 1999 we introduced free services. We expect to generate revenues from our free service customers by selling them additional services for which charges are usage-based. We will also encourage free service customers to convert to paid subscriptions. We have a limited track record from which to predict levels of revenue to be achieved from customers who are attracted by our free services. The availability of free services may cause some of our paying customers to switch to our free services and discontinue their payments to us.

     We introduced our free services principally as a promotional tool, and partially in response to the introductions by competing companies. We expect the trend for free services will continue in our industry. There can be no assurance that the recent introduction of these competing services will not have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Operating Results In One or More Future Periods Are Likely to Fluctuate Significantly and May Negatively Impact Our Stock Price

     Our annual and quarterly operating results may fluctuate significantly in the future as a result of numerous factors, including:

        the rate at which we are able to add subscriptions and sell additional usage-based services to both free and paid customers of our subscription services,

        the amount and timing of expenditures to form strategic relationships, to enhance sales and marketing and to expand our infrastructure,

        technical difficulties, system failures or network downtime,

        delays in implementing strategic alliances, or loss of strategic alliances, and economic and competitive conditions specific to our industry.

As a result, it is likely that in some future periods our operating results will be below the expectations of securities analysts and investors. If this happens, the trading price of our common stock would likely be materially adversely affected.

If We Fail to Expand and Adapt Our Network Infrastructure, Our Business May be Harmed

     We must continue to expand and adapt our network infrastructure, both domestically and internationally, as the number of customers and the volume of messages they wish to transmit increases. The expansion and adaptation of our network infrastructure will require substantial financial, operational and management resources, even if the expansion is primarily for our free service offerings. There can be no assurance that we will be able to expand or adapt our network infrastructure to meet any additional demand on a timely basis, at a commercially reasonable cost or at all.

     In addition, future growth in our subscriber base for both free and paid services, together with growth in the subscriber bases of other companies who have recently introduced free facsimile-to-email services and other Internet-dependent services, will increase the demand for available network infrastructure and Internet data transmission capacity. This could lead to insufficient capacity and an inability on our part to accommodate our future growth. Insufficient network capacity could lead to a reduction in our services' reliability. Since customers will not tolerate a service hampered by slow delivery times or unreliable service levels, insufficient network capacity could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Business Could Suffer if We Cannot Obtain Telephone Numbers

     Our future success will depend upon our ability to procure large quantities of telephone numbers in the United States and foreign countries. Our ability to procure telephone numbers depends on applicable regulations, the practices of telecommunications carriers that provide telephone numbers and the level of demand for new telephone numbers. Failure to obtain these numbers in a timely and cost-effective manner may prevent us from entering some foreign markets or hamper our growth in domestic markets, and may have a material adverse effect on our business, prospects, financial condition and results of operations.

     Our ability to procure large quantities of phone numbers will be particularly limited in area codes of large metropolitan areas, and we may at some point be unable to provide our customers with phone numbers in the most desirable area codes (e.g., 212 in Manhattan and 171 in London) in such areas, having to rely instead on new area codes created for these areas. We do not allow customers of our free services to choose the area code for the phone number we provide, and to some extent this makes our free services less attractive, particularly in comparison to our subscription services, or subscription services provided by others where the customer may select an area code.

     In addition, future growth in our subscriber base for both free and paid services, together with growth in the subscriber bases of providers of free fax to e-mail services, will increase the demand for large quantities of telephone numbers, which could lead to insufficient capacity and an inability on our part to acquire the necessary phone numbers to accommodate our future growth.

Any Failure of the Internet as a Message Transmission Medium Could Harm Our Business

     Our future success will depend upon our ability to route our customers' traffic through the Internet and through other data transmission media. For our services, other data transmission media include fiber optic or copper lines owned and operated by third parties, with portions of the capacity on these media being dedicated for our use. Our success is largely dependent upon the viability of the Internet as a medium for the transmission of documents. We also depend on the continued operation of a user's e-mail system. To date, we have transmitted a limited amount of customer traffic. There can be no assurance that these will prove to be viable communications media, that document transmission will be reliable or that capacity constraints which inhibit efficient document transmission will not develop.

     We access the Internet and other data transmission media through dedicated or shared connections to third party service providers. In many cases, we pay fixed monthly fees for Internet and other access, regardless of our usage or the volume of our customers' traffic. There can be no assurance that the current pricing structure for access to and use of these media will not change unfavorably and, if the pricing structure changes unfavorably, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If the Internet Stops Growing, Our Business Will Suffer

     Our future success is substantially dependent upon continued growth in the use of the Internet in order to support the sale of our services. There can be no assurance that the number of Internet users will continue to grow. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty. The Internet may not prove to be a viable avenue to transmit communications for a number of reasons, including lack of acceptable security technologies, lack of access and ease of use, traffic congestion, inconsistent quality or speed of service, potentially inadequate development of the necessary infrastructure, excessive governmental regulation, uncertainty regarding intellectual property ownership or lack of timely development and commercialization of performance improvements, including high-speed modems.

The Market May Not Switch to Our Services Due to Concerns About the Reliability of Internet Communications, Which May Significantly Impair Our Business and Prevent the Execution of Our Business Plan

     Our ability to route existing customers' traffic through the Internet and to sell our services to new customers may be inhibited by, among other factors, the reluctance of some customers to switch from traditional fax delivery to delivery over the Internet, and by widespread concerns over the adequacy of security in the exchange of information over the Internet. Additionally, there may be delays in any transmission over the Internet which may result in our service being regarded as less timely than a traditional fax delivery. If our existing and potential customers do not accept delivery through the Internet as a means of sending and receiving documents via fax, our business, prospects, financial condition and results of operations would be materially and adversely affected.

     In addition, we face similar risks regarding the market acceptance of the delivery of customers' voice mail messages and "real time" voice communications over the Internet. As a result, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Our Business May be Constrained Because We Support a Limited Number of Operating System Platforms

     Our services can be utilized only by those users whose computers are run by Windows 3.1, Windows 95, Windows 98, Windows NT, Macintosh, and UNIX operating systems. Since there are other operating system platforms, we cannot provide our services to all potential customers for our services. To the extent other operating systems proliferate in the future, our ability to attract new customers and keep existing customers could be significantly impaired.

The Market In Which We Operate is Highly Competitive, and We May Be Unable to Compete Successfully Against New Entrants and Established Industry Competitors With Significantly Greater Financial Resources

     Competition in the converging Internet and telecommunications industries is becoming increasingly intense. We face competition for our services from, among others, voice mail providers, fax providers, paging companies, Internet service providers, e-mail providers and telephone companies.

     The recent trend of our competitors providing free services has increased these competitive pressures. We have responded to this trend by introducing our own free services. Competitive pressures may impair our ability to achieve profitability. The increased competition may also make it more difficult for us to successfully enter into strategic relationships with major companies, particularly if our goal is to have an exclusive relationship with a particular company.

     We compete against other companies that provide one or more of the services that we do. In addition, these competitors may add services to their offerings to provide unified messaging services comparable to ours. Future competition could come from a variety of companies both in the Internet industry and the telecommunications industry, which could include some of our strategic alliances. These industries include major companies which have much greater resources than we do, have been in operation for many years and have large subscriber bases. These companies may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily and devote greater resources to the marketing and sale of their products and services than we can. There can be no assurance that additional competitors will not enter markets that we plan to serve or that we will be able to compete effectively.

We May Have Difficulty in Retaining Our Customers, Which May Prevent Our Long-Term Success

     Our sales and marketing and other costs of acquiring new subscriptions are substantial relative to the monthly fees derived from subscriptions. Accordingly, we believe that our long-term success depends largely on our ability to retain our existing customers, while continuing to attract new ones. We continue to invest significant resources in our network infrastructure and customer and technical support capabilities to provide high levels of customer service. We cannot be certain that these investments will maintain or improve customer retention. We believe that intense competition from our competitors, some of which offer free service or other enticements for new subscriptions, has caused, and may continue to cause, some of our customers to switch to our competitors' services. In addition, some new customers use the Internet only as a novelty and do not become consistent users of Internet services and, therefore, may be more likely to discontinue their service. These factors adversely affect our customer retention rates. Any decline in customer retention rates could have a material adverse effect on our business, prospects, financial condition and results of operations.

The Messaging and Communications Industry is Undergoing Rapid Technological Changes and New Technologies May Be Superior to the Technologies We Use

     The messaging and communications industry is subject to rapid and significant technological change. We cannot predict the effect of technological changes on our business. Additionally, widely accepted standards have not yet developed for the technologies we use.

     We expect that new services and technologies will emerge in the market in which we compete. These new services and technologies may be superior to the services and technologies that we use or these new services may render our services and technologies obsolete. In addition, these services and technologies may not be compatible or operate in a manner sufficient for us to execute our business plan, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

A System Failure or Breach of Network Security Could Delay or Interrupt Service to Our Customers

     Our operations are dependent on our ability to protect our network from interruption by damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry, computer viruses or other events beyond our control. There can be no assurance that our existing and planned precautions of backup systems, regular data backups and other procedures will be adequate to prevent significant damage, system failure or data loss.

     Despite the implementation of security measures, our infrastructure may also be vulnerable to computer viruses, hackers or similar disruptive problems caused by our customers or other Internet users. Persistent problems continue to affect public and private data networks, including computer break-ins and the misappropriation of confidential information. Computer break-ins and other disruptions may jeopardize the security of information stored in and transmitted through the computer systems of the individuals and businesses utilizing our services, which may result in significant liability to us and also may deter current and potential customers from using our services. Any damage, failure or security breach that causes interruptions or data loss in our operations or in the computer systems of our customers could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Software May Have Defects and We May Encounter Development Delays

     Software-based services and equipment, such as our services, may contain undetected errors or failures when introduced or when new versions are released. There can be no assurance that, despite testing by us and by current and potential customers, errors will not be found in our software after commercial release, or that we will not experience development delays, resulting in delays in market acceptance, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We Depend on Third Parties to Market Our Services, and the Failure by These Third Parties to Market Our Services May Hinder Our Marketing Efforts

     Currently, we rely on third parties, including e-mail providers, Internet service providers, online service providers and telecommunications companies as a means of marketing our services. We are also in the early stages of marketing our services through systems integrators. Systems integrators are businesses that bundle our services with services of other companies to be sold as a convenient package of services to the customer. In the event of any prolonged technical problems or failures experienced by these third parties or the termination of these marketing agreements, our marketing capabilities would be significantly hindered, which could have a detrimental effect on our business, prospects, financial condition or results of operations. For example, our failure to achieve technical integration with America Online's e-mail system resulted in a renegotiation of our agreement with America Online, and a suspension of our advertising on America Online in late 1998 through December 1999. This resulted in a reduction in our America Online subscribers, from over 4,000 net additions in 1998 to an approximately 1,400 net reduction in 1999.

     Many of these relationships are terminable at will or upon short notice. Furthermore, none of our relationships with these third parties includes long-term contractual commitments to continue the relationship, and many of these relationships are in the early stages of development. Because many of our strategic allies view unified messaging as important to their future, they may elect to directly compete with us in the provision of unified messaging services.

     In addition, our success in developing an international customer base depends on the formation of alliances with foreign companies and their ability to successfully market our services. In any relationship with a third party, particularly internationally, there may be difficulties in integrating or coordinating our services and systems with those of the other party. The failure to form and maintain these strategic alliances or the failure of these companies to successfully develop and sustain a market for our services could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Success Depends on Our Retention of Our Executive Officers and Our Ability to Hire and Retain Additional Key Personnel

     Our success depends on the skills, experience and performance of senior management and other key personnel, many of whom have worked together for only a short period of time. For example, our President and Chief Executive Officer and Chief Technology Officer have joined us since the beginning of 2000.

     The loss of the services of one or more of our executive officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. Our future success also depends on our continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we can retain our key employees or that we can attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future.

Our International Operations are Exposed to Regulatory, Management, Credit Card, Currency and Other Risks That May Prevent Us From Being Successful in International Markets

     At the end of 1999, foreign telephone numbers represented a significant portion of our total telephone numbers. These foreign numbers were sold through our U.S. web site. We intend to continue to expand into international markets and to spend significant financial and managerial resources to do so. If revenues from international operations do not exceed the expense of establishing and maintaining these operations, our business, financial condition and operating results will suffer. At present, we have international operations in Australia, Canada, Finland, France, Germany, Ireland, Italy, Japan, New Zealand, the Netherlands, Switzerland and the United Kingdom. We have limited experience in international operations and may not be able to compete effectively in international markets. International sales are subject to inherent risks, including:

        unexpected changes in regulatory requirements and tariffs,

        a more complex process to acquire telephone numbers,

        difficulties in staffing and managing foreign operations,

        the possibility of subsidization of our competitors and the nationalization of business,

        longer payment cycles, and greater difficulty in accounts receivable collection,

        differing technology standards,

        potentially adverse tax consequences

        imposition of currency exchange controls, and

        greater exposure to credit card fraud due to weaker forms of verification when compared to domestic credit card controls.

     To the extent the services we sell are priced and paid for in foreign currencies, gains and losses on the conversion into U.S. dollars of receivables and payables arising from international operations could in the future contribute to fluctuations in our results of operations. Additionally, fluctuations in exchange rates could adversely affect demand for our services and have a material adverse effect on our business, prospects, financial condition and results of operations.

The Price of Our Common Stock May Decline Due to Shares Eligible for Future Sale

     As of April 15, 2000, we had approximately 36.1 million shares of common stock outstanding. Most of these shares are available for sale, subject to compliance with Rule 144 in certain cases. Sales of a substantial number of shares of common stock in the public market could cause the market price of our common stock to decline. In the near future, including the shares offered hereunder, approximately 1.8 million shares will become eligible for sale under registration statements that we will file to meet our registration rights obligations in connection with recent acquisitions. Certain of our other shareholders and warrantholders have registration rights with respect to the common stock and common stock issuable under the warrants.

Anti-Takeover Provisions Could Negatively Impact Our Stockholders

     Provisions of Delaware law and of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us. For example, we are subject to Section 203 of the Delaware General Corporation Law which would make it more difficult for another party to acquire our company without the approval of our board of directors. Additionally, our certificate of incorporation authorizes our board of directors to issue preferred stock without requiring any shareholder approval, and preferred stock could be issued as a defensive measure in response to a takeover proposal. These provisions could make it more difficult for a third party to acquire our company even if an acquisition might be in the best interest of our stockholders.

Our Stock Price May Be Volatile or May Decline

     Our stock price and trading volumes have been highly volatile since our initial public offering on July 23, 1999. We expect that this volatility will continue in the future due to factors such as:

        assessments of our progress in adding paid subscriptions or free customers, and comparisons of our results in these areas versus our competitors;

        variations between our actual results and analyst and investor expectations;

        new service or technology announcements by us or others, and regulatory or competitive developments affecting our markets;

        investor perceptions of our company and comparable public companies;

        conditions and trends in the communications, messaging and Internet-related industries;

        announcements of technological innovations and acquisitions;

        introduction of new services by us or our competitors;

        developments with respect to intellectual property rights;

        conditions and trends in the Internet and other technology industries;
        and

        general market conditions.

     In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stocks of technology companies, particularly Internet companies. These broad market fluctuations may result in a material decline in the market price of our common stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could have a material adverse effect on our business and operating results.

We May Have Liability for Internet Content and We May Not Have Adequate Liability Insurance

     As a provider of messaging and communications services, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials transmitted via our services. We do not and cannot screen all of the content generated by our users, and we could be exposed to liability with respect to this content. Furthermore, some foreign governments, such as Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. Although we carry general liability and umbrella liability insurance, our insurance may not cover claims of these types or may not be adequate to indemnify us for all liability that may be imposed. There is a risk that a single claim or multiple claims, if successfully asserted against us, could exceed the total of our coverage limits. There is also a risk that single claim or multiple claims asserted against us may not qualify for coverage under our insurance policies as a result of coverage exclusions that are contained within these policies. Should either of these risks occur, capital contributed by our stockholders may need to be used to settle claims. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could have a material adverse effect on our reputation and business and operating results, or could result in the imposition of criminal penalties.

Inadequate Intellectual Property Protections Could Prevent Us From Enforcing or Defending Our Proprietary Technology

     Our success depends to a significant degree upon our proprietary technology. We rely on a combination of trademark, trade secret and copyright law and contractual restrictions to protect our proprietary technology. However, these measures provide only limited protection, and we may not be able to detect unauthorized use or take appropriate steps to enforce our intellectual property rights, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. In addition, we may face challenges to the validity and enforceability of our proprietary rights and may not prevail in any litigation regarding those rights. Companies in the messaging industry have experienced substantial litigation regarding intellectual property. Any litigation to enforce our intellectual property rights would be expensive and time-consuming, would divert management resources and may not be adequate to protect our business.

We May Be Found to Have Infringed the Intellectual Property Rights of Others Which Could Expose Us to Substantial Damages or Restrict Our Operations

     We could be subject to claims that we have infringed the intellectual property rights of others. In addition, we may be required to indemnify our resellers and users for similar claims made against them. Any claims against us could require us to spend significant time and money in litigation, pay damages, develop new intellectual property or acquire licenses to intellectual property that is the subject of the infringement claims. These licenses, if required, may not be available at all or on acceptable terms. As a result, intellectual property claims against us could have a material adverse effect on our business, prospects, financial conditions and results of operations. For example, on October 28, 1999, AudioFAX IP LLC filed a lawsuit against the company asserting infringement upon the ownership of certain United States and Canadian patents. See "Business--Legal Proceedings" for additional discussion.

Our Services May Become Subject to Burdensome Telecommunications Regulation Which Could Increase Our Costs or Restrict Our Service Offerings

     We provide our services through data transmissions over public telephone lines and other facilities provided by telecommunications companies. These transmissions are subject to regulation by the Federal Communications Commission, state public utility commissions and foreign governmental authorities. These regulations affect the prices we pay for transmission services, the competition we face from telecommunications services and other aspects of our market.

     As an Internet messaging services provider, we are not subject to direct regulation by the FCC. However, as Internet services and telecommunications services converge or as the services we offer expand, there may be increased regulation of our business. Therefore, in the future, we may become subject to FCC or other regulatory agency regulation. Changes in the regulatory environment could decrease our revenues, increase our costs and restrict our service offerings.

If Regulation of the Internet Increases, Our Business May be Adversely Affected

     There have been various regulations and court cases relating to the liability of Internet service providers and other online service providers for information carried on or through their services or equipment, including in the areas of copyright, indecency, obscenity, defamation and fraud. For example, federal and state statutes prohibit the online distribution of obscene materials. The law in this area is unsettled, and there may be new legislation and court decisions that expose companies such as ours to liabilities or affect their services.

     Additional laws and regulations may be adopted with respect to the Internet, covering issues such as support payments to fund Internet availability, content, user privacy, pricing, libel, obscene material, indecency, gambling, intellectual property protection and infringement and technology export and other controls. Other federal Internet-related legislation has been introduced which may limit commerce and discourse on the Internet.

     Because our services relate principally to the Internet, but convert voice and fax transmissions into e-mails, we are necessarily exposed to legal or regulatory developments affecting either Internet services or telecommunications services. Regulatory developments could cause our business, prospects, financial condition and results of operations to be materially adversely affected.

We Could Be Required to Register as an Investment Company and Become Subject to Substantial Regulation That Would Interfere With Our Ability to Conduct Our Business

     As of December 31, 1999 we have significant cash on hand representing proceeds from our July 23, 1999 initial public offering. We invest such cash in short-term instruments consistent with prudent cash management and not primarily for the purpose of achieving investment returns. Investment in securities primarily for the purpose of achieving investment returns could result in our being treated as an "investment company" under the Investment Company Act of 1940. In addition, the Investment Company Act requires the registration of companies that are primarily in the business of investing, reinvesting or trading securities or that fail to meet certain statistical tests regarding their composition of assets and sources of income even though they consider themselves not to be primarily engaged in investing, reinvesting or trading securities.

     If we are required to register as an investment company pursuant to the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure, management, operations, transactions with affiliated persons and other matters. Application of the provisions of the Investment Company Act to us would materially and adversely affect our business, prospects, financial condition and results of operations.

Our Principal Stockholders and Management Own a Significant Percentage of Our Stock and Will Be Able to Exercise Significant Influence

     As of April 15, 2000, our executive officers and directors and principal stockholders together beneficially owned approximately 60% of our common stock, including shares subject to options and warrants that confer beneficial ownership of the underlying shares. Accordingly, these stockholders will be able to determine the composition of our board of directors, will retain the voting power to approve all matters requiring stockholder approval and will continue to have significant influence over our affairs. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the market price of the common stock or prevent our stockholders from realizing a premium over the market prices for their shares of common stock.

Our Management has Broad Discretion in the Application of Proceeds, Which May Increase the Risk that the Proceeds Will Not Be Applied Effectively

     Our management has broad discretion in determining how to spend the proceeds of our July 23, 1999 initial public offering. Accordingly, we can spend the proceeds from that offering in ways which turn out to be ineffective or with which the stockholders may not agree.

We May Have a Contingent Liability Arising out of a Possible Violation of
Section 5 of the Securities Act of 1933 in Connection with E-mails Sent to Subscribers

     As part of a reserved share program in connection with our July 23, 1999 initial public offering, we reserved up to 300,000 shares at the initial public offering price for offering to up to 3,000 U.S. residents who were randomly selected from the pool of JFAX.COM subscribers as of June 30, 1999. On or about July 6, 1999 we sent e-mails to approximately 150,000 of our subscribers informing them of this program and briefly explaining the procedures to be followed. On or about July 9, 1999 we sent e-mails to the 3,000 subscribers who had been randomly selected, explaining the procedures in greater detail, and indicating that these subscribers would have the opportunity to purchase shares through this subscriber program. As of the applicable deadline, 181 of our subscribers had opened an account in accordance with the procedures and indicated an interest, so as to qualify for this reservation. No further subscribers were accepted in this reservation, which therefore was reduced to a maximum of 18,100 shares. We may have a contingent liability arising out of a possible violation of Section 5 of the Securities Act of 1933 in connection with the e- mails sent to the approximately 150,000 subscribers and later to the 3,000 subscribers selected under this program. Any liability would depend upon the number of shares purchased by the recipients of such e-mails. If any such liability is asserted, we intend to contest the matter vigorously. We do not believe that any such liability would be material to our financial condition.

Information Regarding Forward-Looking Statements

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions, and the assumptions underlying or relating to any of these statements. These statements may be identified by the use of words such as "expect", "anticipate", "estimate", "believe", "intend" and "plan". Our actual results may differ materially from those discussed in these statements. Factors that could contribute to such differences include those discussed in "Risk Factors" and elsewhere in this prospectus.

     Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance of achievements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We assume no duty to update any of the forward-looking statement after the date of this report or to conform these statements to actual results

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares offered by the selling stockholders.

                              MARKET INFORMATION

     The common stock is traded on the Nasdaq National Market under the symbol "JFAX." The following table sets forth the high and low closing sale prices for the common stock for the periods indicated, as reported by the Nasdaq National Market.

                                                             High    Low
                                                             ----    ---
     Year December 31, 1999
          Third Quarter (from July 23)....................   9.50    4.75
          Fourth Quarter..................................   7.68    4.06

                                                             High    Low
                                                             ----    ---
     Year December 31, 2000
          First Quarter ..................................   7.13    4.50
          Second Quarter (through May 15).................   4.81    2.00

     On May 15, 2000, the closing sale price for the common stock as reported by the Nasdaq National Market was $2.19.

     As of April 15, 2000 there were 105 stockholders of record of the common stock, although there are a larger number of beneficial owners.

                                DIVIDEND POLICY

     We have never paid any dividends on our common stock and do not anticipate declaring or paying cash dividends in the foreseeable future. We intend to retain future earnings, if any, to reinvest in our business. We expect that covenants in our future financing agreements will prohibit or limit our ability to declare or pay cash dividends.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the notes thereto and the information contained herein in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results. The pro forma financial data shown below assumes the acquisition of SureTalk.com was completed as of January 1, 1999 for Statement of Operations data and as of December 31, 1999 for Balance Sheet data (see pro forma financial statements).

     We also refer to our unaudited quarterly condensed financial statements as of March 31, 2000 and 1999 included in this prospectus. See the Index to Financial Statements at page F-1.

                                                                        Year Ended December 31,
                                            --------------------------------------------------------------------------
                                               1999            1998             1997           1996            1995
                                            ----------      ----------      -----------     ----------      ----------

                                                               (in thousands, except share and per share data)
Statement of Operations Data:
Revenue ................................    $     7,643     $     3,520     $       685     $       105     $        --
Cost of revenue ........................          4,641           3,398             858             150               1
                                            -----------     -----------     -----------     -----------     -----------
          Gross profit (loss) ..........          3,002             122            (173)            (45)             (1)
                                            -----------     -----------     -----------     -----------     -----------
Operating expenses:
     Sales and marketing ...............          6,355           4,990           1,069             150              --
     Research and development ..........          1,829           1,226             793              61              --
     General and administrative ........          7,976           4,948           2,962             512              20
                                            -----------     -----------     -----------     -----------     -----------
          Total operating expenses .....         16,160          11,164           4,824             723              20
                                            -----------     -----------     -----------     -----------     -----------
          Operating loss ...............        (13,158)        (11,042)         (4,997)           (768)            (21)
Other income (expense) net .............            230            (933)            215              --              --
Loss from Joint Venture ................            (82)             --              --              --              --
Increase in market value of put warrants             --           5,256              --              --              --
Income tax expense .....................              2               2               2               1              --
                                            -----------     -----------     -----------     -----------     -----------
     Net loss before extraordinary
        Item ...........................    $   (13,012)    $   (17,233)    $    (4,784)    $      (769)    $       (21)
                                            ===========     ===========     ===========     ===========     ===========
Extraordinary Item .....................          4,428              --              --              --              --
Net Loss................................    $   (17,440)    $   (17,233)    $    (4,784)    $      (769)    $       (21)
                                            ===========     ===========     ===========     ===========     ===========
     Net loss attributable to common
        shares .........................    $   (19,012)    $   (17,728)    $    (4,784)    $      (769)    $       (21)
                                            ===========     ===========     ===========     ===========     ===========
Basic and diluted net loss per common
   share ...............................    $     (0.68)    $     (0.80)    $     (0.30)    $     (0.12)    $     (0.00)
                                            ===========     ===========     ===========     ===========     ===========
Weighted average common shares used
   in determining net loss per share ...     28,098,994      22,181,960      15,738,334       6,406,666       5,575,000

Dividends per share ....................             --              --              --              --              --
                                            ===========     ===========     ===========     ===========     ===========





                                            Year Ended
                                           December 31,
                                           ------------
                                            Pro forma
                                               1999
                                            ----------
Statement of Operations Data:
Revenue ................................    $     7,802
Cost of revenue ........................          4,855
                                            -----------
          Gross profit (loss) ..........          2,947
                                            -----------
Operating expenses:
     Sales and marketing ...............             --
     Research and development ..........             --
     General and administrative ........             --
                                            -----------
          Total operating expenses .....         23,376
                                            -----------
          Operating loss ...............        (20,429)
Other income (expense) net .............            230
Loss from Joint Venture ................            (82)
Increase in market value of put warrants             --
Income tax expense .....................              2
                                            -----------
     Net loss before extraordinary
        Item ...........................    $   (20,283)
                                            ===========
Extraordinary Item .....................          4,428
Net Loss................................    $   (24,711)
                                            ===========
     Net loss attributable to common
        shares .........................    $   (26,289)
                                            ===========
Basic and diluted net loss per common
   share ...............................    $     (0.89)
                                            ===========
Weighted average common shares used
   in determining net loss per share ...     29,614,539

Dividends per share ....................             --
                                            ===========




                                                                    December 31
                                         -------------------------------------------------------------------------------
                                                                                                              Pro forma
                                            1999         1998         1997          1996         1995           1999
                                         ---------    ----------    ---------    ----------   -----------    -----------

                                                                   (in thousands)
Balance Sheet Data:
     Cash and cash equivalents .....     $ 12,256     $  7,279      $     23     $    656     $     --       $  12,288
     Short term investments ........       23,511           --            --           --           --          23,511
     Working capital (deficiency) ..       36,555        6,735            58          479          (11)         35,568
     Total assets ..................       58,625       10,513         2,613          896           --          71,747
     Long-term debt and put warrants        1,537       12,455            --           --           --           1,537
     Redeemable common and preferred
        stock(1) ...................        7,065        9,317            --           --           --           7,065
     Total stockholders' equity
        (deficiency) ...............       45,147      (13,317)        1,618          677          (11)         57,130

______________
(1) See Note 4 of the notes to our consolidated financial statements for the conditions applicable to the redeemable securities.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with "Selected Consolidated Financial Data" and our financial statements and related notes included elsewhere in this prospectus.

Overview

     We were founded in 1995 to provide Internet-based messaging and communications services. We were initially conceived as a solution to facilitate the receipt of faxes and voice messages via the Internet. As of December 31, 1999, our unified messaging service had over 56,000 paid subscriptions.

     We currently derive substantially all revenues from subscription fees, activation fees and charges for usage-based services. Activation fees account for approximately 10% of total revenue. We recognize revenue for activation fees when the customer's account is activated, at which time related direct selling costs are incurred, which offset the activation fee. In the future, we expect to derive a growing proportion of our revenues from selling our subscription and usage-based services to our free subscribers. Our customers are primarily pre-billed on a month-to-month basis. Revenues are recognized as the service is performed.

     Payments made to our strategic alliance resellers are typically made on a commission basis. In our domestic alliances, we generally pay to the reseller a portion of our activation fees, a percentage of monthly service fees during the first year that the customer subscribes to the service, and a lesser percentage of monthly service fees after the first year. We also pay a percentage of customer usage fees. We record the commission expenses as the related revenues are recognized.

     For the years ended December 31, 1999, 1998, and 1997, our strategic alliances contributed 22.2%, 41.2%, 11.2% and of our net subscriber additions, respectively. The reduction in subscriptions through strategic alliances from 1998 to 1999 is due to the interruption of advertising with America Online. In 1999, in the absence of advertising, America Online did not produce net new subscribers for us, and in fact produced a net reduction of approximately 1400 subscribers. Excluding America Online, net subscriber additions through strategic alliances would have been 27.1% and 21.1% for 1999 and 1998 respectively.

     Under our renegotiated agreement with America Online, America Online is committed to deliver certain technological assistance so as to make our services more compatible with America Online's e-mail service and to deliver $920,000 in advertising owed to us as a result of payments made under our previous agreement. Following the necessary technical integrations, we expect to resume advertising with America Online and we anticipate that America Online will again contribute to our net subscriber additions.

     Revenues from subscriptions provided by our strategic alliances represented approximately 28.1% and 29% of our total revenues in 1999 and 1998, respectively. We believe that the generally increasing trend in strategic alliance contributions to net subscriber additions, and to our revenues, will continue in the future.

     We expect to increase our sales and marketing expenses. In the past, we have allocated limited resources to marketing our services, relying on our web site to generate subscriptions and our strategic alliances to market and sell our services to their customer base. We intend to increase our direct and indirect marketing efforts in order to grow our subscriber base and to generate sales from our free and paying subscribers and businesses looking to outsource their messaging requirements. These marketing efforts will require a considerable investment on our part.

     We also intend to continue to invest in the development of new services, complete the development of our services currently under development and extend and upgrade our network. In particular, we intend to invest in additional infrastructure to increase our capacity and enable us to provide additional Internet-based messaging and communications services.

     We have incurred significant losses since our inception. As of December 31, 1999, we had an accumulated deficit of approximately $40.2 million. We expect to incur substantial operating losses for the foreseeable future.

     Although we cannot guarantee the success of our business plan, we expect the increases in sales and marketing expenses and in our investments in new services and services under development, together with our free services, will improve our ability to add new subscriptions including paid subscriptions. We also expect that the increased subscriptions will result in increased revenues which will be partially offset, or may be more than offset for some period, by the expenses incurred. There are numerous factors, however, that may materially adversely affect our business plans and the expectations noted above.

     An increasing number of companies are offering services that compete with our services, and some competitors have recently introduced free services that are similar to our services. The providers of these free services attempt to recoup their expenses by selling advertising based on the traffic generated from users of free services. We also offer some of our services on a free basis. We expect to generate revenues from free subscriptions not through advertising, but by selling to those free subscriptions usage-based services or by converting some free subscriptions to paid subscriptions for our unified messaging services. However, we cannot guarantee that we will be able to sell any usage-based services or to convert free subscriptions. In addition, there is a risk that some of our paid subscriptions will convert to free subscriptions or that they will choose to switch to the free services provided by one of our competitors. We believe that the introduction of free services, both by us and by our competitors, has occurred too recently for us to accurately gauge whether and to what degree they will negatively impact our revenues, our cost structure or our ability to add new subscriptions including paid subscriptions.

Results of Operations

Years Ended December 31, 1999, 1998 and 1997

     The following table sets forth, for the years ended December 31, 1999, 1998 and 1997, information derived from our statements of operations as a percentage of revenues. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

                                                             December 31,
                                                            --------------
                                                         1999     1998     1997
                                                         ----     ----     ----
Revenue .............................................     100%     100%     100%
Cost of revenue .....................................      61       97      125
                                                          ---      ---      ---
          Gross profit (loss) .......................      39        3      (25)

Operating expenses:
     Sales and marketing ............................     83      142      156
     Research and development .......................     24       35      116
     General and administrative .....................    104      141      432
                                                        ----     ----     ----
          Total operating expenses ..................    211      318      704
                                                        ----     ----     ----
          Operating loss ............................   (172)    (315)    (729)
Interest expense (income), net ......................     (3)      27      (31)
Loss in joint venture ...............................     (1)      --       --
Increase in market value of put warrants ............     --     (149)      --
                                                        ----     ----     ----
Loss before income taxes and extraordinary item .....   (170)    (491)    (698)
Extraordinary Item-early extinguishment of debt .....    (58)      --       --
                                                        ----     ----     ----
Income tax expense ..................................     --       --       --
                                                        ----     ----     ----
          Net loss ..................................   (228)%   (491)%   (698)%
                                                        ====     ====     ====

Revenue Items

     Revenue. Revenue was $7.6 million, $3.5 million, and $685,000 for the years ended 1999, 1998, and 1997, respectively. The increases in revenue from year to year were due primarily to increases in the number of subscriptions from both our direct marketing and our strategic alliances. Our number of subscriptions were 56,010, 27,063, and 7,125 as of December 31, 1999, 1998, and 1997,
respectively. Revenue derived from monthly fees from paid subscriptions accounted for substantially all of the revenue in the years ended December 31, 1999, 1998 and 1997.

     Cost of revenue. Cost of revenue is primarily comprised of data and voice transmission costs, telephone numbers, customer service, online processing fees and equipment depreciation. Cost of revenue was $4.6 million or 61% of revenue, $3.4 million or 97% of revenue, and $858,000 or 125% of revenue for the years ended December 31, 1999, 1998 and 1997, respectively. The increases in cost of revenue reflect the cost of building and expanding our server and networking infrastructure and customer services to accommodate the growth of our subscriber base. Cost of revenue as a percentage of revenue decreased from year to year as a result of the increases in revenue over the same periods.

Operating Expenses

     Sales and Marketing. Our sales and marketing costs consist primarily of payments with respect to strategic alliances, advertising, sales and marketing personnel, public relations, promotions, trade shows and business development. Sales and marketing expenses were $6.4 million or 83% of revenue, $5.0 million or 142% of revenue, and $1.1 million or 156% of revenue for the years ended December 31, 1999, 1998 and 1997 respectively. The year to year increases in sales and marketing expenses primarily reflect an increase in marketing payments as a result of entering into and expanding several key strategic relationships with leading Internet and telecommunications companies, and an increase in expenses with respect to sales and marketing personnel.

     In October 1997, we entered into an interactive marketing relationship with America Online. As of December 31, 1999, we had $920,000 in prepaid advertising costs and such amount is expected to be consumed in fiscal 2000. During 1999 and 1998, we incurred $80,000 and $1,250,000 respectively in advertising expense for advertising activity through America Online. See Note 6(a) of the notes to our consolidated financial statements.

     At December 31, 1999, we were also the exclusive unified messaging provider for CompuServe and Yahoo Mail under an interactive marketing agreement and an advertising and promotion agreement, respectively. These agreements provide for us to make certain fixed and revenue share payments based on advertising amounts placed on the respective sites and customers acquired. See Note 6(b) of the notes to our consolidated financial statements.

     Amounts expensed under agreements with all on line service providers are included in sales and marketing expense. For the years ended December 31, 1999, 1998, and 1997, total amounts of these expenses were $2,220,320, $2,959,313, and $7,888 respectively. Future annual fixed payments associated with all arrangements with on line service providers for future services aggregate $3,156,278 and $658,312 for the years 2000 and 2001, respectively.

     Research and Development. Our research and development costs consist primarily of personnel related costs. Research and development costs were $1.8 million or 24% of revenue, $1.2 million or 35% of revenue, and $793,000 or 116% of revenue for the years ended December 31, 1999, 1998 and 1997, respectively. The year to year increases in research and development costs primarily reflects increases in personnel related expenses. Research and development costs as a percentage of revenue decreased from year to year as a result of increases in revenue over the same periods.

     General and Administrative. Our general and administrative costs consist primarily of personnel related expenses, professional services, and occupancy costs. General and administrative costs were $8.0 million or 104% of revenues, $4.9 million or 141% of revenues, and $3.0 million or 432% of revenues for the years ended December 31, 1999, 1998 and 1997, respectively. The increases in general and administrative costs from year to year were primarily due to increases in personnel as well as increased professional fees. General and administrative costs as a percentage of revenue decreased from year to year as a result of increases in revenue over the same periods.

     Interest Income (Expense), Net. The change from 1998 to 1999 was primarily due to investment earnings from our IPO proceeds. The change from 1997 to 1998 was due to borrowings of $10.0 million in senior subordinated debt in July 1998 which was repaid in July 1999. Interest income (expense), net was $230,000, $(933,000), $215,000 for the years ended December 31, 1999, 1998 and 1997.

     Increase in Value of Put Warrants. Warrants sold by the company in July 1998 included put rights until January 1, 1999. See note 4 to the consolidated financial statements. These put rights gave the holders of the warrants the right to require us to purchase the warrants at their fair market value if we did not complete a public offering of our stock prior to July 1, 2003. In accordance with AICPA Emerging Issues Task Force (EITF) 96-13, the warrants were recorded at their fair value at the date of issuance ($1,145,000). In addition, EITF 96-13 requires that any change in the fair value of the warrants be reflected as a charge to earnings in the period of change. In 1998, expense associated with this increase in market value aggregated $5,256,000 . This item will not recur in future periods because of the expiration by agreement with the holders of the warrants of the put feature effective January 1, 1999.

     Income Taxes. As of December 31, 1999, we had federal and state net operating loss carryforwards of approximately $34.6 million available to offset income in the future. Such net operating loss carryforwards will begin expiring in the year 2004. Under the Tax Reform Act of 1986, the amounts of and benefits from such net operating loss carryforwards may be impaired or limited following changes in the ownership of our common stock.

Three Months Ended March 31, 2000 and March 31, 1999

Revenue Items

  Revenue. Revenue was $2.9 million and $1.4 million for the three months ended March 31, 2000 and 1999 respectively. The increase in revenue was primarily due to an increased number of subscriptions. Our paid subscribers numbered 60,588 and 31,443 as of March 31, 2000 and 1999.

  Cost of Revenue. Cost of revenue is primarily comprised of data and voice network costs, customer service, online processing fees and equipment depreciation. Cost of revenue was $1.4 million or 48% of revenue and $1.1 million or 75% of revenue for the three months ended March 31, 2000 and 1999. The increase in cost of revenue reflects the cost of building and expanding our server and networking infrastructure and customer service to accommodate growth of our subscriber base. Cost of revenue as a percentage of revenue decreased as a result of the increases in revenue over the same period last year.

Operating Expenses

  Sales and Marketing. Our sales and marketing costs consist primarily of payments with respect to strategic alliances, advertising, personnel related expenses, public relations, and promotions. Sales and marketing expenses were $2.2 million or 76% of revenue and $708,000 or 50% of revenue for the three months ended March 31, 2000 and 1999, respectively. The absolute dollar and costs as a percentage of revenue increases in sales and marketing expenses from period to period primarily reflect an increase in advertising costs associated with payments to strategic alliance partners and an increase in personnel related expenses.

  Research and Development. Our research and development costs consist primarily of personnel related expenses. Research and development costs were $789,000 or 28% of revenue and $517,000 or 37% of revenue for the three months ended March 31, 2000 and 1999. The increase in research and development costs from period to period primarily reflects increases in personnel related expenses. Research and development as a percentage of revenue decreased as a result of increases in revenue over the same period last year.

  General and Administrative. Our general and administrative costs consist primarily of personnel related expenses, professional fees, and occupancy costs. General and administrative costs were $4.0 million or 138% of revenue and $1.5 million or 105% or revenue for the quarters ended March 31, 2000 and 1999. The absolute dollar and costs as a percentage of revenue increases in general and administrative from period to period were primarily due to increases in personnel, as well as increased professional fees.

  Amortization of goodwill and other intangibles. For the three months ended March 31, 2000, amortization of goodwill and other intangibles of $661,000 occurred due to the acquisition of SureTalk.com, Inc. in January 2000. There was no comparable amortization for the three months ended March 31, 1999.

  Interest Income (Expense), Net. Interest income (expense), net was $798,000 and ($426,000) for the three months ended March 31, 2000 and 1999, respectively. For the three months ended March 31, 2000 interest income (expense), net primarily resulted from interest income earned on our cash and cash equivalents and short and long term investments generated from our July 1999 IPO. For the three months ended March 31, 1999, interest income (expense), net is primarily related to interest expense on capital lease obligations and long-term debt.

Liquidity and Capital Resources

  As of March 31, 2000, we had approximately $21.0 million in cash and cash equivalents and $12.2 and $10.9 million in short term and long term investments, respectively. Short and long term investments primarily consisted of government and corporate debt securities. Short term maturities range from three months to one year and long term maturities range from beyond one year up to 18 months.


  Net cash used in operating activities increased to $3.3 million for the three months ended March 31, 2000 from $1.6 million for the same period in 1999. The increase in net cash used in operating activities was primarily due to an increase in net losses reduced by an increase in depreciation and amortization and an increase in prepaid marketing and other expenses.

  Net cash provided by investing activities was $12.0 million for the three months ended March 31, 2000. Net cash used in investing activities was $107,000 for the three months ended March 31, 1999. The increase in net cash provided by investing activities from fiscal 1999 to 2000 was primarily due to the redemption of short and long term investments reduced by purchases of leasehold improvements and office equipment for our new headquarters in Hollywood, California, and the continuing build-out of our network.

  Net cash provided by financing activities was $41,000 for the three months ended March 31, 2000 as compared to ($112,000) for the same period in 1999. The increase in net cash provided by financing activities was primarily due to an increase in proceeds from loans payable.

     In July 1999, we completed our initial public offering. 8,500,000 shares were sold by us to the public at $9.50 per share for an aggregate amount of $80,750,000 before deduction of underwriting discounts, commissions and other expenses. No overallotment shares were sold in the offering. Net proceeds to us from the IPO were approximately $73.9 million.

     In July 1998 we received net proceeds of $13.9 million through the private placement of $10,000,000 in Senior Subordinated Notes and $5,000,000 in Preferred Stock.

     Prior to the IPO and Senior Subordinated Note and Preferred Stock Offerings, we financed our operations primarily through private placements of Common Stock.

     We finance the acquisition of substantial portions of our operating technology equipment and office equipment through leasing and loan arrangements. Amounts due under these arrangements were $3,129,000 and $1,686,000 at December 31, 1999 and 1998 respectively.

     Net cash used in operating activities was $12,091,000, $10,000,000, and $4,546,000 for the years ended December 31, 1999, 1998, and 1997 respectively. The principal uses of cash for all periods were to fund our net losses from operations, partially offset by increases in accounts payable, decreases in payments to strategic alliances, and increases due to non-cash put warrant charges.

     Net cash used in investing activities was $39,446,000, $543,000, and $1,579,000 for the years ended 1999, 1998, and 1997 respectively. The principal uses in 1999 were for the purchases of current and non current investments and the purchases of property and equipment. In 1998 and 1997 the principal use was for property and equipment.

     Net cash provided by financing activities was $56,514,000, $17,800,000, and $5,500,000 for the years ended 1999, 1998 and 1997 respectively. The net increase in 1999 was primarily due to the $73.9 million raised in our initial public offering, reduced by repayments of senior subordinated debt and preferred stock of $10.6 million and $6.8 million respectively.

     The net increase in 1998 was primarily due to proceeds from senior subordinated debt, preferred stock, and the private placement of common stock. Net proceeds for 1997 were primarily due to proceeds from private placement of common stock of $8.1 million reduced by the issuance of notes receivable to shareholders of $2.4 million.


  Letter of intent and loan commitment. On April 5, 2000, we entered into a letter of intent and a loan commitment letter with eFAX.com ("eFAX.com") in which:

  We established with eFAX.com the principal terms for a potential merger of us and eFAX.com,

    We agreed to lend eFAX.com $5 million. The loan will have an interest rate of 13% and a maturity date of August 31, 2000, subject to adjustment which could increase the maturity date by up to 60 days, and

    eFAX.com granted or committed to grant to us warrants to purchase a number of shares of eFAX. com common stock determined based on certain terms and conditions.

Prior to the execution of a definitive purchase Agreement neither eFAX.com nor we are required to complete the merger. In the merger, approximately 18.5 million shares of our common stock will be issued to the current holders of eFAX.com's common and preferred stock. On May 5, 2000, we funded the first installment of the loan to eFAX.com in the amount of $750,000.

  Our capital requirements depend on numerous factors, including market acceptance of our services, the amount of resources we devote to investments in our network and services development, the resources we devote to the sales and marketing of our services and our brand promotions and other factors. We have experienced a substantial increase in our capital expenditures and operating lease arrangements since our inception consistent with the growth in our operations and staffing, and anticipate that this will continue for the foreseeable future. Additionally, we expect to make additional investments in technologies and our network, and plan to expand our sales and marketing programs and conduct more aggressive brand promotions.

  We currently anticipate that our cash and cash equivalents and short and long term investments will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 12 months. Although operating activities may provide cash in certain periods, to the extent we experience growth in the future, we anticipate that our operating and investing activities may use cash. Consequently, any such future growth may require us to obtain additional equity or debt financing, which may not be available on attractive terms, or at all, or may be dilutive.

Impact of Year 2000 Issue

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations for any company using computer programs or hardware, including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities.

     We are a comparatively new company, and, accordingly, the software and hardware we use to operate our business have all been purchased or developed in the last five years. While this does not protect us against Year 2000 exposure, we believe we gain some mitigation from the fact that the information technology we use to operate our business is of recent origin. All of the software code we have internally developed to operate our business is written with four digits to define the applicable year.

     Prior to January 1, 2000, we conducted ongoing tests of our internal information technology and non-information technology systems. As of December 31, 1999 we completed testing internally developed systems, and the subsequent process of evaluating and compiling test results did not reveal any information that would indicate any year 2000 exposure All of the testing we have completed has been performed by our own personnel. To date, we have not retained any outside service or consultants to test or review our systems for Year 2000 compliance. Based on the testing we have performed, we believe that such software is Year 2000 compliant.

     In addition to our internally developed software, we utilize software and hardware developed by third parties both for our network as well as our internal information systems. As of December 31, 1999 we tested this third-party software and hardware to determine Year 2000 compliance. In addition, we obtained certifications from our key suppliers of hardware and networking equipment for our data centers, as well as from the providers of our Internet access and of our dedicated data transmission media, that our hardware and networking equipment are Year 2000 compliant. Additionally, we have received assurances from the providers of key software applications for our internal operations that their software is Year 2000 compliant. Based upon an evaluation of our broader list of software and hardware providers, we are aware that all of these providers reviewed and implementing their own Year 2000 compliance programs, and we continue to work with these providers to address the Year 2000 issue and continue to seek assurances from them that their products are Year 2000 compliant.

     We have not incurred any significant expenses to date, and we do not anticipate that any future costs associated with our Year 2000 remediation efforts will be material. Our estimate of costs incurred to date associated with implementing our year 2000 compliance plan is approximately $100,000 which is consistent with our original estimates. The costs incurred to date represent in the aggregate less than 5% of the amounts that we have budgeted for research and development and network operations. However, if we, our customers, our providers of hardware and software or other third parties with whom we do business fail to remedy any Year 2000 issues, our services could be interrupted and we could experience a material loss of revenues that could have a material adverse effect on our business, prospects, results of operations and financial condition. We consider such an interruption to be the most reasonably likely unfavorable result of any failure by us, or failure by the third parties upon whom we rely, to achieve Year 2000 compliance. Presently, we are unable to reasonably estimate the duration and extent of any interruption, or quantify the effect it may have on our future revenues.

     As part of our overall assessment, we shut down all non-essential systems just prior to January 1, 2000 and restored those systems on January 1, 2000. Once restored, these systems were tested and monitored throughout the first week of January 2000. All systems performed properly in the first week of January 2000 and continue to perform properly up to and after February 29, 2000.

Quantitative and Qualitative Disclosures About Market Risk

     The following discussion about our market risk disclosures contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not have derivative financial instruments for hedging, speculative, or trading purposes.


  At March 31, 2000 short and long term investments primarily consisted of government and corporate debt securities. Short term maturities range from three months to one year and long term maturities range from beyond one year up to 18 months. Such securities bear interest at fixed rates ranging from 5.5% to 6.6% and are classified as held to maturity as the company has the ability and intent to do so. At March 31, 2000 cost approximates fair market value and the company believes it has immaterial market rate risk.

     We believe that our exposure on currency exchange fluctuation risk is insignificant because our transactions with international vendors and customers are generally denominated in US dollars.


                                    BUSINESS

Company Overview

     We are an Internet-based messaging and communications services provider to individuals and businesses throughout the world. Our services enable the user's e-mail box to function as a single repository for all e-mail, fax and voice mail and permit convenient message retrieval through e-mail or by phone. Customers can sign-up for all of our services through our web site and can promptly receive a JFAX.COM phone number.

     We provide Internet-based unified messaging services with over 56,000 paid subscriptions as of December 31, 1999. Since we started offering our services on a commercial basis in June 1996, we have expanded our network to offer our services in over 90 area codes in the United States and abroad, including area codes in 22 of the 25 most populous major metropolitan areas in the United States. We have over 15 area codes outside the United States, including area codes in London, Paris, Frankfurt, Zurich, Milan, Sydney and Tokyo. We intend to continue to increase the number of area codes and target new international locations.

Recent Developments

     On April 5, 2000, we entered into a letter of intent and a loan commitment letter with eFAX.com ("eFAX.com") in which:

          We established with eFAX.com the principal terms for a potential merger of us and eFAX.com,

          We agreed to lend eFAX.com $5 million. The loan will have an interest rate of 13% and a maturity date of August 31, 2000, subject to adjustment which could increase the maturity date by up to 60 days, and


          eFAX.com granted or committed to grant to us warrants to purchase a number of shares of eFAX.com common stock determined based on certain terms and conditions.



Prior to the execution of a definitive merger agreement neither eFAX.com nor we are required to complete the merger. In the merger, approximately 18.5 million shares of our common stock will be issued to the current holders of eFAX.com's common and preferred stock. We would be the surviving corporation in the merger. On May 5, 2000, we funded the first installment of our loan to eFAX.com in the amount of $750,000.

Industry Background

Growth of the Internet and Electronic Commerce

     The Internet has experienced rapid growth and has developed into a significant tool for global communications, commerce and media, enabling millions of people to share information and transact business electronically. Internet-based businesses have emerged to offer a variety of products and services over the Internet. Advances in online security and payment mechanisms have also prompted more businesses and consumers to engage in electronic commerce.

E-Mail

     E-mail is the most widely adopted Internet application, ranging from a personal messaging tool to a strategic business tool. E-mail messages have increased in volume and functionality, and this trend is expected to continue. For example, e-mail is expected to become a major vehicle for electronic commerce transactions. The e-mail box as a locating and delivery device has become the platform for additional applications such as directory services, scheduling and document sharing. Furthermore, the e-mail box can function as a central repository to receive, send, forward, organize and prioritize voice mail, fax and e-mail messages, thus creating what is called unified messaging.

Traditional Faxing

     The fax machine is a valuable tool for communication for businesses and individuals. Although e-mail traffic is growing rapidly, faxing continues to grow due to decreasing telephone rates and the increasing availability of software that allows faxes, including broadcast faxes, to be sent from personal computers.


Trends in Faxing

     The transmission of faxes over the Internet has become an increasingly popular tool and provides a low cost method to send and receive faxes. In addition to Internet faxing, users are increasingly faxing documents directly from their computers, thereby growing less dependent on traditional fax machines. Recent advances in technology allow users to send and receive faxes from their computers using e-mail to transmit data over the Internet.

Trends in Internet Messaging

     With continuing developments in modern technology, various message media are currently in the process of converging. Communication channels are becoming interchangeable as consumers can send the same message through e-mail, voice mail and fax. With the unification of these functions, consumers increasingly value messaging services that are "device-independent." Consumers appreciate the ability to send and retrieve messages in any form and in the most convenient manner, using e-mail, voice mail or fax, and accessing messages with the telephone or personal computer or through the Internet.

Need for Cost-Effective Solutions

     Whether it is an individual avoiding the cost of maintaining a fax machine, answering machine and dedicated fax line or a large corporation attempting to cost-effectively manage expanding and increasingly sophisticated communications systems, individuals and businesses alike are making use of third parties to manage their messaging needs. In addition, businesses often find it difficult to implement state-of-the-art technology in their own infrastructure, and individuals with the expertise to maintain a sophisticated messaging system can be scarce and costly to hire, train and retain. As a result, we believe that organizations seeking to lower their costs and to reduce the amount of time and labor they invest in technological infrastructure and support systems, such as messaging systems, will look to Internet-based solutions provided by third parties to maintain competitiveness.

Our Solution

     We provide individual consumers, end-users and businesses with convenient, cost-effective and reliable Internet-based messaging and communications services.

Individual Consumers and End-Users

     Our services are designed to provide the following key benefits to individual consumers and end-users:

          Unified Messaging. We believe we were the first company to provide a commercially available Internet-based messaging service that enables the end-user's e-mail box to function as a single repository for all e-mail, fax and voice mail and permits convenient management of their messages through e-mail or by phone.

           Anytime, Anywhere Accessibility. We have designed our services to allow easy access by customers seven days a week, 24 hours a day from any location. Our customers can listen to their e-mail and voice mail and manage their e-mails, faxes and voice mails from any touch-tone phone. In addition to these capabilities, our customers can listen to their voice mail and view their faxes anytime they read their e-mail.

           Access to International Network. We have built a network allowing our customers to establish a local phone number in over 90 area codes in the United States and abroad. Additionally, our proprietary Internet-based solution enables a customer to activate service from our web site or over the phone within minutes.

           Cost Effective Service. We believe that by using our service, customers can achieve cost savings and efficiency when compared to traditional telephone and fax communication.

           Customization. Our services allow customers to create their own messaging solutions. They may elect to use our free services or our paid subscription services, or they may add any of our usage-based features, such as telephone access to e-mail, outbound voice, outbound faxing, broadcast voice and broadcast faxing.

           Customer Support. We offer our customers various levels of support seven days a week, 24 hours a day.

     We believe a large percentage of our subscribers are professionals or are employed in upper management positions and that another large percentage of our subscribers are self-employed or small business owners.

Businesses

     In addition to the benefits listed above, our service provides the following key benefits to businesses:

           Cost Effective Service. With our service, businesses have a reduced need for personnel, traditional fax machines, phone lines or other costly hardware. In addition, we offer a simple solution priced to reflect our economies of scale.

           Award-Winning Technology. We provide our customers with access to advanced, award-winning Internet-based messaging technologies based on open standards. In addition to being the first to market a unified messaging service, our technology has earned the 1998 CommerceNet award for Electronic Commerce Excellence in the United States Business-to-Consumer category.

           Scaleability and Reliability. Our network of services is designed to be highly scaleable, meaning that it allows us to easily add additional locations to our network and additional users at each location. Our system is also designed with back-up components, including back-up power supplies in separate locations and multiple Internet connections, in the event of a technological failure and is designed to provide reliable service to our customers.

           Security. Our fax services provide a type of security not available with traditional faxing since messages arrive directly into the customer's e-mail box and do not remain in view on a traditional fax machine. In addition, all of our message transmission services are merely a conduit for electronic messaging and do not store copies of transmissions in any format, electronic or otherwise.

Our Services

     We provide a comprehensive range of Internet-based services to address the messaging and communication needs of individuals and businesses. All of our inbound services provide a unique telephone number assigned from available area codes and digitally compress and route messages to the customer's e-mail box.

     We collect approximately 95% of our fees through billing customers' credit cards provided at initiation.

     If a credit card declines to pay a customer's balance, an e-mail notice is sent to the customer. If the customer does not respond to that e-mail, a disconnection warning is sent to the customer who is then allowed up to 60 days to resolve the outstanding bill before being disconnected.

     Revenues are accrued upon billing of a customer's credit card. Uncollected credit card amounts are written off after 30 days. We write-off 100% of all amounts declined by credit cards on a monthly basis.

     Our subscription services are summarized in the following table:

SUBSCRIPTION SERVICES

  Services           Description                   Attributes                                    Pricing*
  --------           -----------                   ----------                                    --------
Free Services
Free Fax Plus        Fax/voice to e-mail           Free telephone number                         Free

                                                   Unlimited number of incoming faxes/voice
                                                   mails

                                                   Only incoming fax/voice capability

                                                   User cannot choose area code

Paid Services
Free Fax Plus        Outbound faxing--User         Cannot select  area code for phone            Setup Fee of $5.00
Send                 can send faxes                number                                        $2.95 per month plus
                                                                                                 additional usage-
                     Broadcast fax--User can       Unlimited incoming                            based charges
                     send the same fax to          faxes
                     numerous recipients
                                                   Annotation capability


Business Fax         Outbound faxing--User         Can select area code for                      Setup Fee of $15.00
                     can send faxes                phone number                                  and $12.50 per phone
                                                                                                 number per month plus
                     Broadcast fax--User can       Unlimited incoming                            additional
                     send the same fax to          faxes                                         usage-based charges
                     numerous recipients
                                                   Annotation capability

E-mail by Phone      Phone access--User can        Access, manage and/or reply to e-             Setup Fee of $15.00
                     call a toll- free number      mail, voice mail and faxes by phone           plus $9.50 month plus
                     and access e-mail and

                     voice mail and fax headers                                                 additional usage-
                     through a touch tone                                                       based charges
                     telephone

Personal Telecom     Combined suite of services           All benefits of Business Fax and      Setup fee of $15.00
                                                          E-mail by Phone                       plus $12.50 per month
                                                                                                plus additional
                                                                                                usage-based
                                                                                                charges

__________________
*    These are United States dollar prices for phone numbers in most countries.


     In addition to our subscription services, we provide a number of value-added services which are available to free and paid customers of our subscription services for an incremental usage-based fee. The primary usage-based services that we offer and we expect to offer in the near future are described in the following table:

                              USAGE-BASED SERVICES

Services                          Description                                                  Attributes
--------                          -----------                                                  ----------
Current Usage-Based
Services
Outbound Fax                     User can fax document through his/her                         Per minute fax rates
                                 e-mail  outbox via the Internet by using the
                                 intended  recipient's destination fax number                  Paperless forwarding of
                                 followed by faxes "@jfaxsend.com"as                           received fax
                                 the e-mail destination address

Outbound Voice                   User can send a voice message through his/her                 Respond to e-mails with a voice
                                 e-mail outbox via the Internet by using the                   message
                                 destination phone number "@jfaxsend.com" as the
                                 e-mail destination Address

Broadcast Faxing                 User can send the same outbound fax to multiple               Powerful broadcast faxing
                                 recipients via the Outbound Fax service                       capabilities

Broadcast Voice                  User can send the same voice message to multiple              Powerful broadcast voice
                                 recipients via the Outbound Voice service                     messaging capabilities

Telephone Access to E-mail       User can call a toll-free number and access                   Access, manage and/or reply to
                                 e-mail through a touch tone telephone                         e-mail by phone
Planned Services

Conference Calling               User will be able to set up conference                        User will be able to set up
                                 calls and speak to more than one party at a                   conference calls though web
                                 time                                                          interface with personalized

                                                                                               calendar/contacts information

Follow Me Services               Will locate user by routing incoming calls                    User will be able to assign
                                 to any phone number or series of phone                        telephone/cell phone numbers
                                 numbers.  Callers will have option to leave                   a pager numbers at which
                                 a voice mail or to search for the user                        user can be located

                                                                                               Service will try all numbers and
                                                                                               track down user



Notification                     Will keep user updated regarding incoming                     User will be able to choose to
                                 messages                                                      check messages immediately or do
                                                                                               it later
                                 User will be able to apply rules to filter
                                 which messages are received and which
                                 media is used for notification

Cardless Calling                 User will be able to make outgoing calls                      User will be able to make calls
                                 through JFAX.COM number by entering a pin number.             without having to hang up and reenter
                                                                                               calling card number

     Each of the above services listed under "Current Usage-Based Services" is currently offered to our Unified Personal Telecom on per minute rates which vary depending on the location of the destination fax/phone number. Pricing for telephone access to e-mail is $0.25 per minute for access to e-mail via a toll-free telephone number.

     There can be no assurance that we will be successful in releasing any of the planned services. The first of the planned services, conference calling, is expected to be offered sometime during the second or third quarter of 2000. The introduction of the planned services has required a significant upgrade to our international network, which is in progress. The expansion of our network includes enhancements to our operations centers in Los Angeles, New York and London. These centers will allow enhanced data transmission over our network, including live phone conversations, which will be necessary to support the launch of our future services.

Sales and Marketing

     We intend to enhance our market position through development of, and integration with, online partners and the introduction of new communications solutions into our suite of products. In April 2000, we launched a new lifecycle communication strategy focused on usage and delivering targeted upsell messages to our rapidly expanding base of free subscribers.

Indirect Marketing

     We have recently implemented our new affiliate program, to further enable companies and individuals to sign up as JFAX.COM resellers online.

     In order to introduce our services to end-users, we have developed strategic relationships with various online and offline service providers. These service providers have pre-existing relationships with their customer bases which consist of individuals and entities that are heavy users of e-mail and phone services. Those relationships provide us with access to likely consumers for our services.

     On July 1, 1999, we entered into a new advertising and promotion agreement with Yahoo. The new agreement calls for fixed, guaranteed quarterly payments, in exchange for which we receive integration into, and exclusivity on, Yahoo's e-mail service. We also receive guaranteed user page views in Yahoo's e-mail service and certain other areas of Yahoo's network. The agreement does not require any commission payments based on customer sign-ups. The agreement expires on December 31, 2000.

Integrated Services

     With some of our strategic relationships, we co-brand our service, allowing them to integrate their service with ours and sell a "powered by JFAX.COM" service.

Telecommunications Companies

     We have contracted with Ameritech, Telecom New Zealand and ESAT Telecom in Ireland to offer services to their customers. These agreements represent a first step in executing a broad recruitment program targeting traditional telephone companies, competitive telephone companies, long distance providers and wireless carriers.

Systems Integrators

     We are in the early stages of our relationship with systems integrators, by which we mean businesses that take our services and bundle them with services of other companies to be sold as a convenient package of services to the customer. We intend to build a network of systems integrators that will offer our services as part of an overall information technology solution for their corporate and government customers.

International Marketing

     We believe that we benefit from local representatives in our international markets, since they have the cultural understanding and relationships necessary to sell our services. Our international department in Los Angeles focuses on recruiting and supporting our international marketing effort.

Marketing Our Services to Existing Subscribers

     Our unified messaging resources allow us to execute this sales and marketing strategy efficiently. As a unified messaging company, we have access to our subscribers' e-mail and are able to customize our marketing efforts to specific customers. As a result, we have a direct, low cost channel in which to advertise our services by sending the customer a promotional fax, e-mail or voice mail message.

International Network and Operations

     We offer our services in over 90 area codes in the United States and abroad, including in 22 of the 25 most populous major metropolitan areas in the United States and such international business centers as London, Paris, Milan, Frankfurt, Zurich, Sydney and Tokyo. We obtain phone numbers on an as-needed basis from various local carriers throughout the United States and internationally with whom we have relationships. As of March 31, 2000, we have over 725,000 phone numbers in use by our subscribers and we have an additional 200,000 phone numbers which we have already acquired from local carriers and which are in our inventory. Our ability to continue to acquire additional quantities of phone numbers in the future will depend on our relationships with our local carriers and our ability to pay market prices for such phone numbers. We have pursued two basic types of commercial relationships in rolling out our network:

           International Strategic Alliances. To expand our international network rapidly, we are pursuing strategic alliances with companies in a number of foreign markets. These alliances provide us with local marketing, billing, and customer support and, in some cases, co-location and phone numbers. Our agreements with our international strategic alliance resellers may provide that the reseller is granted a license as our exclusive reseller in the particular country in question. The license generally has an initial term of one-year following commercial launch and is renewable by the reseller for additional one-year renewal terms, provided that certain threshold requirements for JFAX.COM subscribers are met at the expiration of each term. The reseller agreement provides for the reseller to pay for local phone numbers and hardware, local marketing expenses, billing and local help desk support. In exchange, the reseller receives a commission based on the JFAX.COM revenues associated with the reseller.

           Co-location. Our servers are housed in spaces owned by third parties, frequently local telephone companies, from which they are connected to a network of phone lines dedicated to JFAX.COM or connected to the Internet. We refer to this service provided by third parties as "co-location." We generally arrange independently for the connection of local phone numbers for our customers and associated trunks to the servers.

           Most servers have a direct connection to the Internet. In addition, in the event that a direct connection is not functioning or a server has no connection, each server is also connected to a dedicated network of phone lines. By virtue of that network, each server is connected to at least two of our hubs, or central servers, through which messages can be routed to the Internet. Either the local telephone company or an alternate provides us the ability to access our servers through the telephone lines for the purposes of maintenance and repair. Given the simple nature of the services provided by the co-locators, our co-location agreements are much simpler arrangements than the agreements with our strategic alliances and provide for a fixed monthly fee.

           We have entered into co-location agreements primarily with three carriers. For locations in the United States, we generally co-locate with WorldCom/MFS, which is now MCI WorldCom, or AT&T Corp. For international locations, our co-location agreements are for the most part with a U.S. subsidiary of Telecom Italia. We have certain other co-location agreements, in which we own both the lines and equipment. Our co-location agreements generally provide for fixed monthly payments and a fixed term of at least one year. Some are cancellable by us on either 60 or 90 days' notice.

        We intend to enter additional markets and to expand our operations outside the United States. International sales and our entry into additional foreign markets are subject to a number of inherent risks. For example, we face a more complex process to acquire telephone numbers outside the United States due to regulatory constraints or bureaucratic systems that differ greatly from those in the United States. In many countries, under local law, we may not acquire telephone numbers directly, but must use a local company to procure telephone numbers. This increases the importance of our international strategic alliances, but also makes it more difficult to structure foreign strategic alliances given the preferences the local companies enjoy. In addition, we must depend to a greater extent on our foreign strategic alliances for day-to-day management, including relying on those foreign strategic alliances to provide help-desk support and other services.

        Internationally, we may encounter different technology standards that require us to expend time and resources on adapting our proprietary and other technology to those foreign standards, as well as to ensuring that the technology, as so adapted, remains compatible with the rest of our network. This adaptation increases the cost of expanding abroad. Finally, in international markets, we are subject to changes in regulatory requirements and tariffs. Because we are not familiar with those international environments, and because the systems of government and regulation that exist abroad are frequently different from what we experience in the United States, it may be more difficult for us to anticipate changes and how they will affect the provision of our services. As a result, it may be more difficult for us to accommodate those changes.

Services and Information Systems

Inbound Services

     Inbound servers accept incoming fax and voice mail messages on telephone lines from local telephone providers. The servers run on the Unix operating system, known for reliability in telecom environments, using equipment supplied by leading hardware manufacturers, and software designed and written by our programmers. After a fax transmission or a voice message is received by the server, it is compressed into a standard form, and sent to the user's e-mail address via the Internet. By using the Internet we are able to connect efficiently with third parties on a worldwide basis. Voice messages are typically compressed by a factor of 5 to 1 using the internationally-proven Global Systems for Mobile Communications technology, which results in telephone quality voice, with small file sizes. Faxes are compressed to the TIF/F format, an Internet standard for multi-page fax documents, with an average page requiring about 40 kilobytes of memory.

Outbound Services

     The outbound system accepts e-mail messages via the Internet that are addressed to fax machines anywhere in the world, or voice messages that are addressed to telephones anywhere in the world. After a message is received by the outbound system, it determines a least cost route for transmitting the message to the final destination fax machine or telephone. The system comprises servers in a distributed network with several scheduling, prioritization and routing procedures designed and written by our programmers, to ensure that the message is delivered in a timely and cost-effective manner to the destination.

Telephone Access Services

     Our telephone access system offers users the capability to call from any touch-tone telephone and listen to their e-mails and voice mails and manage their e-mails, faxes and voice mails. Our servers connect via the Internet to the user's e-mail servers, and retrieve all of the user's messages, permitting customers to listen to their e-mails via a text-to-speech conversion technology and manage their e-mails, faxes and voicemails by phone.

Internet Access and Provisioning Services

     Our Internet-based provisioning systems, by which customers can initiate our services from our web site, permit us to provision phone numbers and manage account information promptly and efficiently. These systems work on a network of servers connected to a centralized database, and are built to handle high volume traffic with back-up technology in the event of a failure and the ability to add servers and users easily.

Reliability and Capacity Issues

     While we intend to add new subscribers and expand our service offerings, future growth in our subscriber base for both free and paid services, and growth in the subscriber bases of competing companies, will increase the demand for available network infrastructure and Internet data transmission capacity. Growth in our business, and in that of our existing or future competitors, could lead to shortages in the capacity required to operate our business, or could cause capacity to become more expensive. In either case, we may be unable to acquire the necessary capacity to accommodate future growth or to acquire it on a timely basis, which could slow down or disrupt our ability to transmit customers' messages.

     Additionally, these trends will increase the demand for large quantities of telephone numbers and may lead to an inability on our part to acquire the necessary phone numbers, particularly in desirable metropolitan areas, to accommodate our future growth. If potential customers encounter difficulty obtaining phone numbers from us, or obtaining those phone numbers on a timely basis, they may turn to competitors' services. In addition, if the growth in our subscriber base or our service offerings leads to a reduction in our reliability or our perceived reliability, or results in problems for the Internet in general that are beyond our control, customers or potential customers may turn to our competitors' services including traditional faxing services. Thus, while our growth is crucial to our future success, that very same growth, when combined with that of our competitors, could lead to slow delivery times or unreliable service levels, network failures, security breaches, lack of capacity in our network, insufficient telephone numbers or a slower Internet. Any of the above could have a material adverse effect on our business, prospects, financial condition and results of operations.

Customer Support Services

     Our customer service department provides various levels of 24-hour support, seven days a week. This department provides support primarily in English, although this department also has French, Spanish and German speakers. The department handles all account issues for our subscribers, ranging from initial sales and sign-up to technical support and account administration. To provide this "one-stop shop," we have installed a technology infrastructure for our customer service representatives to leverage available data from our main enterprise database and our customer database. These databases give our customer service representatives the ability to track purchase history, payment history, caller history, contact history, and report, analyze and solve technical issues in an efficient and organized manner. We maintain a list of frequently asked questions for use by customer service representatives in responding to common queries and issues. This list of questions is updated to keep our customer service representatives abreast of new issues.

     Further, we offer Internet-based online self-help. This allows customers to resolve simple issues on their own. We have found that most customer questions come from new users, and with an online self-help guide we believe we are able to address the majority of new users' questions efficiently.

Competition

     We principally compete to provide Internet enabled e-mail users with unified messaging and related communications services. Because unified messaging is a new service that is designed to consolidate other methods of messaging (e.g., voice mail, fax and e-mail) into a single repository, we compete with worldwide providers of voice mail services and products and fax services and products. Each of these markets on a stand-alone basis is highly competitive and has numerous service and product providers.

     Although we currently have direct competitors for some of our services, we are not aware of any service provider currently offering an international unified messaging suite of services directly competitive to our own. We believe this lack of direct competition will change. For example, GTE has announced that it will begin offering in 50 United States markets a unified messaging service. To the extent our services face competition, that competition is based on price, quality, brand recognition, geography and customer support.

     Services similar to ours have been introduced free to users on an advertising supported basis. Like many other services provided over the Internet, such as news feeds and stock quotes, these services are provided free of charge to attract traffic to the service provider's website. The providers of free services attempt to recoup their expenses by selling advertising based on the traffic generated from users of free services. Examples of free services similar to ours include free voice mail products that require users to listen to taped ads before they can access their messages, and facsimile-to-email services free to users which require that users view advertisements when they retrieve their faxes. We expect that as these free services become popular, consumers will require our subscription services to provide clear incremental benefits over free services to justify paying for our services. In addition, to the extent free services of another provider are used by a potential JFAX.COM customer, it may be harder for us to persuade that potential customer to try our services. Providers of free services in addition to those listed above may enter the market and thereby reduce the perceived value of our services to our potential customers.

     Further, although to date we have not experienced competition from any of our strategic alliance resellers, there is a risk that, in the future, these companies could develop their own competitive services and begin to compete with us directly. This represents a particular risk for us as we rely to a great extent on our strategic alliances to market, and provide a potential customer base for, our services. As a result, competition from these entities would have the doubly adverse effect of both subjecting our services to competitive pressures and limiting our avenues for marketing.

     Future competition could come from a variety of companies both in the Internet industry and the telecommunications industry. These industries include major companies which have much greater resources than we have, have been in operation for many years and have large subscriber bases. Such companies may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services than we can. There can be no assurance that additional competitors will not enter markets that we plan to serve or that we will be able to compete successfully.

     We believe that our solution competes favorably with that of other current and potential providers with respect to the following:

        range and quality of service offerings,

        access to phone numbers in major metropolitan areas in the United States and abroad,

        pricing and cost savings for customers,

        customer support, and

        brand recognition.

     However, our solution competes unfavorably at least on price with those companies who provide for free, i.e. on an advertising supported basis, one or more of the services that we provide. In addition, we compete negatively with many companies whose services compete with one or more of our services, and which have greater efficiencies of scale or easier access to capital due to their financial strength or size or their more well-established reputation. Finally, one or more of the companies offering component portions of our service may enhance their service offerings, and those service offerings might be superior to ours. If this were to occur, and the company offering those services were well-established, it would negatively impact our competitive position.

     We believe we can compete effectively in unified messaging because it is a relatively new service and, as the first company offering unified messaging in its complete form, we have a head start on our current and potential competitors with respect to these factors. However, we face strong competition in each of the component portions of our service (e.g., voice mail, fax and e-mail) from larger, financially stronger and better established competitors.

Patents and Proprietary Rights

     We rely on a combination of trademark, trade secret and copyright law and contractual agreements to protect our proprietary technology and intellectual property rights.

     We have developed substantially all of our software internally. We have entered into agreements with our software programmers that provide for our ownership of all software and intellectual property.

     We have licensed from third parties some components of our end-user software for unlimited use for one-time, up-front payments pursuant to written license agreements. Some of our license agreements provide for a modest additional payment in the event of a subsequent major upgrade.

     We have multiple pending U.S. patent applications and one Patent and Trademark Office application for proprietary aspects of the major components of our technology, but we have no issued patents. Unless and until patents are issued, no patent rights can be enforced. We have obtained U.S. copyright registrations for certain proprietary software.

     We own registrations in the United States for the service marks JFAX, JFAX.COM and our logo, as well as a European Community registration and a European Community application for registration of JFAX(R). We also own registrations and applications for registration in the United States of other service marks and slogans that we use.

     We hold the Internet domain name "jfax.com." Under current domain name registration practices, no one else can obtain an identical domain name, but can obtain a similar name, or the identical name with a different suffix, such as ".net" or ".org" or with a country designation. The relationship between regulations governing domain names and the laws protecting trademarks and similar proprietary rights is evolving. Domain names are regulated by Internet regulatory bodies, while trademarks are enforceable under local national law. In addition, the regulation of domain names in the United States and in foreign countries is subject to change. There are plans to establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names in all of the countries in which we conduct business, and we could be unable to prevent third-parties from acquiring domain names that infringe or otherwise decrease the value of our domain names or trademarks.

     Like other technology-based businesses, we face the risk that we will be unable to protect our intellectual property and other proprietary rights, and the risk that we will be found to have infringed the proprietary rights of others.

Government Regulation

     There is currently only a small body of laws and regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted at the international, federal, state and local levels with respect to the Internet, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. Moreover, a number of laws and regulations have been proposed and are currently being considered by federal, state and foreign legislatures with respect to these issues. The nature of any new laws and regulations and the manner in which existing and new laws and regulations may be interpreted and enforced cannot be fully determined. For example, recent laws affecting the Internet include:

          The Digital Millennium Copyright Act, which provides stronger copyright protection for software, music and other works on the Internet. Under this law, Internet service providers and web site operators must register with the U.S. Copyright Office to avoid liability for infringement by their subscribers.

          Child Online Protection Act, which makes illegal the communication of material that is harmful to minors on the Internet for commercial purposes in such a manner as to be available to minors. This law also contains a section that requires web sites to obtain parental consent before collecting information from children 12 and younger.

          Child Protection and Sexual Predator Punishment Act, which imposes stronger criminal penalties for using the Internet to solicit minors for sexual purposes and criminalizes sending obscene material to persons under the age of 16.

          The Internet Tax Freedom Act, which provides a three-year moratorium on taxes deemed discriminatory in order to give state and federal lawmakers time to develop a more comprehensive approach to Internet taxation.

     In addition, there is substantial uncertainty as to the applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property, taxation, libel, obscenity and personal privacy. The vast majority of these laws were adopted prior to the advent of the Internet and, as a result, did not contemplate the unique issues of the Internet. Future developments in the law might decrease the growth of the Internet, impose taxes or other costly technical requirements, create uncertainty in the market or in some other manner have an adverse effect on the Internet. These developments could, in turn, have a material adverse effect on our business, prospects, financial condition and results of operations.

     We provide our services through data transmissions over public telephone lines and other facilities provided by telecommunications companies. These transmissions are subject to regulation by the Federal Communications Commission, state public utility commissions and foreign governmental authorities. However, as an Internet messaging services provider, we are not subject to direct regulation by the FCC or any other governmental agency, other than regulations applicable to businesses generally. Nevertheless, as Internet services and telecommunications services converge or the services we offer expand, there may be increased regulation of our business including regulation by agencies having jurisdiction over telecommunications services. Additionally, existing telecommunications regulations affect our business through regulation of the prices we pay for transmission services, and through regulation of competition in the telecommunications industry.

     The FCC has ruled that calls to Internet service providers are jurisdictionally interstate and that Internet service providers should not pay access charges applicable to telecommunications carriers. In that same ruling, the FCC determined that in the event of continuing disputes between carriers with respect to inter-carrier compensation, the states will be permitted by the FCC to intervene and resolve the issue. An Appeals Court has recently remanded the FCC's ruling concerning the jurisdictional issue for additional justification. The outcome of this remand, as well as the results of the FCC's continuing review of the issue of inter-carrier compensation for calls to Internet service providers, could affect Internet service providers' costs and consequently substantially increase the costs of communicating via the Internet. This increase in costs could slow the growth of Internet use and thereby decrease the demand for our services.

     The United Kingdom and the European Union have adopted legislation which has a direct impact on business conducted over the Internet and on the use of the Internet. For example, the United Kingdom Defamation Act of 1996 protects an Internet service provider, under certain circumstances, from liability for defamatory materials stored on its servers. The European Directive on the Protection of Consumers is expected to have a direct effect on the use of the Internet for commercial transactions and will create an additional layer of consumer protection legislation with respect to electronic commerce. In addition, numerous other regulatory schemes are being contemplated by governmental authorities in both the United Kingdom and the European Union. As in the United States, there is uncertainty as to the enactment and impact of foreign regulatory and legal developments. These developments may have a material and adverse impact on our business, prospects, financial condition and results of operations.

Seasonality and Backlog

     Our business is not seasonal to any significant extent. Due to sales almost exclusively by credit card, we experience no material backlog.

Research and Development

     The market for our services is characterized by rapid change and technological advances requiring ongoing expenditures for research and development and the timely introduction of new services and enhancements of existing services. Our future success will depend, in part, upon our ability to enhance our current services, to respond effectively to technological changes, to sell additional services to our existing customer base and to introduce new services and technologies that address the increasingly sophisticated needs of our customers. We are devoting significant resources to the development of enhancements to our existing services and the migration of existing services to new software platforms. There can be no assurance that we will successfully complete the development of new services or the migration of services to new platforms or that current or future services will satisfy the needs of the market for unified messaging and communications systems. Further, there can be no assurance that products or technologies developed by others will not adversely affect our competitive position or render our services or technologies noncompetitive or obsolete

     Our research and development expenditures were $1,829,000, $1,226,000 and $793,000 for the fiscal years ended December 31, 1999, 1998, and 1997, respectively.

Facilities

     We currently lease approximately 28,000 square feet of office space for our headquarters in Hollywood, California under a lease that expires in January 2010. We lease such space from CIM/Hollywood, LLC, a limited liability company indirectly controlled by our co-chairman. Additionally we sublease approximately 26% of the space back to CIM Group, LLC, another limited liability company indirectly controlled by our co-chairman. This sublease is cancelable by either party on six months' notice. Our share of the monthly rent is approximately $36,000.

     We lease an additional 8,000 square feet of office space in Carlsbad, California under a lease which expires in August 2000, 9,000 square feet of technology development space in San Francisco, California under a lease which expires in June 2004, and 1,000 square feet of office space in New York City under a lease which expires in November 2000.

     All of our network equipment is housed either at our Los Angeles or New York leased space or at one of our 52 co-location facilities around the world.

Employees

     As of March 31, 2000, we employed or contracted a total of 130 employees, including 4 consultants on a full or part-time basis. We have 106 full-time and 24 hourly workers. 32 of our employees are technical staff, reflecting our emphasis on the development of new technologies.

     Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical, marketing and management personnel. Our employees are not represented by any collective bargaining unit. We have never experienced a work stoppage. We believe our relationship with our employees is good.

Legal Proceedings

     The description below of the litigation contains forward-looking statements with respect to possible events, outcomes or results that are, and are expected to continue to be, subject to risks, uncertainties and contingencies, including but not limited to the respective risks, uncertainties and contingencies identified in such descriptions. See "Risk Factors--Information Regarding Forward-Looking Statements".

     On October 28, 1999, AudioFAX IP LLC filed a lawsuit against us in the United States District Court for the Northern District of Georgia asserting the ownership of certain United States and Canadian patents and claiming that we are infringing these patents as a result of our sale of enhanced facsimile services. The suit requests unspecified damages, treble damages due to willful infringement, and preliminary and permanent injunctive relief. We filed an answer to the complaint on December 2, 1999. We have reviewed the AudioFAX patents with our business and technical personnel and outside patent counsel and have concluded that we do not infringe these patents. As a result, we are confident of our position in this matter and are vigorously defending the suit. However, the outcome of complex litigation is uncertain and cannot be predicted with certainty at this time. Any unanticipated adverse result could have a material adverse effect on our financial condition and results of operations.

     On May 11, 2000, Inso Chicago Corporation ("Inso") filed a lawsuit against us in the United States District Court of for the District of Massachusetts asserting breach of contract, breach of implied covenant of good faith and fair dealing, and unfair and deceptive trade practices. The suit requests unspecified damages, treble damages due to willful unfair or deceptive acts, and injunctive relief. The lawsuit arises out of a dispute with Inso regarding amounts which Inso alleges are payable by us under a software license pursuant to which Inso provides certain software enabling our subscribers to send faxes from our web site. The total license fee due under the license agreement is $150,000 for a two-year license period commencing on or about January 1, 2000. We maintain that the software has not performed to warranted specifications and that the defects have not been addressed by Inso, and have withheld payment accordingly. Although we intend to vigorously defend the suit, the outcome of litigation is uncertain and cannot be predicted with certainty. Any unanticipated adverse result could have a material adverse effect on our financial condition and results of operations.

                                   MANAGEMENT

Directors

         The names of our directors, their ages at April 15, 2000, and certain other information about them are set forth below.

                                                                                                         Director
Name                        Age                      Principal Occupation                                  Since
----                        ---                      --------------------                                  -----
----------------------------------------------------------------------------------------------------------------------
Richard S. Ressler            41       President, Orchard Capital Corporation                            1997
----------------------------------------------------------------------------------------------------------------------
Zohar Loshitzer               42       Chief Information Officer, JFAX.COM, Inc.                         1997
----------------------------------------------------------------------------------------------------------------------
John F. Rieley                55       Co-Founder and Vice-Chairman, JFAX.COM, Inc.                      1995
----------------------------------------------------------------------------------------------------------------------
Michael P. Schulhof           57       Private Investor                                                  1997
----------------------------------------------------------------------------------------------------------------------
R. Scott Turicchi             36       Executive Vice President, Corporate Development,                  1998
                                       JFAX.COM, Inc.
----------------------------------------------------------------------------------------------------------------------
Robert J. Cresci              56       Managing Director of Pecks Management Partners Ltd.               1998
----------------------------------------------------------------------------------------------------------------------

     There is no family relationship between any director and any of our executive officers.

     Richard S. Ressler has been our Chairman of the Board and a director since 1997. He is the managing member of Orchard/JFAX Investors, LLC, one of our principal stockholders. He was our chief executive officer from March 1997 until January 2000. Mr. Ressler is a co-founder and principal of CIM Group, LLC , a real estate investment, development and management company. He has been a principal of CIM Group since 1994. Mr. Ressler has been the Chairman of the Board of MAI Systems Corporation, a software and network computing company, since 1995. He served as MAI's chief executive officer from 1995 to 1997. Since March 2000, Mr. Ressler has been Chairman of the Board of Express One International, Inc., an ACMI (aircraft, crew, maintenance, and insurance) operator of cargo aircraft. Mr. Ressler is the founder of Orchard Capital Corporation, a firm which provides investment capital and advice to companies in which Orchard or its affiliates have made investments. Mr. Ressler has been a principal of Orchard since 1994.

     Zohar Loshitzer has been our chief information officer and a director since 1997. Since 1995, he has been a managing director of Orchard Telecom, Inc., a telecommunications consulting company. From 1987 to 1995, Mr. Loshitzer was the general manager and part owner of Life Alert, a nationwide emergency response service. Mr. Loshitzer has been a director of MAI Systems Corporation since 1998.

     John F. Rieley is a co-founder and has been a director since 1995. From December 1995 when our business was founded until March 1997, he held various offices with JFAX.COM. After March 1997 he has provided consulting services to us under an agreement between us and Boardrush Media LLC, one of our principal stockholders. He has managed, marketed and consulted on other projects in the media field, the airline industry and in public affairs.

     Michael P. Schulhof has been a director since 1997. Mr. Schulhof is a private investor in the media, communications and entertainment industry. From 1993 to 1996, he was president and chief executive officer of Sony Corporation of America. Mr. Schulhof is a trustee of Brandeis University, the Lincoln Center for the Performing Arts, New York University Medical Center and the Brookings Institution. He is a member of the Council on Foreign Relations and the Investment and Services Policy Advisory Committee to the U.S. Trade Representative. Mr. Schulhof is a director of SportsLine, USA, Inc., an Internet-based sports media company.

     R. Scott Turicchi has been a director since 1998, and recently assumed the newly-created position of Executive Vice President, Corporate Development. From 1990 to 2000, Mr. Turicchi was a Managing Director in Donaldson, Lufkin & Jenrette Securities Corporation's Investment Banking department. There, he was responsible for Corporate Finance activities including public equity offerings, high grade and high yield debt offerings, private equity placements and mergers and acquisitions advisory services.

     Robert J. Cresci has been a director since 1998. Mr. Cresci has been a Managing Director of Pecks Management Partners Ltd., an investment management firm, since 1990. Mr. Cresci currently serves on the boards of Sepracor, Inc., Aviva Petroleum Ltd., Film Roman, Inc., Quest Education Corporation, Castle Dental Centers, Inc., Candlewood Hotel Co., Inc., SeraCare, Inc., E-Stamp Corporation, and several private companies.

Executive Officers

     The name, age and title of each of our executive officers (other than executive officers who are directors set forth above), business experience for at least the past five years and certain other information concerning each such executive officer has been furnished by the executive officer and is set forth below. Executive officers are elected by the Board of Directors following the annual meeting of our stockholders.

     Steven J. Hamerslag, 43, has been our chief executive officer and president since January 2000. Previously, since July, 1999, he had been chief executive officer of SureTalk.com, Inc., a closely held Internet-based messaging and communications company which we acquired on January 26, 2000. Prior to joining SureTalk, Mr. Hamerslag was Vice Chairman, until May 1998, and prior to that chief executive officer, until April 1996, of MTI Technology, Inc., an international provider of data storage management products and services.

     Nehemia Zucker, 43, has been our Chief Financial Officer since 1996. Prior to joining JFAX.COM in 1996, he was chief operations manager of Motorola's EMBARC division, which packages CNBC and ESPN for distribution to paging and wireless networks. From 1980 to 1996, Mr. Zucker held various positions in finance, operations and marketing at Motorola in the United States and abroad.

     Amit Kumar, 30, has been our Vice President, Engineering, since October 1999. He joined JFAX.COM in August 1997 as a senior systems analyst and served as our Director, Research and Development, from May 1998 until October 1999. Prior to joining JFAX.COM, beginning in 1995, Mr. Kumar served as a software engineer for IBM.

     Timothy Johnson, 36, has been our Vice President, Product Marketing and Business Development, since January 2000. Previously, since September 1999, he had been Vice President, Business Development, of SureTalk.com, Inc., a closely held Internet-based messaging and communications company which we acquired on January 26, 2000. Prior to joining SureTalk, since September 1997, Mr. Johnson served first as Western Regional Sales Manager, then as Director of Product Marketing and finally as Senior Director, Business Development, at Iomega Corp. Prior to September 1997, since 1988, Mr. Johnson served as Executive Vice President of Markman Carter Corporation, a manufacturer's representation firm.

     Leo D'Angelo, 37, has been our Chief Technology Officer since March 2000. Mr. D'Angelo previously held the position of founder and Chief Technology Officer at TimeShift, Inc., a developer of technology for accessing and managing communications services via the Internet which we acquired on March 1, 2000. Before founding TimeShift in 1997, Mr. D'Angelo was responsible for the design and implementation of Fidelity Investments' equity trading floor.

     Bita Klein, 40, has been our Vice President, Customer Service, since March 2000. From March 1999, until she joined JFAX.COM, Ms. Klein served as Director of Support and Services at iSearch, an Internet company providing software for career centers. Prior to that, beginning 1997, Ms. Klein served as Director of Customer Care at IMA, a customer relationship software company. Prior to IMA, Ms. Klein held various managerial and technical positions at FileNET, a software imaging company.

     Lester Morales, 38, has been our Senior Vice President, Sales, since, January 2000. Previously, since May 1998, he had been Vice President, Sales, of SureTalk.com, Inc., a closely held Internet-based messaging and communications company which we acquired on January 26, 2000. Since 1989, Mr. Morales has served as president of Capitol Communications, Inc., a telemarketing company based in Michigan. Since 1991, he has served as president of Superior Communications & Consulting Inc., a communications consulting firm.

Summary Compensation Table

     The following table shows, as to our Chairman and former Chief Executive Officer, and each of our other four most highly compensated executive officers who were serving as executive officers during the last fiscal year, information concerning all compensation paid for services to us in all capacities during the last three fiscal years.

                                                                                        Long Term
                Annual Compensation                                                Compensation Awards
                -------------------                                                -------------------

                                                                                    Other                      All
                                                                                   Annual                     Other
                                                                                   Compen-    Securities      Compen-
                                                                                   sation     Underlying      sation
Name and Principal Position                  Year      Salary($)     Bonus($)        ($)      Options(#)        ($)
---------------------------                  ----      ---------     --------        ---      ----------        ---
Richard S. Ressler/(1)/                     1999       237,500            0            0       500,000          0
     Chairman and Former                    1998       200,000            0            0             0          0
     Chief Executive Officer                1997       175,000            0            0             0          0

Gary H. Hickox/(2)/                         1999       220,000       71,291            0           500          0
     Former President and                   1998        60,874/(3)/       0            0       375,000     40,542/(4)/
     Chief Operating Officer                1997             0            0            0             0          0

Nehemia Zucker                              1999       150,000       43,125            0        20,500          0
     Chief Financial Officer                1998       150,000       31,250            0        12,500          0
                                            1997       150,000       34,361            0       250,000     20,000/(5)/

Zohar Loshitzer                             1999       175,000       65,625            0        20,500          0
     Chief Information Officer              1998       140,000       34,936            0        50,000          0
                                            1997        74,407       30,000            0       225,000          0

Anand Narasimhan/(6)/                       1999       165,000       45,662            0        10,500          0
     Former Chief Technology                1998       137,453       28,673            0       112,500          0
     Officer                                1997        94,423       20,219            0        75,000     10,000/(7)/

(1) Mr. Ressler is an employee of Orchard Capital Corporation, which provides his services to us through a consulting agreement. Mr. Ressler served as our Chief Executive Officer from March 1997 until January 2000.
(2) Mr. Hickox was our President and Chief Operating Officer from September 1998 until January 2000.
(3)  Represents compensation for the period from September 1998 to December
     1998.
(4)  Consists of re-location expenses reimbursed to Mr. Hickox.
(5)  Consists of re-location expenses reimbursed to Mr. Zucker.
(6)  Mr. Narasimhan was our Chief Technology Officer from 1996 until March 2000.
(7)  Consists of re-location expenses reimbursed to Mr. Narasimhan.

Options Granted in Last Fiscal Year

     The following table sets forth certain information regarding grants of stock options made during the fiscal year ended December 31, 1999 to our executive officers named in the Summary Compensation Table:


Individual Grants
------------------
                                                                                                       Potential Realizable
                                 Number of           % of Total                                         Value at Assumed
                                Securities              Options                                             Annual Rates
                                 Underlying             Granted                                             of Stock Price
                                  Options           To Employees       Exercise                         Appreciation For
                                  Granted             In Fiscal        Price           Expiration         Option Term/(1)/
Name                               #(2)                 Year(3)        ($/SH)(4)(5)       Date            5%($)        10% ($)
----                               ----                 -------        ------------       ----            -----        -------
Richard S. Ressler                500,000                 33.50%           8.00           7/19/09           2,515,579   6,374,970

Gary H. Hickox                        500                  0.03%           8.00           7/19/09               2,516       7,969

Nehemia Zucker                        500                  0.03%           8.00           7/19/09               2,516       7,969
                                   20,000                  1.34%           4.28          12/22/09              53,833     136,424

Zohar Loshitzer                       500                  0.03%           8.00           7/19/09               2,516       7,969
                                   20,000                  1.34%           4.28          12/22/09              53,833     136,424

Anand Narasimhan                      500                  0.03%           8.00           7/19/09               2,516       7,969
                                   10,000                  0.67%           4.28          12/22/09              26,917      68,212

(1) Potential realizable value is based on the assumption that the Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the option term. These numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not represent an estimate of future stock price growth.

(2) All stock options granted have ten year terms and are exercisable with respect to 33-1/3% of the shares covered thereby on the anniversary of the date of grant, with full vesting occurring three years following the date of grant. See "--Employment Contracts, Termination of Employment, and Change of Control Agreements" for provisions regarding acceleration of the vesting of options under certain circumstances.

(3) There were a total of 1,492,500 stock options and warrants granted to our employees in 1999 (including all options granted to Mr. Ressler, but excluding options granted to our outside directors).

(4) Options were granted at an exercise price equal to the market value of the Common Stock as listed on the NASDAQ.

(5) The exercise price and tax withholding obligations may be paid in cash and, subject to certain conditions or restrictions, by delivery of already-owned shares.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
Values

     No options were exercised by any of our executive officers during the year ended December 31, 1999. The value of the options held at the end of the year are set forth in the following table:

                                              Number of Securities                       Value of Unexercised
                                             Underlying Unexercised                   In-The-Money Options at
                                            Options at Fiscal Year-End(#)                 Fiscal Year-End($) (1)
Name                                         Exercisable/Unexercisable                 Exercisable/Unexercisable
----                                         -------------------------                 -------------------------
Richard S. Ressler                                   0 / 500,000                          0.00  /       0.00

Gary H. Hickox                                 125,000 / 250,500                       539,850  /  1,079,700

Nehemia Zucker                                  233,333 / 49,667                     1,381,051  /    208,072

Zohar Loshitzer                                166,667 / 128,833                       959,800  /    636,646

Anand Narasimhan                                87,500 / 110,500                       487,895  /  1,175,208

(1) Market value of underlying securities at fiscal year end ($6.7188 per share), minus the exercise price.

Director Compensation

     Our directors who are also officers or consultants receive no separate compensation for serving as directors. Our outside directors, Messrs. Schulhof and Cresci, are themselves, or are representatives of, significant stockholders. They receive no compensation for serving as directors. They are, however, reimbursed for their expenses in attending directors' meetings and committee meetings.

     Our directors are eligible to participate in our 1997 Stock Option Plan and, in July 1999, Messrs. Cresci, Rieley, Schulhof and Turicchi were each granted 40,000 options, and Mr. Ressler was granted 500,000 options, to purchase shares of our Common Stock at an exercise price of $8.00 per share. See "--1997 Stock Option Plan" for a description of the terms of our 1997 Stock Option Plan.

     The services of Mr. Ressler, formerly as Chief Executive Officer and currently as Chairman, are provided pursuant to a consulting agreement. See "Certain Transactions".

     No options or warrants were exercised by any of our directors in 1999.

Employment Contracts, Termination of Employment, and Change of Control Arrangements

     We currently have employment contracts with Steven J. Hamerslag, R. Scott Turicchi, Nehemia Zucker, and Lester Morales. We also have a consulting agreement with Orchard Capital Corporation which supplies the services of Richard S. Ressler, our Chairman, and a consulting agreement with Boardrush Media LLC which supplies the services of John F. Rieley, our Vice Chairman. See "--Certain Transactions with Management."

     Mr. Hamerslag's Contract. This agreement has a four year term, and is automatically renewed for successive one year terms unless either we or Mr. Hamerslag give prior notice of termination. The agreement contains no severance obligations.

     In connection with the agreement, we issued 120 shares of our Series B Convertible Preferred Stock ("Series B Preferred Stock") to Mr. Hamerslag. Each share of our Series B Preferred Stock is convertible into 10,000 shares (for a total of 1.2 million shares) of our Common Stock, at the election of Mr. Hamerslag, but only following the expiration of our repurchase rights (hereinafter described) with respect to such share of Series B Preferred Stock and repayment by Mr. Hamerslag of the applicable portion of the promissory note (hereinafter described) delivered by Mr. Hamerslag to us in connection with the issuance to him of the Series B Preferred Stock. In exchange for his shares of Series B Preferred Stock, Mr. Hamerslag issued to us a promissory note in an amount equal to $7,125,000 ($5.9375, the market price per share for our Common Stock on the date Mr. Hamerslag commenced employment, multiplied by 1.2 million). The note is non-recourse but secured by a pledge of Mr. Hamerslag's Series B Preferred shares, accrues interest at the one-year Treasury-note rate, with interest payable annually in arrears, and matures 5 years following issuance. Mr. Hamerslag has granted us the right to repurchase all 120 shares of his Series B Preferred Stock (at a price per share equal to $5.9375 multiplied by 10,000) in the event that Mr. Hamerslag's employment terminates for any reason; provided, that this repurchase right (1) only applies to 90 shares following the first anniversary of Mr. Hamerslag's employment (or in the event of a termination by us without cause or by Mr. Hamerslag with good reason (as defined) during the first year of his employment), to 60 shares following the second anniversary of Mr. Hamerslag's employment (or in the event of a termination by us without cause or by Mr. Hamerslag with good reason during the second year of his employment), and to 30 shares following the third anniversary of Mr. Hamerslag's employment (or in the event of a termination by us without cause or by Mr. Hamerslag with good reason during the third year of his employment); (2) expires completely following the fourth anniversary of Mr. Hamerslag's employment (or in the event of a termination by us without cause or by Mr. Hamerslag with good reason during the fourth year of his employment); and
(3) expires completely upon a change of control (as defined). "Good reason" is defined as a change in the reporting relationship between Mr. Hamerslag and our Board, the committees of our Board or our Chairman, or a relocation of Mr. Hamerslag. "Change of control" is defined as a single party or affiliated group not currently affiliated with us (excluding any of our employee benefit plans and excluding our Chairman, Richard S. Ressler, or any of his affiliates), acquiring a majority of the outstanding shares of our Common Stock or substantially all of our assets.

     Under the agreement, we reimburse Mr. Hamerslag for up to $50,000 of discretionary business expenses incurred by Mr. Hamerslag per year, and Mr. Hamerslag participates in all of our benefits programs including our semi-annual incentive compensation bonus plan.

     Mr. Turicchi's Contract. This agreement has no specified term. In the event of termination by us without cause or by Mr. Turicchi following a constructive without cause termination (as defined), we will be required to pay Mr. Turicchi 12-months' severance, in the event of a termination occurring during the first year of Mr. Turicchi's employment, 6-months' severance, in the event of a termination occurring during the second year of Mr. Turicchi's employment, and 3-months' severance, in the event of a termination occurring during the third year of Mr. Turicchi's employment. A "constructive without cause termination" is defined as a relocation of Mr. Turicchi, a material change in Mr. Turicchi's duties, responsibilities, or reporting relationship directly to the Chief Executive Officer or Board of Directors, or a termination by Mr. Turicchi upon or within 12 months after occurrence of a change-in-control (as defined in our 1997 Stock Option Plan).

     In connection with the agreement, we committed to grant to Mr. Turicchi (subject to stockholder approval of an increase in the number of shares reserved for issuance under our 1997 Stock Option Plan) 850,000 options to purchase our Common Stock at an exercise price of $5.00 per share (the market price per share for our Common Stock on the date Mr. Turicchi was offered employment) in accordance with our 1997 Stock Option Plan. These options will have a term of 10 years. One-quarter (or 212,500) of the options will vest on each anniversary of the date Mr. Turicchi commenced employment with us; provided, that (i) in the event of a termination by us without cause or a "constructive without cause termination" during the first year of his employment, Mr. Turicchi will vest in all unvested options otherwise scheduled to vest on his first anniversary; (ii) in the event of a termination by us without cause or a "constructive without cause termination" during the second year of Mr. Turicchi's employment, Mr. Turicchi will vest in one-half of the unvested options otherwise scheduled to vest on his second anniversary; and (iii) all options will vest upon a change of control (as defined). "Change of control" is defined as a single party or affiliated group, not currently affiliated with us, acquiring a majority of our outstanding shares of Common Stock.

     Under the agreement, Mr. Turicchi participates in all of our benefits programs including our semi-annual incentive compensation bonus plan.

     Mr. Morales' Contract. This agreement has no specified term. In the event of termination by us without cause or by Mr. Morales following a constructive without cause termination (as defined), we will be required to pay Mr. Morales severance for a period equal to one month for each full year of service (but in no event less than three months nor more than six months), in the case of a termination by us without cause, and for a period of six months, in the event of a constructive without cause termination. Further in the event any such termination occurs during the first year of Mr. Morales' employment, Mr. Morales will vest in unvested stock options otherwise scheduled to vest on his first anniversary. A "constructive without cause termination" is defined as a relocation of Mr. Morales or a material change in Mr. Morales' duties or responsibilities.

     Under the agreement, Mr. Morales participates in all of our benefits programs including our 1997 Stock Option Plan and our semi-annual incentive compensation bonus plan.

     Mr. Zucker's Contract. This employment agreement has no specified term and is terminable at will by either party, but provides for severance payments equal to six-months' salary in the event of a termination by us without cause. This agreement does not provide for accelerated vesting of any employee options upon termination for any reason but does provide for accelerated vesting in the event of a change in control of JFAX.COM.

1997 Stock Option Plan

     Our 1997 Stock Option Plan was adopted by the board of directors and approved by the stockholders in November 1997. A total of 4,375,000 shares of Common Stock has been reserved for issuance under the plan. As of April 15, 2000, options to purchase 3,855,548 shares of Common Stock were outstanding under the plan, and 118,770 shares had been issued upon exercise of previously granted options.

     The plan provides for grants to employees (including officers and employee directors) of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for grants of nonstatutory stock options to employees (including officers and employee directors) and consultants (including non-employee directors).

     The plan is administered by the Compensation Committee of the Board of Directors. The plan administrator may determine the terms of the options granted, including the exercise price, the number of shares subject to each option and the exercisability of the option. The plan administrator also has the full power to select the individuals to whom options will be granted and to make any combination of grants to any participants.

     Options generally have a term of 10 years. For options granted in 1999 and prior years, one-third of the options vest on the one-year anniversary of the grant date and each of the remaining one-third portions of the options vest on each annual anniversary of the grant date thereafter. For options granted after 1999, one-quarter of the options vest on the one-year anniversary of the grant date and each of the remaining one-quarter portions of the options vest on each annual anniversary of the grant date thereafter.

     The option exercise price may not be less than the higher of the par value or 100% of the fair market value of the Common Stock on the date of grant; provided, however, that nonstatutory options may be granted at exercise prices of not less than the higher of the par value or 85% of the fair market value on the date the option is granted. In the case of an incentive option granted to a person who at the time of the grant owns stock representing more than 10% of the total combined voting power of all classes of our stock, the option exercise price for each share covered stock by such option may not be less than 110% of the fair market value of share of Common Stock on the date of grant of such option.

     In the event of a sale of all or substantially all of our assets, or our merger with or into another corporation, each option will become immediately exercisable in full unless the board of directors determines that the optionee has been offered substantially identical replacement options and a comparable position at the acquiring company.

Compensation Committee Interlocks and Insider Participation

     The Compensation Committee currently consists of Messrs. Cresci, Schulhof, and Ressler. We have no interlocking relationships or other transactions involving any of our Compensation Committee members that are required to be reported pursuant to applicable Securities and Exchange Commission rules. One of our former officers, Richard S. Ressler, but no current officer, serves on the Compensation Committee.

                            PRINCIPAL STOCKHOLDERS

     The following tables set forth information as of April 15, 2000 with respect to the beneficial ownership of our common stock both before and immediately following the offering by:

     . each person known by us to own beneficially more than five percent, in the aggregate, of the outstanding shares of our common stock,

    .     our directors and our Named Executive Officers, and

    .     all executive officers and directors as group.

     The following calculations of the percentages of outstanding shares are based on 36,107,378 shares of our common stock outstanding as of April 15, 2000. We determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, which generally require inclusion of shares over which a person has voting or investment power. Share ownership in each case includes shares issuable upon exercise of outstanding options and warrants that are exercisable within 60 days of April 15, 2000 as described in the footnotes below. Percentage of ownership is calculated pursuant to SEC Rule 13d-3(d)(1).

Security Ownership of Certain Beneficial Owners

          We were aware of the following beneficial owners of more than 5% of our common stock as of April 15, 2000:

                                                                                   Number of            Percentage
Name and Address                                                                    Shares               of Class
----------------                                                                    ------               --------
Richard S. Ressler                                                             13,273,073/(1)/            36.45%
         c/o Orchard Capital Corporation
         6922 Hollywood Boulevard, 9th Floor
         Los Angeles, CA 90028

Boardrush Media LLC                                                             4,370,250                 12.10%
         972 Putney Road, Suite 299
         Brattleboro, VT 05301

Pecks Management Partners Ltd.                                                  2,676,488/(2)/             7.32%
         One Rockefeller Plaza
         New York, NY 10020

(1) Consist of 12,574,515 shares of stock owned by Orchard/JFAX Investors, LLC ("Orchard Investors"), 390,244 shares of common stock owned by The Ressler Family Foundation (the "Foundation"), and 308,314 shares of common stock which Orchard Investors may purchase pursuant to warrants which are exercisable in full at this time. Mr. Ressler is the manager of Orchard Investors and a trustee of the Foundation, but has disclaimed beneficial ownership of any shares of common stock in which he has no pecuniary interest.

(2)  Consist of:
     . 1,391,084 shares of common stock and 295,625 vested warrants held by Delaware State Employees Retirement Fund,
     . 382,979 shares of common stock and 81,250 vested warrants held by ICI American Holdings, Inc. Defined Benefit Plan,
     . 257,070 shares of common stock and 54,375 vested warrants held by Zeneca Holdings Inc. Defined Benefit Plan, and

     . 176,565 shares of common stock and 37,500 vested warrants held by the JW McConnell Family Foundation.

Security Ownership of Management

          The following table sets forth the beneficial ownership of our common Stock as of April 15, 2000, by each director, by each of the executive officers named in the Summary Compensation Table, by our other current executive officers, and by all such directors and executive officers as a group.

                                                              Number of
                                                              Shares
                                                              Beneficially             Approximate
Name/(1)/                                                     Owned                    Percentage
-------                                                       -----                    ----------
Richard S. Ressler                                             13,273,073/(2)/               36.45%
Zohar Loshitzer                                                   241,667/(3)/                 *
John F. Rieley                                                    175,000                      *
Michael P. Schulhof                                             1,103,104/(4)                2.99%
R. Scott Turicchi                                                 143,750/(5)/                 *
Robert J. Cresci                                                        0                      *
Steven J. Hamerslag                                               231,411                      *
Timothy Johnson                                                     9,538                      *
Lester Morales                                                     68,634                      *
Leo D'Angelo                                                       30,000                      *
Bita Klein                                                              0                      *
Amit Kumar                                                         20,750/(6)/                 *
Gary H. Hickox                                                     87,083/(7)/                 *
Nehemia Zucker                                                    515,906/(8)/               1.42%
Anand Narasimhan                                                  289,084/(9)/                 *

All directors and named executive
officers as a group (15 persons)                               16,289,000                   42.70%

_______________________
* Less than 1%

(1) The address for all executive officers and directors is c/o JFAX.COM, Inc., 6922 Hollywood Blvd., Suite 900, Los Angeles, CA 90028.

(2) Consist of 12,574,515 shares of stock owned by Orchard/JFAX Investors, LLC ("Orchard Investors"), 390,244 shares of common stock owned by The Ressler Family Foundation (the "Foundation"), and 308,314 shares of common stock which Orchard Investors may purchase pursuant to warrants which are exercisable in full at this time. Mr. Ressler is the manager of Orchard Investors and a trustee of the Foundation, but has disclaimed beneficial ownership of any shares of common stock in which he has no pecuniary interest.

(3) Consist of 241,667 employee options that are exercisable within 60 days of April 15, 2000.

(4)  Consist of 263,104 shares of common stock and 840,000 vested warrants.

(5)  Consist of 143,750 vested warrants.

(6) Consist of 10,333 shares of common stock and 10,417 employee options that are exercisable within 60 days of April 15, 2000.

(7) Consist of 41,250 shares of common stock and 145,833 employee options that are exercisable within 60 days of April 15, 2000.

(8) Consist of 261,739 shares of common stock and 254,167 employee options that are exercisable within 60 days of April 15, 2000.

(9) Consist of 160,959 shares of common stock and 128,125 employee options that are exercisable within 60 days of April 15, 2000.


                             CERTAIN TRANSACTIONS

Indebtedness of Officers, Directors and Principal Stockholders

          The following directors, officers and beneficial owners of more than 5% of our common stock are indebted to us. Nehemia Zucker is indebted to us in the amount of $120,644. This amount represents the principal balance of a loan in the original principal amount of $100,000 that was advanced to Mr. Zucker on April 11, 1997. The loan matures on March 31, 2001 and bears interest at the rate of 6.32% per annum. However, interest is not paid periodically, but rather is accrued and added to principal each September 30 and March 31. This note is secured by a pledge of 220,000 shares of our common stock owned by Mr. Zucker. Anand Narasimhan, our former Chief Technology Officer, is indebted to us in the amount of $50,000. This loan was advanced to Mr. Narasimhan on September 17, 1997, matured on September 17, 1999 and bears interest at the rate of 8.0% per annum. Interest was previously deducted from Mr. Narasimhan's salary. This note is secured by a pledge of 150,000 shares of our common stock owned by Mr. Narasimhan. Boardrush Media LLC is indebted to us in the amount of approximately $2,030,618. The loan to Boardrush was advanced to Boardrush on March 17, 1997. The loan to Boardrush matures on March 17, 2004. However, Boardrush shall be required to repay this loan to us upon the sale by Boardrush or its affiliates of at least $6 million of our common stock. This loan bears interest at the rate of 6.32% per annum with interest payments offset against amounts due and owing to Boardrush under the consulting agreement described below. Gary H. Hickox, our former President and Chief Operating Officer, is indebted to us in the approximate amount of $105,288. This amount represents the principal balance of a loan in the original principal amount of $99,000 that was advanced to Mr. Hickox in October 1998 when he joined us together with accrued interest through March 31, 2000. Mr. Hickox used the proceeds of this loan to purchase 41,250 shares of our common stock. The loan matures on October 7, 2001 and bears interest at 4.25% per annum. However, interest is not paid periodically, but rather is accrued and payable on maturity.

          Steven J. Hamerslag is indebted to us in the amount of $7,125,000. This loan was made to Mr. Hamerslag in connection with his employment agreement and the terms of the loan are discussed above. See "Management--Employment Contracts, Termination of Employment, and Change of Control Arrangements."

Consulting Agreements

          We are a party to a consulting agreement with Boardrush Media LLC, a limited liability company that owns approximately 12% of our common stock and of which Jens Muller, a former director, is the manager and therefore the controlling person. Pursuant to this agreement, Boardrush provides the services of Mr. Muller and John F. Rieley, one of our directors and our Vice Chairman, to us for a maximum of two days each per month. We consider Mr. Muller and Mr. Rieley to be the co-founders of our company. The term of the consulting agreement runs through the earlier of the date on which the Boardrush loan is repaid in full as described above and March 17, 2004. Therefore, there can be no assurance that upon the repayment of the Boardrush loan, Messrs. Muller and Rieley will continue to provide any consulting services to us. Until March 17, 1999, we paid Boardrush $400,000 per year, payable in equal monthly payments, pursuant to the consulting agreement. From and after March 17, 1999, Boardrush's compensation under the consulting agreement consists of forgiveness of interest and principal under the loan discussed above, with principal reductions being made pro rata over the five-year period from March 17, 1999 through March 17, 2004. Pursuant to the consulting agreement, we also reimburse Boardrush for expenses it incurs on our behalf. Pursuant to the consulting agreement, for a period of three years which expired in March 2000, Boardrush, and each of Mr. Muller and Mr. Rieley, agreed not to engage in a business in direct competition with our products and services in those areas where we conduct our business.

     Richard S. Ressler's services as Chairman (and formerly as Chief Executive Officer) have been provided pursuant to a consulting arrangement with Orchard Capital Corporation ("Orchard"), a company controlled by Mr. Ressler, who is also a member and the manager of Orchard/JFAX Investors, LLC, one of our principal stockholders. Under this consulting arrangement, we paid Orchard $200,000 per year through June 30, 1999 and $275,000 per year from July 1, 1999 though March 31, 2000, in each case payable in equal monthly payments, for the services of Mr. Ressler. These arrangements were not pursuant to a written agreement. Effective April 1, 2000, Orchard's compensation was reduced to $144,000 per year (to reflect Mr. Ressler's decreased role in management following the hiring of Steven J. Hamerslag as Chief Executive Officer), and Orchard's consulting arrangement was reflected in a written agreement between us and Orchard which expires October 1, 2000.

     As a director, Mr. Ressler is eligible to participate in our 1997 Stock Option Plan and, in July 1999, he was granted 500,000 options to purchase shares of our common stock at an exercise price of $8.00 per share. See "Management-- 1997 Stock Option Plan" for a description of the terms of our 1997 Stock Option Plan.

     Other than reimbursement for reasonable expenses incurred in connection with the services it renders to us, neither Orchard nor Mr. Ressler receive any other compensation from us.

     In January 1997, we entered into a consulting agreement with Michael P. Schulhof, now a member of our board of directors. Pursuant to this agreement, Mr. Schulhof agreed to provide financial, investment and operational advice to our management team. In consideration for these services, Mr. Schulhof was granted a warrant to purchase 420,000 shares of our common stock at an exercise price of $0.70 per share and a second warrant to purchase 420,000 shares of our common stock at an exercise price of $1.80 per share. Each of these warrants is currently exercisable and expires in January 2007. The consulting agreement had a two year term and expired by its terms in January 1999.

Shared Space and Services

     We currently lease approximately 28,000 square feet of office space for our headquarters in Hollywood, California under a lease that expires in January 2010. We lease such space from CIM/Hollywood, LLC, a limited liability company indirectly controlled by our Chairman, Richard S. Ressler. Additionally we sublease approximately 26% of this space to CIM Group, LLC, another limited liability company indirectly controlled by Mr. Ressler. This sublease is cancelable by either party on six months' notice. Our share of the monthly rent is approximately $36,000 and CIM Group's share of the monthly rent is approximately $12,500.

     We also share and pro-rate the cost of certain administrative costs with other entities that are controlled by our Chairman. The other administrative costs include the costs of a shared receptionist and routine office and telephone expenses. We also make available the services of our general counsel to these other entities and charge them for the proportionate cost of the services of our general counsel that they incur. The entities involved are Orchard Capital, CIM Group, LLC and MAI Systems Corporation. These arrangements are not pursuant to written agreements and are adjusted from time to time according to the relative benefits given and received. Monthly reimbursements from Orchard Capital, CIM and MAI to us are currently approximately $20,000. This amount reflects our business activity, vis a vis the other affiliated entities, as of April 30, 2000, and could increase or decrease as we and/or these affiliated entities grow.

Investments in JFAX.COM by Officers, Directors and Principal Stockholders

     Between December 1995, when we were founded, and March 1997, when Orchard/JFAX Investors, LLC invested in us, we issued a total of 6,910,000 shares of our common stock to our founders, Messrs. Muller and Rieley, in exchange for cash investments. In March 1997, we issued 5,375,000 shares of common stock to Boardrush in exchange for an equivalent number of Mr. Muller's then-current stock holdings, which holdings were canceled. At the same time, we issued 10,060,000 shares of common stock to Orchard/JFAX Investors, LLC in exchange for a cash investment of $7,750,000. In March and May 1997, we issued 220,000 shares and 150,000 shares, respectively, to Nehemia Zucker and Anand Narasimhan, upon the exercise by Messrs. Zucker and Narasimhan of employee options granted to them when they joined us in 1996 and payment by each of them of the option price of 0.02(cent) per share. In connection with the investments by Boardrush, Orchard/JFAX Investors, LLC, and Messrs. Zucker and Narasimhan, we entered into a registration rights agreement with those investors as well as Messrs. Rieley and Muller. Under that registration rights agreement, the investors have the right to participate in registrations initiated by JFAX.COM, but they have no right to demand that we effect a registration. These registration rights will expire on March 17, 2007.

     In March 1998, we issued a total of 3,750,000 shares of common stock at $0.80 per share pursuant to a rights offering that was made available to all of our then shareholders and warrant holders on the same terms. The principal stockholders, officers and directors who participated and the number of shares purchased by each were as follows: Orchard/JFAX Investors, LLC (3,080,776 shares), Michael P. Schulhof (263,104 shares), Nehemia Zucker (41,739 shares) and Anand Narasimhan (28,459 shares). A portion of the proceeds of the rights offering was used to repay a loan to us from Orchard/JFAX Investors, LLC. That loan was in the principal amount of $1,400,000, accrued interest at a rate of 15% per annum and was repaid for an aggregate of $1,444,100.

     In June 1998, we issued $10 million of our 10% senior subordinated notes due 2004 together with 2,101,971 shares of our common stock to an investor group advised by Pecks Management Partners Ltd., consisting of Declaration of Trust for Defined Benefit Plans of Zeneca Holdings, Inc., Declaration of Trust for Defined Benefit Plans of ICI American Holdings, Inc., Delaware State Employees' Retirement Fund and the J.W. McConnell Family Foundation. Robert J. Cresci, one of our directors, is a managing director of Pecks Management Partners, Ltd. Pursuant to the terms of the notes, which permitted us to make some payments of interest by issuing additional notes and shares of common stock, we subsequently issued an additional $512,500 principal amount of notes and 105,727 shares of common stock to that investor group. The total purchase price was $10 million.

          In July 1998, we also issued $5 million in liquidation preference of our Series A Usable Redeemable Preferred Stock and related warrants to acquire 3,125,000 shares of our common stock. The total purchase price was $5 million. The warrants issued in connection with the preferred stock have an exercise price of $2.40 per share and expire on July 1, 2005. Donaldson, Lufkin & Jenrette Securities Corporation acted as placement agent for the offerings of notes and preferred stock and received warrants to acquire 247,250 shares of our common stock and a cash payment of $870,000, as compensation for its services. Mr. Turicchi, one of our directors, is a former managing director of Donaldson, Lufkin & Jenrette Securities Corporation. The purchasers of the preferred stock and related warrants included the following entities in the following amounts:

     . Affiliates of Donaldson, Lufkin and Jenrette Securities Corporation purchased 3,500 shares and received 2,187,500 warrants;

     . Orchard/JFAX Investors, LLC purchased 500 shares and received 312,500 warrants; and

     . The investor group managed by Pecks Management Partners, Ltd. purchased 750 shares and received 468,750 warrants.

A portion of the proceeds of the notes and preferred stock offerings was used to repay a loan to us from Orchard/JFAX Investors, LLC. That loan was in the principal amount of $1,000,000, accrued interest at a rate of 15% per annum and was repaid for an aggregate of $1,013,625.

          The holders of the common stock and warrants issued in connection with the notes and the preferred stock offerings are entitled to registration rights pursuant to an agreement between us and those investors entered into at the time of the notes and preferred stock offerings. Under that agreement, among other things, the holders are generally entitled to demand two registrations of the common stock issued in connection with the notes offering or of the common stock issued upon exercise of the warrants. In addition, the holders are entitled to participate in registrations initiated by us. Finally, under the registration rights agreement, we have also agreed to file a registration statement on Form S-3 permitting resales of the shares of common stock held by such investors when we are eligible to use that form.

          In addition, the holders of the common stock and warrants issued in connection with the notes and preferred stock offerings are entitled to have us repurchase such shares of common stock issued upon exercise of the warrants in the event of a change of control of JFAX.COM. In such event, the shares of common stock issued at the time of the notes and preferred stock offerings are to be repurchased at $3.20 per share, the warrants to be redeemed at $1.60 per warrant and the shares issued upon exercise of warrants to be repurchased at $4.00 per share.

          We are also party to a securityholders' agreement dated June 30, 1998 with the holders of the notes and preferred stock, including those listed above, and other stockholders, including Orchard/JFAX Investors, LLC. Under that agreement, we have agreed to take all action within our power to cause the election of, and the stockholders have agreed to vote their shares of common stock in favor of, one designee to the board of directors selected by the initial purchasers of the notes and one designee to the board of directors selected by the initial purchasers of the preferred stock. Currently, Mr. Cresci has been elected to the board of directors as the designee of the initial purchasers of the notes and Mr. Turicchi has been elected to the board of directors as the designee of the initial purchasers of the preferred stock. Although most provisions in the securityholders' agreement have terminated, the rights of the initial purchasers of the notes to designate a director as described survive for so long as such purchasers continue to hold at least 25% of the shares of common stock issued in connection with the notes offering and the right of the initial purchasers of preferred stock to designate a director as described above survive for so long as such purchasers continue to hold at least 25% of the shares issued or issuable upon exercise of the related warrants.

          The senior subordinated notes were repaid in full and the Series A Usable Redeemable Preferred Stock was redeemed in full in July and August, 1999 for approximately $10,591,000 and $6,818,000, respectively, including accrued and unpaid interest of $85,000 and dividends of $940,000, respectively. Persons participating in these investments have retained their shares of our common stock and warrants to acquire our common stock.

          In October 1998, we issued 41,250 shares of our common stock to Mr. Hickox, our former President and Chief Operating Officer, in exchange for the proceeds of the loan discussed above.

          In connection with the warrants granted to Mr. Schulhof, we also granted to him registration rights with respect to the shares issued upon exercise of the warrants. Mr. Schulhof is entitled to participate in registrations initiated by JFAX.COM and is entitled to demand registration of the shares owned by him. Mr. Schulhof's rights to demand a registration of his shares will expire in January 2007, but there is no express termination of his right to participate in registrations effected by us.

          In January, 2000, we acquired the outstanding stock of SureTalk.Com, Inc., a closely held Internet-based faxing, messaging and communications company based in Carlsbad, California. The stock was acquired directly from the shareholders of SureTalk.Com, Inc. in a stock-for-stock purchase transaction valued at approximately $9.28 million. The shareholders of SureTalk.Com, Inc. included Steven J. Hamerslag, Timothy Johnson, and Lester Morales, who joined us executive officers following the closing. At closing, Mr. Hamerslag received 231,411 shares of our common stock, Mr. Johnson received 9,538 shares of our common stock and Mr. Morales received 68,634 shares of our common stock, in each case in satisfaction of our obligations to them as selling SureTalk.Com shareholders. In connection with the sale, the selling stockholders of SureTalk.Com, including Messrs. Hamerslag, Johnson, and Morales, were granted registration rights with respect to the shares of our common stock they received in connection with the sale pursuant to an agreement between us and those stockholders entered into at the time of the closing. Under that agreement, we agreed to file a registration statement on Form S-1, of which this prospectus is a part, permitting resales of the shares of common stock held by such stockholders and to have such registration statement declared effective no later than June 30, 2000.

          At the time of our acquisition of SureTalk.com, Inc., SureTalk.com was a party to an administrative services agreement with Capitol Communications, Inc. pursuant to which Capitol Communications provided office space, personnel and administrative services with respect to SureTalk.com's telemarketing operation in Livonia, Michigan. Lester Morales, the former Vice President, Sales, of SureTalk.com and currently our Senior Vice President, Sales, is the president and sole stockholder of Capitol Communications. This administrative services agreement has continued in place and we currently pay approximately $12,000 per month under the agreement. We expect to make a total of approximately $70,000 in payments under this agreement through July 2000, following which the agreement will be terminated.

          In March, 2000, we acquired substantially all of the assets of TimeShift, Inc., a developer of technology for accessing and managing communications services via the Internet. A former employee of TimeShift, Inc., Leo D'Angelo, joined us as an executive officer following the closing. At closing, Mr. D'Angelo received 30,000 shares of our common stock as a stock-out of any claims he had to the assets of TimeShift,Inc. that were being transferred to us.

     We believe that the transactions described above were made on terms no less favorable than could have been obtained from third parties. At the time of the transactions concerned--the initial

Orchard/JFAX Investors, LLC investment in our company, the June 1998 issuance of notes and common stock, the July 1998 issuance of preferred stock and warrants, and the January - March 2000 SureTalk.Com, Inc. and TimeShift, Inc. acquisitions--those transactions were negotiated at arms' length with previously unaffiliated parties. We intend to have all future transactions between us and our officers, directors and affiliates be approved by a majority of disinterested directors of the board of directors or one of its committees, as appropriate, in a manner consistent with Delaware law and the fiduciary duties of our directors.

                         DESCRIPTION OF CAPITAL STOCK

     The following summary information is qualified in its entirety by the provisions of our certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. See "Information Available to You" for more information.

     Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of April 15, 2000, 36,107,378 shares of common stock were issued and outstanding, and there were 105 stockholders of record of the common stock, although there are a larger number of beneficial owners. As of April 15, 2000, 120 shares of Series B Convertible Preferred Stock were issued and outstanding, and there was one holder of record of preferred stock. We also have warrants and stock options outstanding, as described below.

Common Stock

Dividends

     Subject to the prior rights of any outstanding preferred stock, the holders of common stock are entitled to receive dividends out of assets legally available for payment of dividends at such times and in such amounts as the board of directors may from time to time determine. See "Dividend Policy."

Voting Rights

     Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of our directors, subject to any class or series voting rights granted to the preferred stock. There is no cumulative voting. The board of directors is expressly authorized to adopt, amend or repeal the by-laws in any manner not inconsistent with Delaware law or the certificate of incorporation, subject to the power of the stockholders to adopt, amend or repeal the by-laws. The certificate of incorporation may be amended by an affirmative vote of the holders of a majority of our outstanding capital stock entitled to vote on the matter, subject to any class or series voting rights granted to the preferred stock.

Liquidation Rights and Other Matters

     The shares of common stock are neither redeemable nor convertible, and the holders of common stock have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive pro rata any of our assets which are legally available for distribution after payment of all debts and other liabilities and subject to any preferential rights of the holders of preferred stock.

     The holders of 2,207,698 shares of our common stock were granted put rights with respect to those shares, which would be available following a change of control, as defined, in a manner similar to the redemption rights applicable to warrants as described below. The put price is $3.20 per share, subject to anti-dilution adjustments. If the put is triggered, the holders of these shares may require us to purchase these shares at the put price.

Preferred Stock

     As of April 15, 2000, we have one series of preferred stock issued and outstanding, consisting of 120 shares of Series B Convertible Preferred Stock. This preferred stock was issued to Steven J. Hamerslag in connection with his agreeing to join us as President and Chief Executive Officer. See "Management--Employment Contracts, Termination of Employment, and Change of Control Arrangements."

     The board of directors may authorize the issuance of one or more additional series of preferred stock having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as the board may determine, without further action by our stockholders.

     The issuance of additional preferred stock by the board of directors could adversely affect the rights of holders of common stock. For example, the issuance of preferred stock could result in another series of securities outstanding with preferences over the common stock with respect to dividends and in liquidation, with voting rights superior to the common stock, or with rights, upon conversion or otherwise, the same or superior to the common stock.

     We believe that the board of directors' ability to issue preferred stock on such a wide variety of terms will enable the preferred stock to be used for important corporate purposes, such as financing acquisitions or raising additional capital. However, were it inclined to do so, the board of directors could issue all or part of the preferred stock with, among other things, substantial voting power or advantageous conversion rights. This stock could be issued to persons deemed by the board of directors likely to support current management in a contest for control of the company, either as a precautionary measure or in response to a specific takeover threat. The ability of the board of directors to issue additional preferred stock or the issuance of such preferred stock could have the effect of delaying, deferring or preventing a change in control of JFAX.COM without any further action by the holders of common stock. We have no current plans to issue preferred stock for any purpose.

Warrants and Options

     In connection with our preferred stock offering in July 1998 (see "Certain Transactions") we issued 3,393,750 warrants to purchase an aggregate of 3,393,750 shares of common stock at an exercise price of $2.40 per share, subject to adjustment. These warrants are currently exercisable and expire in July 2005. Holders of unexercised warrants do not have voting or any other rights of stockholders. 1,112,500 of these warrants remain outstanding.

     Upon the occurrence of a change of control, as defined, that is not approved by the holders of 66-2/3% in interest of the warrants and the shares of common stock received on the exercise of warrants, the holders of the warrants and the shares of common stock held as a result of the exercise of the warrants will have the right to require us:

     .    to redeem the warrants at $1.60 each, and

     . to redeem the shares of common stock received on exercise of any warrants at $4.00 each, in each case subject to anti-dilution adjustment.

     We have also issued warrants to purchase 420,000 shares of common stock at an exercise price of $0.70 per share, to purchase 420,000 shares of common stock at $1.80 per share and to purchase 29,166 shares of common stock at $2.40 per share, in each case subject to anti-dilution adjustment. The latter warrants expire in April 1, 2005, and the former two series of warrants expire in January 2007.

     We also issued 250,000 warrants to America Online on October 15, 1997 to purchase 250,000 shares of our common stock at $2.40 per share. These warrants expire on October 15, 2004.

     All of the above warrants are immediately exercisable.

     We also have options outstanding and available for grant under our stock option plan, including outstanding and currently exercisable options to acquire 916,005 shares of our common stock as of April 15, 2000. See "Management--1997 Stock Option Plan" and "Certain Transactions." We have filed a registration statement on Form S-8 covering the shares of common stock issuable under our stock option plan, including shares subject to outstanding options, thus permitting the resale of such shares in the public market without restriction under the Securities Act, other than restrictions applicable to affiliates.

Registration Rights

     Pursuant to various registration rights agreements, including agreements with most of certain of our officers, directors and significant stockholders, the holders of 22,177,754 shares of our common stock may make requests that we register their shares, or include their shares in other registrations, under the Securities Act, subject to conditions as to the minimum aggregate value of shares to be sold and other customary conditions. These registration rights also extend to another 1,952,500 shares not yet issued, for example shares issuable upon the exercise of warrants, for the benefit of the persons having these rights. Including the shares not yet issued, these registration rights cover approximately 63% of our outstanding shares of common stock, including shares issuable upon the exercise of warrants. For a further description of the terms of the registration rights agreements with our officers, directors and principal stockholders, see "Certain Transactions."

Securityholders' Agreement

     We have a securityholders' agreement dated as of June 30, 1998 with certain of our warrant investors in the June and July 1998 private placements. For a description of the terms of that securityholders' agreement, see "Certain Transactions."

Anti-Takeover Effects of Delaware Law

     We are a Delaware corporation and are subject to Delaware law, which generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time that the person became an interested stockholder, unless:

     . before such time the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder;

     . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested person owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers of the corporation and by certain employee stock plans; or

     . at or after such time the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder.

     A "business combination" generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person:

     . who, together with affiliates and associates, owns 15% or more of the corporation's outstanding voting stock, or

     . who is an affiliate or associate of the corporation and, together with his or her affiliates and associates, has owned 15% or more of the corporation's outstanding voting stock within three years.

     The provisions of Delaware law described above would make more difficult or discourage a proxy contest or acquisition of control by a holder of a substantial block of our stock or the removal of the incumbent board of directors. Such provisions could also have the effect of discouraging an outsider from making a tender offer or otherwise attempting to obtain control of JFAX.COM, even though such an attempt might be beneficial to us and our stockholders.

     Our certificate of incorporation and by-laws also:

     . eliminate the personal liability of directors for monetary damages resulting from breaches of fiduciary duty to the extent permitted by Delaware law; and

     . indemnify directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary.

     We believe that these provisions are necessary to attract and retain qualified directors and officers.

     Our by-laws require that any stockholder proposals to be considered at an annual meeting of stockholders must be delivered to us not less than 60 nor more than 90 days prior to the meeting. In addition, in the notice of any such proposal, the proposing stockholder must state the proposals, the reasons for the proposal, the stockholder's name and address, the number of shares held by such stockholder and any material interest of the stockholder in the proposals. There are additional informational requirements in connection with a proposal concerning a nominee for the board of directors.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is American Securities Transfer & Trust, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

          At April 15, 2000, we had 36,107,378 shares of common stock outstanding and 8,137,214 shares issuable upon the exercise of outstanding warrants, options, and convertible preferred stock. We have also committed to grant an additional 850,000 stock options to one of our employees. We estimate that approximately one-quarter of our outstanding shares were previously sold in registered offerings or in transactions under Rule 144, and therefore are tradable without restriction, other than any shares purchased by our "affiliates".

          The remaining shares owned by existing shareholders are restricted securities under the Securities Act of 1933, and may be sold only pursuant to a registration, including this one, or an applicable exemption, including Rule
144. However, most of these restricted shares are currently eligible for sale pursuant to Rule 144, subject to the limitations of that rule. Market sales of shares by existing shareholders or the availability of shares for future sale may depress the market price of our common stock.

                             SELLING STOCKHOLDERS

          The following stockholders are the selling shareholders in this offering. Pursuant to a Registration Rights Agreement, dated as of January 26, 2000, these stockholders have certain registration rights and this prospectus has been prepared and filed in accordance with that agreement.

          This table provides information about the selling shareholders and the shares that may be offered by them as of April 15, 2000.

-----------------------------------------------------------------------------------------------------------------------
                                                        Before Offering                       After Offering
-----------------------------------------------------------------------------------------------------------------------
                                                  Number of                            Number of
                                                   Shares                                Shares
                   Name                         Beneficially         Approximate      Beneficially      Approximate
                   ----
                                                    Owned            Percentage         Owned(1)        Percentage
                                                    -----            ----------         -----           ----------
-----------------------------------------------------------------------------------------------------------------------
Mark Schwartz                                            656,253        1.82%              0                 *
-----------------------------------------------------------------------------------------------------------------------
Barry Shore                                              225,838          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Chris Brunn                                                3,784          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Lester Morales/(2)/                                       68,634          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Jack B. Root                                              50,887          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Robert Lipman                                             10,093          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Steven Archer                                              5,046          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Moshe Lazar                                                5,046          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Henry Edelman                                              2,523          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Christopher Outwater                                       3,028          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Philip Sussholz                                            2,422          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Daniel Rasmussen                                           2,523          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Philip Kamornick                                           2,018          *                0                 *
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
David Gollub                                               1,614          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Value Added Ventures LLC                                   5,046          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Brobeck Phleger & Harrison LLP                             1,328          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Greg Williams                                             12,749          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Richard Fink                                               9,827          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Kevin DeBre                                                2,124          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
John Jones                                                   531          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Eileen M. Beale/(2)/                                         757          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Robert Zink                                                  567          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Michael Sawyer                                               567          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Denise Woods                                                  63          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Shannon Van Haaren                                            63          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Steven J. Hamerslag/(2)/                                 231,411          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Sanjiv Ahuja                                               5,046          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Arthur J. Cormier                                         10,513          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Georges J. Daou, Trustee of the Georges J.                                                 0
Daou Trust dated 5/2/96                                   10,513          *                                  *
-----------------------------------------------------------------------------------------------------------------------
Joseph B. Fenley                                          10,513          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Laurence Fish                                              5,256          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Marvin Nelson Greenwood and Loriann                                       *
Greenwood, TTES U/D/T dtd 5/16/96                         10,598                           0                 *
-----------------------------------------------------------------------------------------------------------------------
Ian A. Lerner                                              6,834          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Alan Lipman, Trustee of the Lipman Family
Trust                                                      2,624          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Manhattan Group Funding                                   10,513          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
QB Sports Money Purchase Plan                              5,256          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Roswell R. Roberts, III                                    2,628          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Roston Enterprises                                        30,784          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Tom Taulli                                                 5,256          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Lowell Teschmacher                                         5,256          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Larry W. Wangberg and Michelle D.
Wangberg, Trustees for the benefit of the
Wangberg Living Trust UAD 9/17/90                          7,317          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Michael Albert/(2)/                                        9,882          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Warren H. Weiner                                          43,800          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Wade Snell                                                 2,018          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
KSSM Investments LLP                                         764          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
The Terpin Group                                           1,261          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
-Airwaves Advertising dba PPG Advertising                     710          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
The Rabuck Agency                                          2,271          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Navid Ashroff/(2)/                                         1,009          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Troy Bass/(2)/                                               504          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Tony Busko/(2)/                                              504          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Precious Albright/(2)/                                        50          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
V. Gordon Clemons                                            504          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
John Davis/(2)/                                            5,046          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Nila Dawson/(2)/                                             504          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Comdisco, Inc.                                           208,458          *                0                 *
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Patrick Farley/(2)/                                        2,523          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Anita Isanto/(2)/                                            504          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Timothy Johnson/(2)/                                       9,538          *                0                 *
-----------------------------------------------------------------------------------------------------------------------
Aaron Lieu                                                   504          *                0                 *
-----------------------------------------------------------------------------------------------------------------------

(1)  Assumes that all of the shares that are registered are sold.

(2) Each of Lester Morales, Eileen M. Beale, Steven J. Hamerslag, Michael Albert, Navid Ashroff, Troy Bass, Tony Busko, Precious Albright, John Davis, Nila Dawson, Patrick Farley, Anita Isanto, and Timothy Johnson is a former employee of SureTalk.com, Inc. and a current employee of ours. Messrs. Hamerslag, Morales, and Johnson are three of our Named Executive Officers.


                             PLAN OF DISTRIBUTION

     This prospectus relates to the offer and sale from time to time by the selling shareholders named above of up to 1,724,003 shares of common stock.

     The selling shareholders may sell shares of common stock from time to time directly to purchasers. Alternatively, they may from time to time offer the shares of common stock to or through dealers or agents, and they may receive compensation in the form of commissions or discounts from the selling shareholders or commissions from the purchasers for whom they may act as an agent. The selling shareholders and any dealers or agents that participate in the distribution may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any profits and commissions or discounts received by them may be considered to be underwriting compensation under the Securities Act. The selling shareholders may also dispose of the shares by writing options on the shares or by settling short sales of the shares.

     The selling shareholders may distribute the shares from time to time in one or more underwritten transactions at a fixed price, at market prices prevailing at the time of sale or at negotiated prices. An underwritten offering may be on a "best efforts" or a "firm commitment" basis. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or commissions from the purchasers. Underwriters may sell shares of common stock to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers.

     At the time a particular offer of shares of common stock is made, a prospectus supplement, if required, will be distributed that will set forth the names of any underwriters, dealers or agents, any commissions or discounts, and any other required information. The shares of common stock may be sold from time to time at varying prices determined at the time of sale.

     The selling shareholders may also sell the shares of common stock pursuant to Rule 144 under the Securities Act.

     In some states, the shares of common stock may be sold only through registered or licensed brokers or dealers.

     We will pay the expenses incident to the registration, offering and sale of the shares, which are estimated at approximately $41,000. We have agreed to indemnify the selling shareholders and any underwriters and their controlling persons against liabilities under the Securities Act.

                            VALIDITY OF SECURITIES

     The validity of the shares of common stock offered hereby will be passed upon for us by our general counsel, Nicholas V. Morosoff. Mr. Morosoff is the beneficial owner of 33,250 shares of our common stock.


                                    EXPERTS

     Our consolidated financial statements as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999 included in this prospectus and in the registration statement have been so included in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus and in the registration statement, and upon the authority of that firm as experts in accounting and auditing.

     The financial statements of Suretalk.com as of December 31, 1999 and for the year then ended included in this prospectus and in the registration statement have been so included in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus and in the registration statement, and upon the authority of that firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
JFAX.COM, Inc. and Subsidiary
    Independent Auditors' Report.........................................    F-2
    Consolidated Balance Sheets..........................................    F-3
    Consolidated Statements of Operations................................    F-4
    Consolidated Statements of Stockholders' Equity (Deficiency) and
     Comprehensive Loss..................................................    F-5
    Consolidated Statements of Cash Flows................................    F-6
    Notes to Consolidated Financial Statements...........................    F-7
SureTalk.com, Inc
    Independent Auditors' Report.........................................   F-23
    Balance Sheet........................................................   F-24
    Statement of Operations..............................................   F-25
    Statement of Stockholders' Equity (Deficiency).......................   F-26
    Statement of Cash Flows..............................................   F-27
    Notes to Financial Statements........................................   F-28
JFAX.COM, Inc
    Unaudited Proforma Condensed Combining Balance Sheet.................   F-34
    Unaudited Proforma Condensed Combining Statement of Operations.......   F-35
    Unaudited Quarterly Condensed Consolidated Statements of Operations..   F-36
    Unaudited Quarterly Condensed Consolidated Balance Sheets............   F-37
    Unaudited Quarterly Condensed Consolidated Statements of Cash Flows..   F-38
    Notes to Quarterly Condensed Consolidated Financial Statements.......   F-39

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
JFAX.COM, Inc.:

     We have audited the accompanying consolidated balance sheets of JFAX.COM and subsidiary as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity (deficiency) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of JFAX.COM, Inc. and subsidiary as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.


/s/   KPMG LLP

Los Angeles, California
January 28, 2000

                                JFAX.COM, INC.
                                AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                          December 31, 1999 and 1998


                                                                                            1999            1998
                                                                                        ------------    ------------
                                        Assets
Current assets:
     Cash and cash equivalents ......................................................   $ 12,256,487       7,278,873
     Short term investments .........................................................     23,510,623            --
     Accounts receivable ............................................................        275,046         112,729
     Due from related parties .......................................................         95,151         128,578
     Interest receivable ............................................................        600,569          48,603
     Prepaid marketing costs ........................................................      2,725,234       1,000,000
     Other current assets ...........................................................        784,760          81,888
                                                                                        ------------    ------------
          Total current assets ......................................................     40,247,870       8,650,671
Furniture, fixtures and equipment, net ..............................................      3,344,075       1,777,646
Long term investments ...............................................................     13,558,615            --
Investment in Joint venture .........................................................        417,773            --
Other long-term assets ..............................................................      1,057,000          84,372
                                                                                        ------------    ------------
                                                                                        $ 58,625,333      10,512,689
                                                                                        ============    ============

       Liabilities, Redeemable Securities and Stockholders' Equity (Deficiency)


Current liabilities:
     Accounts payable and accrued expenses ..........................................   $  1,781,088       1,100,544
     Deferred revenue ...............................................................        438,722         328,740
     Current portion of capital lease obligations ...................................        176,089          89,931
     Current portion of long-term debt ..............................................      1,239,650         317,402
     Customer deposits ..............................................................         57,267          79,286
                                                                                        ------------    ------------
          Total current liabilities .................................................      3,692,816       1,915,903
Capital lease obligations ...........................................................        185,762         141,783
Long-term debt ......................................................................      1,537,357       6,137,004
Put warrants ........................................................................           --         6,318,000
Redeemable common stock; issued and outstanding 2,207,698 shares at
   December 31, 1999 and 1998, respectively (redemption value of $7,064,633
   and $9,074,000 at December 31, 1999 and 1998) ....................................      7,064,633       5,245,975
Mandatorily redeemable Series A preferred stock. Authorized 1,000,000 shares;
   issued and outstanding 5,000 shares at December 31, 1998 at par value of
   $1,000 (liquidation preference $5,386,915) .......................................           --         4,070,671
Common stock subject to put option (105,000 shares at December 31, 1999) ............        997,500            --
Stockholders' equity (deficiency):
     Common stock, $0.01 par value. Authorized 100,000,000 shares; total issued and outstanding 30,542,620 and 22,099,996 shares at December 31, 1999 and 1998, respectively, excluding 2,207,698 issued as redeemable at
        December 31, 1999 and 1998 and 105,000 shares subject to a put option
        at December 31, 1999 ........................................................        305,372         221,000
     Additional paid-in capital .....................................................     88,133,250      12,273,793
     Notes receivable from stockholders .............................................     (2,279,619)     (2,499,000)
     Unearned compensation ..........................................................     (1,415,443)       (506,202)
     Accumulated other comprehensive income .........................................        649,046            --
     Accumulated deficit ............................................................    (40,245,341)    (22,806,238)
                                                                                        ------------    ------------
          Total stockholders' equity (deficiency) ...................................     45,147,265     (13,316,647)
Commitments and Contingencies (Note 11)..............................................
Subsequent Events (Note 14)..........................................................
                                                                                         $ 58,625,333      10,512,689
                                                                                         ============    ============

           See accompanying notes to consolidated financial statements.

                                JFAX.COM, INC.
                                AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 Years ended December 31, 1999, 1998 and 1997

                                                                                1999             1998             1997
                                                                                ----             ----             ----
Revenue .................................................................   $  7,643,442       3,519,836         685,465
Cost of revenue .........................................................      4,640,668       3,398,243         857,924
                                                                            ------------    ------------      -----------
          Gross profit (loss) ...........................................      3,002,774         121,593        (172,459)
Operating expenses:
     Sales and marketing ................................................      6,354,522       4,990,188       1,068,523
     Research and development ...........................................      1,828,873       1,225,542         792,985
     General and administrative .........................................      7,976,221       4,948,402       2,962,477
                                                                            ------------    ------------      -----------
          Total operating expenses ......................................     16,159,616      11,164,132       4,823,985
                                                                            ------------    ------------      -----------
           Operating loss ...............................................    (13,156,842)    (11,042,539)     (4,996,444)
Other expenses:
     Interest expense ...................................................     (1,348,667)     (1,353,751)           --
     Interest income ....................................................      1,578,507         420,426         214,663
     Equity loss in joint venture .......................................        (82,227)           --              --
     Increase in market value of put warrants ...........................           --        (5,255,669)           --
                                                                            ------------    ------------      -----------
          Loss before income taxes and extraordinary item ...............    (13,009,229)    (17,231,533)     (4,781,781)
                                                                            ------------    ------------      -----------
Income tax expense ......................................................          1,500           1,500           1,640
                                                                            ------------    ------------      -----------
          Loss before extraordinary item ................................    (13,010,729)    (17,233,033)     (4,783,421)
Extraordinary Item-Loss on extinguishment of debt .......................     (4,428,374)           --              --
                                                                            ------------    ------------      -----------

          Net Loss ......................................................    (17,439,103)    (17,233,033)     (4,783,421)
Premium on Preferred Stock redemption ...................................       (877,721)           --              --
Cumulative preferred dividends, accretion of discount attributable to preferred stock, and amortization of preferred stock issuance
   costs ................................................................       (694,150)       (494,523)
                                                                            ------------    ------------      -----------

          Net loss attributable to common shareholders ..................   $(19,010,974)   $(17,727,556)     (4,783,421)
                                                                            ============    ============      ===========
Net loss per common share:
     Basic ..............................................................   $      (0.68)          (0.80)          (0.30)
     Diluted ............................................................   $      (0.68)          (0.80)          (0.30)
                                                                            ============    ============      ===========

Weighted average common shares used in determining loss per share:

     Basic and diluted ..................................................     28,098,994      22,181,960      15,738,394
                                                                            ============    ============      ===========

         See accompanying notes to consolidated financial statements.

                                JFAX.COM, INC.
                                AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY) AND COMPREHENSIVE
                                     LOSS

                 Years ended December 31, 1999, 1998 and 1997

                                                                                                                     Accumulated
                                                                                                                     -----------
                                                                                       Additional                       Other
                                                                                       ----------                       -----
                                                                                         paid-in       Accumulated   Comprehensive
                                                                                         -------       -----------   -------------
                                                               Common stock              capital         deficit         Income
                                                               ------------              -------         -------         ------

                                                          Shares          Amount
                                                        ----------      ----------
Balance, December 31, 1996.........................      7,565,000      $   75,650       1,390,830        (789,784)             --
Exercise of stock options..........................        370,000              74         120,000              --
Repurchase of common stock.........................       (200,000)         (2,000)       (118,000)             --              --
Issuance of common stock...........................     10,450,000         108,127       8,016,873              --              --
Issuance of notes receivable from
  stockholders.....................................             --              --              --              --              --
Net loss...........................................             --              --              --      (4,783,421)             --
                                                        ----------      ----------      ----------     -----------      ----------
Balance, December 31, 1997.........................     18,185,000         181,851       9,409,703      (5,573,205)             --
                                                        ==========      ==========      ==========     ===========      ==========
Accretion to common stock redemption...............             --              --        (314,000)             --              --
Dividends on mandatorily redeemable
  Preferred Stock..................................             --              --        (386,915)             --              --
Amortization of preferred stock
  discount.........................................             --              --        (107,608)             --              --
Issuance of common stock...........................      3,791,250          37,912       3,061,088              --              --
Exercise of stock options..........................        123,746           1,237          37,775              --              --
Unearned Compensation..............................             --              --         573,750              --              --
Amortization of unearned compensation..............             --              --              --              --              --
Net loss...........................................             --              --              --     (17,233,033)             --
                                                        ----------      ----------      ----------     -----------      ----------
Balance, December 31, 1998.........................     22,099,996         221,000      12,273,793     (22,806,238)             --
                                                        ==========      ==========      ==========     ===========      ==========
Accretion to common stock redemption...............             --              --      (1,818,658)             --              --
Dividends on mandatorily redeemable
  Preferred Stock..................................             --              --        (553,064)             --              --
Amortization of preferred stock
  discount.........................................             --              --        (134,994)             --              --
Issuance of common stock net of issuance
  costs............................................      8,395,000          83,950      72,742,542               7              --

Exercise of stock options..........................         47,624             422          41,126              --              --
Unearned Compensation..............................             --              --       1,323,476              --              --
Amortization of unearned compensation..............             --              --              --              --              --
Compensation Expense in exchange for
  Note reduction...................................             --              --              --              --              --
Unrealized Gain on Investment......................             --              --              --              --         649,046
Retirement of Preferred Stock......................             --              --      (2,058,971)             --              --
Conversion of put warrants.........................             --              --       6,318,000              --              --
Net loss...........................................             --              --              --     (17,439,103)             --
                                                        ----------      ----------      ----------     -----------      ----------
Balance, December 31, 1999.........................     30,542,620      $  305,372      88,133,250     (40,245,341)        649,046
                                                        ==========      ==========      ==========     ===========      ==========

                                                                      Notes
                                                                      -----
                                                                   receivable                          Stockholders'
                                                                   ----------                          -------------
                                                                      from            Unearned            equity       Comprehensive
                                                                      ----            --------            ------       -------------
                                                                  stockholders      Compensation       (deficiency)         Loss
                                                                  ------------      ------------       ------------         ----
Balance, December 31, 1996...................................              --               --              676,696   $         --
Exercise of stock options....................................              --               --              120,074             --
Repurchase of common stock...................................              --               --             (120,000)            --
Issuance of common stock.....................................              --               --            8,125,000             --
Issuance of notes receivable from
  stockholders...............................................      (2,400,000)              --           (2,400,000)            --
Net loss.....................................................              --               --           (4,783,421)    (4,783,421)
                                                                   ----------       ----------         ------------   ------------
Balance, December 31, 1997...................................      (2,400,000)              --            1,618,349     (4,783,421)
                                                                   ==========       ==========         ============   ============
Accretion to common stock redemption.........................              --               --             (314,000)            --
Dividends on mandatorily redeemable
  Preferred Stock............................................              --               --             (386,915)            --
Amortization of preferred stock
  discount...................................................              --               --             (107,608)            --
Issuance of common stock.....................................         (99,000)              --            3,000,000             --
Exercise of stock options....................................              --               --               39,012             --
Unearned Compensation........................................              --         (573,750)                  --             --
Amortization of unearned compensation........................              --           67,548               67,548             --
Net loss.....................................................              --               --          (17,233,033)   (17,233,033)
                                                                   ----------       ----------         ------------   ------------
Balance, December 31, 1998...................................      (2,499,000)        (506,202)         (13,316,647)   (17,233,033)
                                                                   ==========       ==========         ============   ============
Accretion to common stock redemption.........................              --               --           (1,818,658)            --
Dividends on mandatorily redeemable
  Preferred Stock............................................              --               --             (553,064)            --
Amortization of preferred stock
  discount...................................................              --               --             (134,994)            --
Issuance of common stock net of issuance
  costs......................................................              --               --           72,826,492             --
Exercise of stock options....................................              --               --               41,548             --
Unearned Compensation........................................              --       (1,323,476)                  --             --
Amortization of unearned compensation........................              --          414,235              414,235             --
Compensation Expense in exchange for
  Note reduction.............................................         219,381               --              219,381             --
Unrealized Gain on Investment................................              --               --              649,046        649,046
Retirement of Preferred Stock................................              --               --           (2,058,971)            --
Conversion of put warrants...................................              --               --            6,318,000             --
Net loss.....................................................              --               --          (17,439,103)   (17,439,103)
                                                                   ----------       ----------         ------------   ------------
Balance, December 31, 1999...................................      (2,279,619)      (1,415,443)          45,147,265   $(16,790,057)
                                                                   ==========       ==========         ============   ============

       See accompanying notes to consolidated financial statements.

                                JFAX.COM, INC.
                                AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 Years ended December 31, 1999, 1998 and 1997

                                                                                          1999           1998           1997
                                                                                        --------       --------       --------
Cash flows from operating activities:
    Net loss......................................................................   $ (17,439,103)   (17,233,033)   (4,783,421)
Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization.................................................         959,421        634,158       216,553
    Stock option compensation expense.............................................              --             --       120,000
    Extraordinary item-loss on early extinguishment of debt.......................       4,428,374             --            --
    Redeemable common stock issued in lieu of interest............................              --        251,999            --
    Notes issued for payment of interest expense..................................              --        499,665            --
    Increase in market value of put warrants......................................              --      5,255,669            --
    Equity in loss of joint venture...............................................          82,227             --            --
    Amortization of note payable discount.........................................         525,621        436,304            --
    Amortization of unearned compensation.........................................         414,235         67,548            --
    Compensation expense in exchange for note reduction...........................         219,381             --            --

Changes in assets and liabilities:
Decrease (increase) in:
    Accounts receivable...........................................................        (162,317)      (101,955)       23,892
    Due from related parties......................................................         (33,427)      (128,578)           --
    Interest receivable...........................................................        (551,966)       (43,964)       (4,639)
    Prepaid marketing costs.......................................................      (1,725,234)            --    (1,000,000)
    Other.........................................................................        (356,921)      (152,160)       (6,100)
(Decrease) increase in:
    Accounts payable..............................................................         680,544        155,380       838,078
    Deferred revenue..............................................................         109,982        279,556        49,184
    Customer deposits.............................................................         (22,019)        79,286            --
                                                                                       -----------    -----------    ----------
    Net cash used in operating activities.........................................     (12,090,506)   (10,000,125)   (4,546,453)

Cash flows from investing activities:
    Purchase of furniture, fixtures, and equipment................................      (2,525,810)      (543,170)   (1,579,409)
    Purchases of investments, net.................................................     (36,420,192)            --            --
    Investment in joint venture...................................................        (500,000)            --            --
                                                                                       -----------    -----------    ----------
    Net cash used in investing activities.........................................     (39,446,042)      (543,170)   (1,579,409)

Cash flows from financing activities:
    Proceeds from issuance of common stock........................................      73,824,413      3,099,000     8,125,000
    Issuance of notes receivable from stockholders................................              --        (99,000)   (2,400,000)
    Common stock repurchased......................................................              --             --      (120,000)
    Redemption of preferred stock.................................................      (6,817,700)            --            --
    Exercise of stock options.....................................................          41,126         39,012            --
    Proceeds from issuance of mandatorily redeemable preferred stock and put
     warrants, net................................................................              --      4,638,479            --
    Proceeds from issuance of notes payable.......................................         703,667             --            --
    Repayments of notes payable...................................................     (11,367,481)      (208,910)           --
    Proceeds from issuance of redeemable common stock, net........................              --      4,679,976            --
    Repayments of capital lease obligations.......................................         130,137        (48,145)           --
    Net decrease in due to related parties........................................              --             --      (111,787)
                                                                                       -----------    -----------    ----------
    Net cash provided by financing activities.....................................      56,514,162     17,799,129     5,493,213

                                                                                       -----------    -----------    ----------
    Net increase (decrease) in cash and cash equivalents..........................       4,977,614      7,255,834      (632,649)
    Cash and cash equivalents at beginning of year................................       7,278,873         23,039       655,688

                                                                                       -----------    -----------    ----------
    Cash and cash equivalents at end of year......................................     $12,256,487      7,278,873        23,039
                                                                                       ===========    ===========    ==========
Cash paid during the year for:
    Income taxes..................................................................     $     1,500          1,500           721
    Interest......................................................................         609,945        137,148            --

Supplemental disclosure of noncash investing and financing activities (see notes 3, 4, 9 and 11)


         See accompanying notes to consolidated financial statements.

                                JFAX.COM, INC.
                                AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       December 31, 1999, 1998 and 1997

(1) Organization

     JFAX.COM, Inc., (the Company or JFAX) was incorporated in the state of Delaware on December 14, 1995. The Company is engaged in providing delivery of fax and voice messages via telephone and the Internet network. JFAX has strategic alliances with online network/service providers (OSPs), Internet service providers (ISPs), software and hardware producers (OEMs), and other significant online communities and international resellers.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

     The consolidated financial statements include the accounts of JFAX.COM, Inc. and its wholly owned marketing subsidiary, JFAX.COM Europe Ltd. All intercompany accounts and transactions have been eliminated in consolidation.

(b) Revenue Recognition

     The Company recognizes revenue as services are provided to the customer. Substantially all of the Company's revenue is collected by use of credit cards and is paid in advance. The Company provides customer support as an accommodation to purchasers of its services. These amounts are expensed as incurred. Deferred revenue represents prepayments received from customers in advance of services provided.

     The Company recognizes revenue for activation fees when the customer's account is activated at which time related direct selling costs are incurred, which offset the activation fee.

(c) Research and Development

     Research and development costs are expensed as incurred. Costs for software development incurred subsequent to establishing technological feasibility, in the form of a working model, are capitalized and amortized over their estimated useful lives. To date, software development costs incurred after technological feasibility has been established have not been material.

(d) Prepaid Advertising Costs

     Prepaid advertising costs are recorded for amounts paid to online service providers. The Company expenses advertising cost as advertising is placed on the providers' respective sites.

(e) Cash Equivalents

     The Company considers all highly liquid temporary cash investments with original maturities of three months or less to be cash equivalents.

(f) Marketable Securities

     Short term investments include highly liquid investments with original maturities in excess of three months but less than one year. The Company's noncurrent investments consist of investments with original maturities in excess of one year to 18 months. All marketable securities except an equity investment are classified as held to maturity and, accordingly, are carried at cost which approximates market value.

                                 JFAX.COM, INC
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                       December 31, 1999, 1998 and 1997

     An equity investment in a foreign publicly traded company is classified as available for sale as of December 31, 1999 and had a gross unrealized gain of $649,046 which is classified as accumulated other comprehensive income. As of December 31, 1999 investments are summarized as follows:

     Debt Securities:
          Government Agencies......................................       $  8,700,000
          Commercial Paper.........................................         12,541,200
          Corporate Bonds..........................................         21,642,623
     Equity Investment.............................................            976,046
     Money Market Accounts.........................................          5,465,856
                                                                          ------------
     Total cash and investments....................................         49,325,725
     Less: Amounts classified as Cash and Cash Equivalents.........        (12,256,487)
     Less: Short term investments..................................        (23,510,623)
                                                                          ------------
     Long term investments.........................................       $ 13,558,615
                                                                          ============

(g) Investment in Joint Venture

     As of December 31, 1999, the Company has a marketing related investment of 50% in JFAX Germany LLC, that is accounted for under the equity method of accounting. Under the equity method, the Company's share of the investee's earnings or loss is included in consolidated operating results and the Company's basis in its equity investment is classified in the accompanying consolidated balance sheet. To date, this investment has not materially impacted the Company's results of operations or its financial position.

(h) Depreciation and Amortization

     Furniture, fixtures and equipment are stated at cost. Depreciation is provided on furniture and equipment using the straight-line method over a three to five year period. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or their estimated useful lives.

(i) Income Taxes

     The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" (SFAS No.
109). SFAS No. 109 requires that deferred income taxes be recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) Accounting for Stock Options

     The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense for option grants to employees would be recorded on the date of the grant only if the current fair value of the underlying stock exceeds the exercise price. Effective January 1, 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro-forma net loss disclosures for employee stock option grants made in 1995 and future years as if the fair-value based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB No. 25 and provide the pro-forma disclosure provisions of SFAS No. 123 for options granted to employees.

                                 JFAX.COM, INC
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                       December 31, 1999, 1998 and 1997

     The Company accounts for option grants to non-employees using the guidance of SFAS No. 123 and Emerging Issues Task Force (EITF) No. 96-18, whereby the fair value of such options is determined using the Black-Scholes option pricing model at the earlier of the date at which the non-employee's performance is complete or a performance commitment is reached.

(k) Use of Estimates

     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods. Actual results could differ from those estimates.

(l) Long-Lived Assets

     Long-lived assets to be held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets that are to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

(m) Fair Value of Financial Instruments

     SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS No. 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of December 31, 1999 and 1998, the carrying value of cash and cash equivalents, short and long term investments, accounts receivable, interest receivable, accounts payable, interest payable and customer deposits approximate fair value due to the short-term nature of such instruments. The carrying value of long-term debt and notes payable approximate fair value as the related interest rates approximate rates currently available to the Company.

(n) Loss Per Share of Common Stock

     The Company has adopted SFAS No. 128, "Earnings Per Share." Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Dividends on Preferred Stock and amortization of Preferred Stock issuance costs and mandatory redemption value increase the net loss for determining basic and diluted net loss per share attributable to Common Stock. Diluted net loss per share excludes the effect of common stock equivalents, because their effect would be anti-dilutive.

                                JFAX.COM, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                       December 31, 1999, 1998 and 1997

(o) Reclassifications

     Certain reclassifications have been made to the 1998 and 1997 consolidated financial statements to conform to the 1999 presentation.

(p) Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS Nos. 130 and 131, "Reporting Comprehensive Income" (SFAS 130) and "Disclosure about Segments of an Enterprise and Related Information" (SFAS 131), respectively, (collectively, the Statements). The Statements are effective for fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for reporting of comprehensive income and its components in annual financial statements. SFAS 131 establishes standards for reporting financial and descriptive information about an enterprise's operating segments in its annual financial statements and selected segment information in interim financial reports. Reclassification or restatement of comparative financial statements or financial information for earlier periods is required upon adoption of SFAS 130 and SFAS 131, respectively. Application of the statement requirements did not have a material impact on the Company's consolidated financial position, results of operations or loss per share data as currently reported. With respect to SFAS 130, in 1999 the Company had one element of other comprehensive income, an unrealized gain on an available for sale investment aggregating $649,046. Prior to 1999, the Company had no elements of other comprehensive income or loss.

     With respect to SFAS 131, the Company operates in one reportable segment: unified messaging service, which provides delivery of fax and voice messages via telephone and the Internet network. The Company has a U.K. subsidiary, which operated as a marketing division for nine months in 1998 and, as such, did not generate revenue for the years ended December 31, 1999 and 1998. Thus, the Company considers that thus far it has only operated in one geographic segment. As the Company operates in one segment, additional disclosure per SFAS 131 has not been presented.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefit Plans." This statement is effective for fiscal years beginning after December 15, 1997 and restatement of disclosures for earlier periods is required. The Company adopted SFAS No. 132 in 1998.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for transactions entered into after January 1, 2000. This statement requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will generally be recognized in earnings. The Company does not presently engage in hedging activities and accordingly the adoption of SFAS No. 133 will not have an impact on its results of operations and financial position.

                                JFAX.COM, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                       December 31, 1999, 1998 and 1997

(3) Furniture, Fixtures and Equipment

     Furniture, fixtures and equipment, stated at cost, at December 31, 1999 and 1998 consists of the following:

                                                                                           1999            1998
                                                                                        ----------       ---------
     Computer and related equipment...............................................      $4,381,673       2,232,397
     Furniture and equipment......................................................          47,779          39,729
     Capital leases--computer and related equipment...............................         529,926         279,859
     Leasehold improvements.......................................................         235,118         116,661
                                                                                        ----------       ---------
                                                                                         5,194,496       2,668,646
     Less accumulated depreciation and amortization...............................      (1,850,421)       (891,000)
                                                                                        ----------       ---------
                                                                                        $3,344,075       1,777,646
                                                                                        ==========       =========

     Included in accumulated amortization at December 31, 1999 and 1998 is $209,865 and $58,791, respectively, related to capital leases.

(4) Redeemable Securities and Stockholders' Equity (Deficiency)

(a) Private Placement Offering

     In June 1998, the Company completed a private placement offering of Senior Subordinated Notes (Notes), Common Stock (Common Shares), and Series A Usable Redeemable Preferred Stock (Preferred Shares) with 3,125,000 detachable warrants (Warrants) for proceeds aggregating $15,000,000 before offering expenses. The private placement offering consisted of the following components:

Notes and Common Shares

     $10,000,000 principal amount of Notes (see note 9) together with 2,101,971 Common Shares were issued for combined proceeds of $10,000,000.

     The Notes bore interest at 10% per annum of the principal amount and were due on June 30, 2004. As allowed under the terms of the note, the Company issued additional interest notes together with a proportionate number of additional Shares in lieu of interest payments for the period July through December 1998. As of December 31, 1998, the Company had issued interest notes aggregating $512,500, and as of December 31, 1999 and 1998, had issued 105,727 shares at a value of $251,999.

     The Notes and Shares were recorded at their fair values at the date of issuance of $4,955,269 and $5,044,731, respectively. The discount attributable to the Notes was being amortized to interest expense until redemption occurred, over the term of the Notes using the interest method.

     The Common Shares issued in this transaction including shares issued in connection with interest notes are subject to certain put rights by the holders at $3.20 per share upon a change of control on or before July 1, 2003. An additional fair market value put feature was eliminated upon the company's IPO in July 1999. Accordingly, the Common Shares issued in the transaction are shown as redeemable securities in the accompanying 1999 and 1998 consolidated balance sheets. The Company records to the redemption amount through a charge to additional paid-in capital.

     On July, 30, 1999 the company redeemed all of the notes. Such redemption aggregated $10,591,000 which included the $10,000,000 principal amount, $511,000 in additional interest notes, and $85,000 in accrued interest. In connection with this redemption, the company recognized an extraordinary item loss of $4,428,000.

                                JFAX.COM, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                       December 31, 1999, 1998 and 1997

Preferred Shares and Warrants

     The Company issued $5,000,000 in stated value of Preferred Shares consisting of 5,000 shares together with 3,125,000 Warrants to acquire a like number of shares of the Company's common stock, for an exercise price of $2.40 per share, for a combined purchase price of $5,000,000.

     The Preferred Shares were entitled to cumulative dividends at 15% per annum based on the stated value and accrued and unpaid dividends. Until and including the dividend payment date falling on June 30, 2005, the Company had the option of accruing dividends or paying in cash.

     From date of issuance through August 1999 the company accreted to the mandatory redemption amount through a charge to additional paid-in capital using the straight line method.

     In August 1999, the company redeemed all of the outstanding preferred shares. Such amount aggregated $6,818,000 and included premiums of $878,000 (115% of stated value plus cumulative unpaid dividends) and accrued dividends of $940,000.

     The Warrants and/or warrant shares (if converted to common stock) were subject to certain put rights by the holders, upon a change of control. The warrants were exercisable by the holders at $2.40 per share at any time until June 30, 2005 and may be "put" to the Company upon a change in control. Until December 31, 1998 these warrants could also have been "put" to the Company at fair market value in the event the Company had not completed a public offering of its stock by July 2003.

     The Warrants were recorded at their estimated fair value of $1,145,000 as of the date of issuance, as determined using a Black-Scholes model, and as of December 31, 1998 were reflected outside of stockholders' equity as a reduction of the proceeds received from the issuance of Preferred Shares in the accompanying consolidated balance sheets. The increase in fair value of these put rights above the initially determined amount of $.36 per warrant was expensed by the Company in its Statements of Operations for the year ended December 31, 1998 and aggregated $5,255,669.

     Effective January 1, 1999, holders of a majority of the put warrants included in the accompanying December 31, 1998 consolidated balance sheet agreed to eliminate the fair market value put feature of these warrants for nominal consideration. As a result of the elimination of the put feature, the Company reclassified the put warrant liability of $6,318,000 to additional paid in capital in 1999.

     In connection with the placement of Notes, Warrants and Preferred and Common Shares, an additional 268,750 warrants were issued to the placement agent. Such warrants carry the same exercise price and put features as those issued in connection with the preferred shares.

     Fees and expenses related to the offering aggregated $1,084,564 which were allocated based on the relative fair value of the instruments as follows:

     Notes................      $  358,288
     Common Shares........         364,755
     Preferred Shares.....         278,852
     Warrants.............          82,669
                                ----------
                                $1,084,564
                                ==========

                                JFAX.COM, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                       December 31, 1999, 1998 and 1997

     Capitalized offering fees and expenses allocated to the Notes and Warrants are being amortized to interest expense; offering costs attributable to Common Shares and Preferred Shares were recorded as a reduction of the proceeds received at the date of issuance.

     In addition, warrants to purchase 29,166 common shares at $2.40 per share were issued in connection with issuance of long-term notes to a financial institution and warrants to purchase 250,000 common shares at $2.40 per share were issued to America Online (see note 6).

(b) Notes Receivable from Stockholders

     Notes receivable from stockholders were issued in connection with sales of common stock and consist of the following at December 31, 1999 and 1998:

                                                                                             1999         1998
                                                                                           ---------    --------
Loan receivable secured by 2,925,000 shares of the Company's common stock held by the stockholder; interest accrues at 6.32% and is payable monthly, due in
   March 2004. This amount will be repaid in services rendered by the
   stockholder ratably over five years.................................................     $2,030,619    2,250,000
Loan receivable secured by 220,000 shares of the Company's common stock held by the stockholder; interest accrues at 6.32% with all principal and accrued interest
   due in March 2001....................................................................       100,000      100,000
Loan receivable secured by 150,000 shares of the Company's common stock held by the stockholder; interest accrues at 8.00% and is payable monthly, due in
   September 1999. This note is expected to be repaid in the second quarter of fiscal
   2000 ................................................................................        50,000       50,000
Loan receivable secured by 41,250 shares of the Company's common stock held by the stockholder; interest accrues at 4.25% and is payable monthly, due in October
   2001.................................................................................        99,000       99,000
                                                                                            ----------    ---------
                                                                                            $2,279,619    2,499,000
                                                                                            ==========    =========

(5) Amounts Due to Related Parties, Principally Stockholders

     As of December 31, 1999 and 1998, there were $95,151 and $128,578, respectively of amounts due from related parties. Such amounts represent salary advances.

     As of December 31, 1999, the Company is involved in a consulting arrangement with a related party, pursuant to which the Company pays $275,000 per year, for services provided by the related party. For 1998, this consulting arrangement paid $200,000 per year.

     During 1999, 1998, and 1997, Orchard Capital, Orchard Telecom and CIM (all related parties) incurred approximately $320,000, $336,000, and $312,000, respectively, in expenses (consisting of rent, telecommunications expenses, routine office expenses and shared personnel expenses) on the Company's behalf which were repaid in full. During 1998, the Company also reimbursed the related party for expenses incurred on the Company's behalf of approximately $19,000 per month relating to a subleasing arrangement with CIM Group, LLC for office space to house our headquarters in Los Angeles, California.

                                JFAX.COM, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                       December 31, 1999, 1998 and 1997

     During 1999 and 1998, the Company incurred approximately $210,000 and $117,000 in expenses (consisting of telecommunications, shared personnel and routine office expenses) on behalf of the same related parties and MAI Systems Corporation, also a related party. As of December 31, 1999 and 1998 amounts due from these related parties were approximately $80,000 and $117,000, respectively. During 1997, the Company did not incur any expenses on behalf of these entities.

     In January 1998, the Company received bridge financing from a related party. The borrowings were repaid in full in May 1998 with proceeds received from a capital stock rights offering. Interest expense related to the borrowings aggregated $57,725.

     In connection with the private placement offering in June 1998, certain related parties were directly associated with the investor groups that provided the funding to the Company.

(6) Agreements with OnLine Service Providers

     (a)  America Online

     In October 1997, the Company entered into an interactive marketing relationship with AOL. In connection with this agreement, the Company issued warrants to purchase 250,000 common shares at $2.40 per share. The fair value of the warrants as of the date of issuance was de minimis. Under the agreement, the Company pays amounts to AOL based on advertising placed on the AOL site. During 1999 and 1998, the Company incurred $80,000 and $1,250,000, respectively, in advertising expense for advertising activity placed on the site. Such amount is included in sales and marketing expense in the accompanying consolidated statement of operations.

     As of December 31, 1999 and 1998, the Company had $920,000 and $1,000,000 respectively, in prepaid advertising costs included in the accompanying consolidated balance sheets. The current agreement stipulates that AOL will provide the Company with $920,000 in value of impressions on the AOL site which were previously prepaid by the Company. During 1999, the company expected to fully amortize the remaining $1,000,000 balance as of December 31, 1998, however, due to delays by AOL in completing certain functionality adjustments required for a proper integration in AOL's browser, only $80,000 of the $1,000,000 was consumed in fiscal 1999. Under an amendment to the agreement with AOL in January 2000, the required functionality changes are expected to be completed during the second quarter of fiscal 2000. Based on the AOL timetable, the company expects to amortize the remaining $920,000 during quarters two and three of fiscal 2000.

     The prepaid expense is allocated evenly between impressions on AOL's Email, Netmail and various service banners throughout the site. As the impressions are utilized, the Company expenses the associated value of these impressions in the period incurred at a predetermined value per impression.

     (b)  CompuServe and Yahoo

     The Company is the exclusive unified messaging provider for CompuServe and Yahoo Mail under an interactive marketing agreement and an advertising and promotion agreement, respectively. These agreements provide for the Company to make certain fixed and revenue share payments based on advertising amounts placed on the respective sites and customers acquired.

     Specific terms of the CompuServe agreement are as follows:

     From June 1997 through June 1998, the Company's agreement with CompuServe provided for the payment of a per- sign-up commission or bounty to CompuServe for each subscriber who was directed to the JFAX.COM website via the CompuServe web site. This agreement was modified in June 1998. The modified agreement required fixed, guaranteed quarterly payments and further provided for commission payments, based on customer revenues, to the extent such revenues exceeded the amount targeted.

                                JFAX.COM, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                       December 31, 1999, 1998 and 1997

          Effective February 1, 1999, the agreement was again modified. The current agreement calls for fixed, guaranteed quarterly payments through January 31, 2000, as well as a per-sign-up commission or bounty for each subscriber in excess of a targeted number of sign-ups. CompuServe agrees to produce a certain number of subscribers each quarter and cumulatively over the course of the contract. In the event that results are below target, CompuServe will provide additional advertising to compensate for the shortfall.

     Specific terms of the Yahoo agreement are as follows:

          The Company's original agreement with Yahoo was in effect from June 1, 1998 through December 1, 1998. The original agreement required fixed, guaranteed monthly payments, together with commission payments, based on customer revenues, to the extent such revenues exceeded targeted revenues. The agreement was amended effective December 1, 1998 and provided for fixed, guaranteed monthly payments through May 31, 1999 (later extended through June 30, 1999), as well as a per-sign-up bounty for each subscriber (in excess of a targeted number of sign-ups) who signed up in response to e-mail solicitations, as well as a commission payment based on the customer revenue received from all other subscribers.

          On July 1, 1999, the Company entered into a new advertising and promotion agreement with Yahoo. The new agreement calls for fixed, guaranteed quarterly payments. The agreement does not require any commission payments based on customer sign-ups. The agreement expires on December 31, 2000.

          The fixed guaranteed periodic payments are expensed as advertising services are provided and are reflected in sales and marketing expense. Additional sign-up bounty fees and commissions are expensed at the time of customer subscription and recording of customer revenue.

          Amounts expensed under agreements with all on line service providers are included in sales and marketing expense. For the years ended December 31, 1999, 1998, and 1997, total amounts expensed were $2,220,320,
     $2,959,313, and $7,888 respectively. Future annual fixed payments associated with all arrangements with on line service providers for future services aggregate $3,156,278 and $658,375 for the years 2000 and 2001, respectively.

     (c)  Infobeat

     In July 1999 the company entered into a two year marketing agreement with Infobeat LLC ("Infobeat") a wholly owned subsidiary of Sony Music Entertainment Inc. ("Sony"). The agreement provides for Infobeat to incorporate a certain number of JFAX ad impressions, as defined, in the Infobeat e-mail service over the term of the contract and to guarantee a certain number of customer sign-ups. In consideration for the services provided by Infobeat, the company made a one year advance payment of $997,500. Subject to termination rights by both parties, the agreement stipulates additional fixed quarterly payments in year two. Concurrent with the company's payment to Infobeat, the agreement provided for Sony to purchase an equal amount of the company's common stock at the July 23, 1999 IPO date. Such shares are subject to certain lockout provisions during the first twelve months of the agreement.

     Additionally, both Infobeat and the Company have termination options at various dates during the contract. One of the early buyout provisions allows Infobeat to buy out its customer sign-up guarantees by returning to the Company, JFAX.com shares owned by Sony valued at the IPO price. As a result of such a put feature associated with the shares, the Company classified the $997,500 of common stock held by Sony outside of stockholders equity in the accompanying December 31, 1999 balance sheet.

                                JFAX.COM, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                       December 31, 1999, 1998 and 1997

(7) Income Taxes

     The income tax provision for all years presented is comprised of minimum state tax expense.

     Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The significant components of deferred income taxes are as follows:

                                                                                                December 31,
                                                                                        --------------------------
                                                                                           1999            1998
                                                                                        -----------   ------------
     Deferred tax assets:
          Net operating loss carryforwards..........................................    $13,846,020     $6,863,361
          Accrued expenses..........................................................    $    70,194        127,350
                                                                                        -----------     ----------
                                                                                        $13,916,214      6,990,711
          Less valuation allowance..................................................    (13,916,214)    (6,990,711)
                                                                                        -----------     ----------
          Net deferred assets.......................................................    $       --              --
                                                                                        ===========     ==========

     The Company has recorded a valuation allowance in the amount set forth above for certain deductible temporary differences and net operating loss carryforwards where it is not more likely than not the Company will receive future tax benefits. The net change in the valuation allowance for the years ended 1999, 1998 and 1997 was $6,925,503, $4,830,814 and $1,867,070,
respectively.

     As of December 31, 1999, the Company has Federal and state net operating losses (NOL) carryforwards of approximately $34,615,000. These NOL carryforwards will expire through year 2020 for Federal NOLs and 2004 for state NOLs.

     The Tax Reform Act of 1986 imposed substantial restrictions on the utilization of net operating losses in the event of an "ownership change" of a corporation. Accordingly, the Company's ability to utilize net operating losses may be limited as a result of such an "ownership change," as defined in the Internal Revenue Code.

     Income tax expense differs from the amount computed by applying the Federal corporate income tax rate of 34% to loss before income taxes as follows (in percentages):

                                                                                    Year ended December 31,
                                                                                --------------------------------
                                                                                 1999          1998         1997
                                                                                ------        -----        -----
     Statutory tax rate................................................          (34.0)%      (34.0)%      (34.0)%
     Change in valuation allowance.....................................           39.7         41.0         40.0
     State income taxes, net...........................................           (6.0)        (5.9)        (5.7)
     Other.............................................................             .3          (.1)         (.2)
                                                                                 -----        -----        -----
          Effective tax rate...........................................            0.0%         0.1%         0.1%
                                                                                 =====        =====        =====

                                JFAX.COM, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                       December 31, 1999, 1998 and 1997

(8)  Stock Option Plan

     In November 1997, the Board of Directors adopted the JFAX Communications, Inc. 1997 Stock Option Plan (the 1997 Plan). Under the 1997 Plan, 4,375,000 authorized shares of common stock are reserved for issuance of options. An additional 840,000 shares were authorized for issuance of options outside the 1997 Plan. In January, 1997 840,000 options were issued to Michael P. Schulhof, then a consultant and currently a director, for services to be provided to the Company under a consulting contract. 420,000 of these options were immediately exercisable at an exercise price of $0.70; the remaining 420,000 options vested over a two year period from the date of grant at an exercise price of $1.80. The Company recorded $120,000 in compensation expense during 1997 relating to these options as services were provided under the consulting contract. These options are treated by the Company as warrants. Options under the 1997 Plan may be granted at exercise prices determined by the Board of Directors, provided that the exercise prices shall not be less than the fair market value of the Company's common stock on the date of grant for incentive stock options and not less than 85% of the fair market value of the Company's common stock on the date of grant for nonstatutory stock options. At December 31, 1999 and 1998, 690,417 and 340,690 options were exercisable under the 1997 Plan, at a weighted average exercise price of $1.39. At December 31, 1999 and 1998, 840,000 options were exercisable outside of the 1997 Plan at a weighted average exercise price of $1.26. Stock options generally expire after 10 years and vest over a three-year period. In connection with the grant of 762,000 and 846,875 options during 1999 and 1998, the Company recorded $1,323,476 and $573,750, respectively, of deferred compensation cost as these options were granted at exercise prices below the respective market values at the dates of grant. The deferred compensation cost is amortized to expense over the three year vesting period of such options using the straight line method.

     At December 31, 1999, there were 878,422 additional shares available for grant under the 1997 Plan and no additional shares available for grant outside of the 1997 Plan. The per share weighted-average fair value of stock options granted during 1999, 1997, and 1998 was $2.98, $0.22, and $1.11, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 5.5%, 4.6%, and 6.5% for 1999, 1998 and 1997, respectively, volatility rate of 50% for 1999, and an expected life of 5 years.

     The Company applies APB Opinion No. 25 in accounting for its stock option plan and, accordingly, no compensation cost using the intrinsic value method has been recognized for its stock option grants to employees and members of the Board of Directors in their Board capacities in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss attributable to common shareholders for fiscal 1999, 1998 and 1997 would have been increased to the pro forma amounts indicated below:

                                                                             1999           1998            1997
                                                                          -----------    -----------     ----------
     Net loss attributable to common stockholders
          As reported..................................................   $19,010,974    $17,727,556     $4,783,421
          Pro forma....................................................    20,686,600     17,896,556      4,868,421
     Basic loss per common share.......................................
          As reported..................................................          0.68           0.80           0.30
          Pro forma....................................................          0.74           0.81           0.30
     Diluted loss per common share.....................................
          As reported..................................................          0.68           0.80           0.30
          Pro forma....................................................          0.74           0.81           0.30

                                JFAX.COM, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                       December 31, 1999, 1998 and 1997

     The following is a summary of stock option activity:

                                                                                                         Weighted-
                                                                                                         ---------
                                                                                                          average
                                                                                                          -------
                                                                                         Number of        exercise
                                                                                         ---------        --------
                                                                                          shares           price
                                                                                           -----           -----
     Options outstanding at December 31, 1996.......................................             --              --
          Granted...................................................................      2,291,250            0.82
          Exercised.................................................................       (370,000)           0.01
                                                                                          ---------
     Options outstanding at December 31, 1997.......................................      1,921,250            0.99
          Granted...................................................................        890,625            2.34
          Exercised.................................................................       (123,746)           0.31
          Canceled..................................................................       (277,228)           0.80
                                                                                          ---------
     Options outstanding at December 31, 1998.......................................      2,410,901            1.53
          Granted...................................................................      1,516,500            6.14
          Exercised.................................................................        (42,208)            .96
          Cancelled.................................................................        (99,943)           2.60
                                                                                          ---------       ---------
     Options outstanding at December 31, 1999.......................................      3,785,250            3.37
                                                                                          =========       =========

     At December 31, 1999, the exercise prices of options ranged from $.70 to $8.00 with a weighted-average remaining contractual life of 8.5 years.

                                                          Options outstanding             Options exercisable
                                                     ----------------------------       -----------------------
                                                               Weighted
                                                               --------
                                             Number             average      Weighted-       Number        Weighted
                                             ------             -------      ---------       ------        --------
                                           outstanding         remaining      average      exercisable      average
                                           -----------         ---------      -------      -----------      -------
                                          December 31,        contractual     exercise    December 31,     exercise
                                          ------------        -----------     --------    ------------     --------
        Range of exercise prices              1999               life          price          1999           price
        ------------------------              ----               ----          -----          ----           -----
$ 0.70-.80...............................      1,062,500            7.2        $ 0.76        848,333         $ 0.75
$1.60-2.40...............................      1,206,250            8.1        $ 2.16        682,084         $ 2.01
$4.28....................................        754,500           10.0        $ 4.28             --         $   --
$8.00....................................        762,000            9.6        $ 8.00             --         $   --
                                               ---------        -------        ------      ---------         ------
                                               3,785,250            8.5        $ 3.37      1,530,417         $ 1.32
                                               =========        =======        ======      =========         ======

     At December 31, 1999, 1998, 1997, 1,530,417, 1,180,690, and 434,705,
options, respectively, were exercisable.

                                JFAX.COM, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                       December 31, 1999, 1998 and 1997

(9)  Long Term Debt

     Long term debt consists of the following:

                                                                                          December 31,    December 31,
                                                                                          ------------    ------------
                                                                                               1999           1998
                                                                                               ----           ----
Loan payable secured by certain computer equipment bearing interest at 15%.
   Monthly principal and interest payments of $26,086 from April 21, 1998 to
   April 2001..........................................................................     $  421,247      716,155
Loan payable secured by certain computer equipment bearing interest at 15%.
   Monthly principal and interest payments of $5,879 from December 22, 1998 to
   January 1, 2001.....................................................................        130,114      192,580
Loan payable secured by certain computer equipment bearing interest at rates ranging from 17.17% to 17.74%. Monthly principal and interest payments range
   from $2,867 to $31,077 from June 30, 1999 to December 28, 2000......................        676,974           --
Unsecured Loan bearing interest at 5.92%. Monthly principal and interest payments
   are $65,746 through January 22, 2002................................................      1,548,672           --
Senior Subordinated Notes with aggregate principal value of $10,000,000 bearing interest at 10% per annum of principal amount, with maturity date of June 30,
   2004, less unamortized debt discount of $4,624,337 and debt issuance costs of
   $329,656 at December 31, 1998. The Company also satisfied accrued interest of
   $499,664 as of July 1,1998 through the issuance of additional notes payable;
   repaid in 1999......................................................................             --    5,545,671
                                                                                            ----------    ---------
                                                                                             2,777,007    6,454,406

Less current installments of long term debt............................................     (1,239,650)    (317,402)
                                                                                            ----------    ---------
Long term debt, excluding current installments.........................................     $1,537,357    6,137,004
                                                                                            ==========    =========

      At December 31, 1999, annual maturities of long-term debt are as follows:

            2000 ..................................................................    $1,239,650
            2001 ..................................................................     1,222,783
            2002 ..................................................................       314,574
                                                                                       ----------
                                                                                       $2,777,007
                                                                                       ==========

(10) Employee Benefit Plan

     The Company has a 401(k) savings plan covering substantially all of its employees. Eligible employees may contribute through payroll deductions. The Company matches employees' contributions at the discretion of the Company's Board of Directors. To date, the Company has not matched employee contributions to the 401(k) savings plan.

                                JFAX.COM, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                       December 31, 1999, 1998 and 1997

(11) Commitments and Contingencies

(a)  Leases

     The Company leases certain facilities and equipment under noncancelable capital and operating leases which expire at various dates through 2010. The Company sub-leases its corporate facilities to a related party. The sub-lease expires 2010 and requires monthly payments of $12,682 plus a pro rata share of common expenses.

     Future minimum lease payments at December 31, 1999, under agreements classified as capital and operating leases with noncancelable terms in excess of one year, are as follows:

                                                                                          Capital      Operating
                                                                                          -------      ---------
                                                                                          leases        leases
                                                                                          ------        ------
     Fiscal year:
          2000 ...................................................................          $206,552         440,222
          2001 ...................................................................           138,216         433,159
          2002 ...................................................................            66,461         433,159
          2003 ...................................................................                --         513,974
          2004 ...................................................................                --         513,974
          Thereafter..............................................................                --       2,610,280
                                                                                       -------------      ----------
               Total minimum lease payments.......................................           411,229       4,944,768
                                                                                                          ==========
     Amounts representing interest................................................           (49,378)
                                                                                       -------------
          Present value of net minimum lease payments.............................           361,851
     Less current maturities......................................................           176,089
                                                                                       -------------
          Long-term maturities....................................................          $185,762
                                                                                       =============

     Rental expense for the years ended December 31, 1999, 1998, and 1997 was $295,431, $346,515, and $224,289, respectively.

                                JFAX.COM, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                       December 31, 1999, 1998 and 1997

(12) Loss Per Share

     As discussed in note 1, the Company adopted SFAS No. 128 for all periods presented. The following table illustrates the computation of basic and diluted loss per common share under the provisions of SFAS No. 128:

                                                                             Year ended December 31
                                                                    -----------------------------------------
                                                                        1999           1998          1997
                                                                    ------------    ------------   ----------
     Numerator--numerator for basic and diluted loss per
       common share:
          Net loss..............................................    $(17,439,103)   (17,233,033)   (4,783,421)
          Premium on Preferred Stock Redemption.................        (877,721)            --            --
          Dividends on Preferred Stock..........................        (553,064)      (386,915)           --
          Accretion to Preferred Stock redemption...............        (141,086)      (107,608)           --
                                                                    ------------    -----------    ----------
     Numerator for basic and diluted loss per common share......    $(19,010,974)   (17,727,556)   (4,783,421)
                                                                    ============    ===========    ==========
     Denominator:
     Denominator for basic loss per common share--weighted
        average number of common shares outstanding during
        the period .............................................      28,098,994     22,181,960    15,738,334
                                                                    ------------    -----------    ----------
     Denominator for diluted loss per common share..............      28,098,994     22,181,960    15,738,334
                                                                    ============    ===========    ==========
     Basic loss per common share................................    $       (.68)         (0.80)        (0.30)
     Diluted loss per common share..............................    $       (.68)         (0.80)        (0.30)
                                                                    ============    ===========    ==========

     The computation of diluted loss per share for the year ended December 31, 1999 excludes the effects of incremental common shares attributable to the assumed exercise of 7,458,166 outstanding common stock options and warrants because their effect would be antidilutive (see notes 4 and 8). Redeemable common shares outstanding have been included in the computation of both basic and diluted loss per share.

(13) Litigation

     On October 28, 1999, AudioFAX IP LLC filed a lawsuit against the Company in the United States District Court for the Northern District of Georgia asserting the ownership of certain United States and Canadian patents and claiming that the Company is infringing these patents as a result of the Company's sale of enhanced facsimile products. The suit requests unspecified damages, treble damages due to willful infringement, and preliminary and permanent injunctive relief. The Company filed an answer to the complaint on December 2, 1999. The Company has reviewed the AudioFAX patents with our business and technical personnel and outside patent counsel and has concluded that it does not infringe these patents. As a result, the Company is confident of its position in this matter and is vigorously defending the suit. However, the outcome of complex litigation is uncertain and cannot be predicted with certainty at this time. Any unanticipated adverse result could have a material adverse effect on the Company's liquidity, financial condition, and results of operations.

                                JFAX.COM, INC.
                                AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                       December 31, 1999, 1998 and 1997

(14) Subsequent Events

   SureTalk.Com, Inc.

     On January 26, 2000, the company acquired all of the outstanding stock of SureTalk.Com, Inc. for $9.3 million in common stock. SureTalk.Com, Inc. was a closely held Internet-based faxing, messaging and communications company based in Carlsbad, California. The acquisition will be accounted for as a purchase transaction with substantially all of the purchase price allocated to goodwill and other purchased intangibles which will be amortized over 2 to 3 years.

   TimeShift, Inc. (Unaudited)

     On March 6, 2000 the Company acquired substantially all of the assets of TimeShift, Inc. for common stock. TimeShift is a closely held internet technology company based in San Francisco, California.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
SureTalk.com, Inc. (formerly known as Fax4Free.com, Inc.):

         We have audited the accompanying balance sheet of SureTalk.com, Inc. (formerly known as Fax4Free.com, Inc.) as of December 31, 1999 and the related statements of operations, shareholders' equity (deficiency) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SureTalk.com, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Los Angeles, CA

March 15, 2000

           SURETALK.COM, INC. (FORMERLY KNOWN AS FAX4FREE.COM, INC.)

                                 BALANCE SHEET

                               December 31, 1999


                     Assets
Current assets:
    Cash and cash equivalents                                              $    31,671
    Other current assets                                                       119,578
                                                                           -----------
                Total current assets                                           151,249
Capitalized software costs                                                   2,750,000
Net property and equipment, at cost                                            302,173
                                                                           -----------
                                                                           $ 3,203,422
                                                                           ===========

                   Liabilities and Stockholders' Deficiency

Note payable to shareholder                                                $ 1,700,000
Accounts payable                                                               498,264
Accrued expenses                                                               304,921
Notes payable to officers                                                      335,428
                                                                           -----------
                Total current liabilities                                    2,838,613
Long term portion of note payable to shareholder                             1,000,000
                                                                           -----------
Shareholders' deficiency:
    Series A preferred stock, $0.01 par value.  Authorized 2,660,000            26,600
       shares; issued and outstanding 2,660,000 shares (liquidation preference of $505,400)
    Series B preferred stock, $0.01 par value.  Authorized 3,000,000            29,979
       shares; issued and outstanding 2,997,876 shares (liquidation preference of $1,468,959)
    Common stock, $0.001 par value.  Authorized 30,000,000 shares;               9,771
       issued and outstanding 9,771,314 shares
    Additional paid in capital                                               3,325,515
    Note receivable from stockholder                                           (92,100)
    Accumulated deficit                                                     (3,934,956)
                                                                           -----------
                Net stockholders' deficiency                                  (635,191)
                                                                           -----------
                                                                           $ 3,203,422
                                                                           ===========

                See accompanying notes to financial statements

           SURETALK.COM, INC. (FORMERLY KNOWN AS FAX4FREE.COM, INC.)

                            STATEMENT OF OPERATIONS

                         Year ended December 31, 1999

Revenues                                        $   158,603

Cost of revenue                                     214,035
                                                -----------
                 Gross profit (loss)                (55,432)
                                                -----------
Operating expenses:
     Selling, general and administrative          3,077,732
     Research and development                       458,482
                                                -----------
                 Total operating expenses         3,536,214
                                                -----------
                 Operating loss                  (3,591,646)
Interest expense, net                                97,585
                                                -----------
                 Loss before income taxes        (3,689,231)
Income taxes                                            800
                                                -----------
                 Net loss                       $(3,690,031)
                                                ===========

                See accompanying notes to financial statements

           SURETALK.COM, INC. (FORMERLY KNOWN AS FAX4FREE.COM, INC.)

                STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                         Year ended December 31, 1999

                                                               Series A                 Series B
                                                           preferred stock           preferred stock           Common stock
                                                      -----------------------    -----------------------   ---------------------
                                                       Shares       Amount       Shares       Amount        Shares       Amount
                                                      ---------   -----------   ---------   ------------   ---------   ---------
Balance, December 31, 1998                                   --            --          --             --   8,962,000       8,962

Issuance of stock options below fair market value            --            --          --             --          --          --
Issuance of common stock for services                        --            --          --             --     253,000         253
Issuance of common stock for cash                            --            --          --             --     471,314         471
Exercise of options                                          --            --          --             --      85,000          85
Issuance of Series A preferred stock for cash         2,660,000        26,600          --             --          --          --
Issuance of Series B preferred stock for services            --            --      99,214            992          --          --
Issuance of Series B preferred stock for cash                --            --   2,898,662         28,987          --          --
ProtoDyne net equity                                         --            --          --             --          --          --
Note receivable for issuance of common stock                 --            --          --             --          --          --
Net loss                                                     --            --          --             --          --          --
                                                      ---------   -----------   ---------   ------------   ---------   ---------
Balance, December 31, 1999                            2,660,000   $    26,600   2,997,876   $     29,979   9,771,314   $   9,771
                                                      =========   ===========   =========   ============   =========   =========
                                                                                                                    Net
                                                        Note receivable                      Accumulated        shareholders'
                                                        from Stockholder          APIC          deficit      equity (deficiency)
                                                        ----------------        ----------     ----------      ------------------
Balance, December 31, 1998                                      --                595,788       (268,208)          336,542

Issuance of stock options below fair market value               --                640,566             --           640,566
Issuance of common stock for services                           --                 57,897             --            58,150
Issuance of common stock for cash                               --                 89,079             --            89,550
Exercise of options                                             --                 16,065             --            16,150
Issuance of Series A preferred stock for cash                   --                473,400             --           500,000
Issuance of Series B preferred stock for services               --                 90,347             --            91,339
Issuance of Series B preferred stock for cash                   --              1,362,373             --         1,391,360
ProtoDyne net equity                                            --                     --          23,283           23,283
Note receivable for issuance of common stock               (92,000)                    --              --          (92,100)
Net loss                                                        --                     --      (3,690,031)      (3,690,031)
                                                        ----------              ----------     ----------    -------------
Balance, December 31, 1999                                 (92,100)              3,325,515     (3,934,956)        (635,191)
                                                        ==========              ==========     ==========    =============

                See accompanying notes to financial statements.

          SURETALK.COM, INC. (FORMERLY KNOWN AS FAX4FREE.COM, INC.)

                            STATEMENT OF CASH FLOWS

                         Year ended December 31, 1999

Cash flows from operating activities:
     Net loss                                                 $(3,690,031)
     Adjustments to reconcile net loss to net cash
        used in operating activities:
           Depreciation and amortization                          298,817
           Stock based compensation expense                       788,810
           Changes in assets and liabilities:
              Prepaid expenses and other current
                 assets                                          (109,621)
              Accounts payable and accrued expenses             1,046,929
                                                              -----------
                    Net cash used in operating activities      (1,665,096)
                                                              -----------
Cash used in investing activities:
     Purchase of technology                                      (100,000)
     Purchase of property and equipment                          (286,819)
                                                              -----------
                    Net cash used in investing activities        (386,819)
                                                              -----------
Cash flows from financing activities:
     Proceeds from issuance of common stock                       105,700
     Proceeds from issuance of preferred stock                  1,891,360
     Issuance of note to officer                                  (92,100)
     Payment on note payable                                     (200,000)
                                                              -----------
                    Net cash provided by financing
                       activities                               1,704,960
                                                              -----------
                    Net decrease in cash and cash
                       equivalents                               (346,955)

Cash and cash equivalents at beginning of period                  378,626
                                                              -----------
Cash and cash equivalents at end of period                    $    31,671
                                                              ===========

Supplemental disclosure of cash flow information --
     cash paid during the period for:
                    Income taxes                              $       800
                    Interest                                          --
                                                              ===========
Supplemental disclosure of noncash investing and
financing activity:
     During 1999, the Company acquired certain software
        technologies totaling $3,000,000 in exchange for
        a $2,900,000 note payable and cash of $100,000.

               See accompanying notes to financial statements.

           SURETALK.COM, INC. (FORMERLY KNOWN AS FAX4FREE.COM, INC.)

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1999

(1) Summary of Significant Accounting Policies

(a)  Organization

SureTalk.com, Inc. (the Company) was incorporated on August 14, 1998 under the laws of the state of Colorado. In April 1999, the Company was reincorporated under the laws of the state of Delaware. In December 1999, the Company name was changed from Fax4Free.com, Inc. to SureTalk.com, Inc. The Company offers a variety of free and fee-based communications services including Internet-based fax sending and receiving, and voice mail to consumers, businesses and qualifying non- profit organizations.

(b)  Depreciation and Amortization

Depreciation and amortization of property and equipment is provided using the straight-line method based on the estimated useful lives, generally ranging from to one to three years.

(c)  Capitalized Software Costs

All research and development costs are expensed as incurred. Purchased technology is capitalized at cost and amortized over the estimated economic life of the asset, which is five years.

(d)  Revenue Recognition

Revenue is recognized at the time services are rendered or otherwise earned.

(e)  Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f)  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company accounts for long-lived assets (intangible assets and property and equipment) under the provisions of Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." The statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

(g)  Stock-Based Compensation

The Company has adopted Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to apply the provisions of APB Opinion No. 25 and provide pro forma net income disclosures for employee stock option grants made in future years as if the fair-value-based method defined in SFAS No. 123 had been applied.

           SURETALK.COM, INC. (FORMERLY KNOWN AS FAX4FREE.COM, INC.)

                               December 31, 1999

The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123 (note 6).

(h)  Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(i)  Comprehensive Income

Statement of Financial Accounting Standards ("SFAS") NO. 130, "Reporting Comprehensive Income" is effective for fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement display with the same prominence as other financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS No. 130 for the financial statements for the fiscal year ended December 31, 1999.

(2) Property and Equipment

Property and equipment is stated at cost and is summarized as follows:


        Computers and equipment                    $  332,508
        Office furniture                               13,041
        Leasehold Improvements                          5,441
                                                   ----------
                                                      350,990

        Less accumulated depreciation and
         amortization                                 (48,817)
                                                   ----------
                                                   $  302,173
                                                   ==========


(3) Capitalized Software Costs

Capitalized software costs relate to an acquisition of software from ProtoDyne, Inc. (a related party) completed in July 1999. Mark Schwartz, a co-founder and principal shareholder of the Company, was the sole shareholder of ProtoDyne and the recipient of the purchase proceeds. The purchase price was $3,000,000 delivered to Mark Schwartz with a down payment of $100,000 and a promissory note of $2,900,000 (see note 5). The note is secured by a stock pledge agreement and guarantee. Software costs are stated at cost and are summarized as follows:


        Capitalized software costs                 $3,000,000

        Less accumulated amortization                (250,000)
                                                   ----------
                                                   $2,750,000
                                                   ==========

           SURETALK.COM, INC. (FORMERLY KNOWN AS FAX4FREE.COM, INC.)

                               December 31, 1999

(4) Income Taxes

Income taxes consist of franchise taxes for the state of California. At December 31, 1999, the Company had available net operating loss carryforwards totaling approximately $3,500,000, for Federal and state income tax purposes expiring beginning in the year 2005. Due to the uncertainty surrounding the realization of the benefits of its tax attributes, including net operating loss carryforwards in future tax returns, the Company has fully reserved its deferred tax assets as of December 31, 1999. In assessing the potential realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the Company attaining future taxable income during the periods in which those temporary differences become deductible. In addition, the utilization of net operating loss carryforwards may be limited due to restrictions imposed under applicable Federal and state tax laws due to a change in ownership that occurred subsequent to December 31, 1999 (Note 9).

(5) Related Party Transactions

In July 1999, the Company purchased all of the outstanding shares of ProtoDyne, Inc. for $3.0 million. The purchase price was paid as $100,000 in cash plus the issuance of a promissory note for $2.9 million bearing interest at 8% per annum and payable in installments over 29 months. During 1999, payments of $200,000 were made toward this note, leaving a balance of $2.7 million as of December 31, 1999. Mark Schwartz, a co-founder and principal shareholder of the Company, was the sole shareholder of ProtoDyne and the recipient of the purchase proceeds.

As of December 31, 1999 the Company had notes receivable from the sale of common stock in the amount of $92,100 and notes payable in the amount of $335,000 from officers of the Company. All such notes bear interest at rates ranging from 6% to 7% per annum and were established in the ordinary course of business. Certain payments aggregating $92,000 for the services of Barry Shore (Co-founder, Director) were made to Dynamic Marketing Group, a corporation for which Mr. Shore is the sole shareholder.

(6) Stock Options

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

On December 31, 1999, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Summary stock option activity from inception to December 31, 1999 is as follows:

           SURETALK.COM, INC. (FORMERLY KNOWN AS FAX4FREE.COM, INC.)

                               December 31, 1999

                                                        Weighted average
                                   Number of options     exercise price
                                   -----------------    ----------------


Balance at inception August 1998            --                      --
  Granted                            1,150,000              $    0.299
  Exercised                                 --                      --
  Canceled                            (400,000)                  0.813
                                     ---------              ----------
Balance at December 31, 1998           750,000              $    0.025
  Granted                            3,273,289                   0.181
  Exercised                            (85,000)                  0.190
  Canceled                             (60,000)                  0.240
                                     ---------              ----------
Balance at December 31, 1999         3,878,289              $    0.150
                                     =========              ==========


There were 1,000,000 options vested at December 31, 1999. All options are exercisable immediately, even if not vested; however, early exercised shares are subject to repurchase by the Company at the original exercise price if service terminates prior to vesting. Additionally, at December 31, 1999 there were 2,878,289 shares outstanding originally issued under stock option agreements, subject to repurchase by the Company.

In connection with the granting of stock options in 1999 below fair market value, the Company recorded compensation expense of $640,566 during the year ended December 31, 1999.

If the Company had elected to recognize compensation cost based on the fair value at the date of grant, consistent with the method as prescribed by SFAS No. 123, net loss would have changed to the pro forma amounts indicated below:

                Net loss:
                 As reported               $  3,690,031
                 Pro forma                    3,936,138
                                           ============


The fair value of options granted during 1999 was determined using a minimum value pricing model with the following assumptions: risk-free interest rate of 6.00% and an expected life of 10 years.

The following table summarizes information regarding options outstanding and options exercisable at December 31, 1999:

           SURETALK.COM, INC. (FORMERLY KNOWN AS FAX4FREE.COM, INC.)

                               December 31, 1999


                              Options outstanding
          ------------------------------------------------------------

                                                                                           Options exercisable
                                                                                   -------------------------------------
                                               Weighted
Range of exercise      Outstanding at      average remaining    Weighted average     Exercisable at     Weighted average
     prices           December 31, 1999     contractual life     exercise price    December 31, 1999     exercise price
------------------------------------------------------------------------------------------------------------------------
$          0.025           950,000                5.7               $  0.025            950,000               0.025
           0.190         2,928,289                9.6                  0.190             50,000               0.190
------------------------------------------------------------------------------------------------------------------------
$  0.025 - 0.190         3,878,289                8.7               $  0.150          1,000,000               0.033
========================================================================================================================

(7) Commitments

Lease Commitments

The Company entered into various operating leases for office space and equipment which expire through the year 2000 and total $79,840. The lease expense included in the accompanying statement of operations for the year ended December 31, 1999 was $39,920.

Employment Agreements

The Company has entered into employment agreements with two of its officers, Steven J. Hamerslag and Barry Shore, and a consultant, Mark Schwartz. These agreements provide for employment terms ranging from 1 year to 30 months and for continuation of salary, bonuses and vesting of options in the event of early termination. As of December 31, 1999, $100,000 of severance expense had been recognized in accordance with these contracts.

(8) Stockholders' Equity (Deficiency)

(a)  Capital Stock

The Company's Amended and Restated Articles of Incorporation (Articles) authorize the issuance of two classes of shares, designated common stock and preferred stock. The numbers of shares of common stock and preferred stock authorized totaled 30,000,000 and 5,660,000, shares respectively.

(b)  Common Stock

Holders of shares of common stock are entitled, subject to the senior rights of holders of preferred stock described below, to receive dividends when and as declared by the Board of Directors, to share ratably in the proceeds of any dissolution or winding up of the Company and to vote on certain matters as provided in the Articles. Shares of common stock are subject to transfer restrictions and certain rights of first refusal relating to the securities laws, the bylaws of the Company and, in certain cases, specific agreements with the Company and holders of preferred stock.

           SURETALK.COM, INC. (FORMERLY KNOWN AS FAX4FREE.COM, INC.)

                               December 31, 1999

(c)  Preferred Stock

Of the preferred stock, 2,660,000 shares have been designated Series A and 3,000,000 shares have been designated Series B. In July 1999, the Company issued and sold 2,660,000 of such shares to a single investor for total cash consideration of $500,000. Warrants to purchase 1,330,000 shares of common stock were also issued in conjunction with the sale of Series A stock. In July through September 1999, the Company issued and sold 2,997,876 shares of Series B stock to accredited investors for total cash consideration of $1,482,699.

(d)  Conversion Rights

Each share of preferred stock outstanding is convertible, at the option of the holder, into common stock at the rate of one share of common stock for each share of preferred stock, adjustable for certain dilutive events. Such conversion will occur automatically upon the closing of a registered public offering of the Company's common stock or upon the vote in favor of such conversion by a majority of the holders of Series A or Series B preferred stock then outstanding.

(e)  Dividend Rights

Holders of Series A preferred stock and Series B preferred stock are entitled to receive dividends, when and as declared by the Company's Board of Directors. Such dividends are payable in preference and priority to any dividends on common stock.

(f)  Liquidation Preference

In the event of a liquidation, dissolution or winding up of the Company, the holders of Series A and Series B preferred stock are entitled, sharing pro rata, to receive a liquidation preference of $0.19 and $0.49 per share, respectively, plus any accrued but unpaid dividends. The liquidation preferences terminate upon conversion of the preferred stock to common stock.

(g)  Voting Rights

Holders of preferred stock are generally entitled to vote together with holders of common stock on matters presented for shareholder action as if such shares were converted to common stock.

(9) Subsequent Events

In November 1999, the Company entered into a letter of intent to be acquired by JFAX.COM, Inc. (JFAX). Under the terms of the purchase agreement, all equity in the Company was to be exchanged for 1,515,545 shares of restricted common stock of JFAX valued at $6.125. This purchase transaction was completed in January 2000. Immediately prior to the closing, the balance of the $2.7 million promissory note to Mark Schwartz, along with certain additional obligations, were converted to equity. In addition, the vesting of all outstanding stock options was accelerated in accordance with the terms of the Stock Option Plan. Finally, in conjunction with the purchase transaction, Steven J. Hamerslag, the Company's CEO, entered into an employment agreement to become the CEO of JFAX.

                                 JFAX.COM INC.

             UNAUDITED PRO FORMA CONDENSED COMBINING BALANCE SHEET

                               December 31, 1999

Notes to Unaudited Pro Forma Condensed Combining Financial Statements

The accompanying unaudited pro forma condensed combining financial statements of JFAX.COM, Inc. and SureTalk.com, Inc. give retroactive effect to the acquisition which is being accounted for as a purchase and, as a result, the unaudited pro forma condensed combining balance sheet is presented as if the companies had combined as of December 31, 1999 and the unaudited pro forma combining statement of operations is presented as if the combining companies had been combined for the year then ended. These unaudited pro forma condensed combining financial statements may not be indicative of the results that actually may be obtained in the future. The unaudited pro forma condensed combining financial statements should be read in conjunction with the historical consolidated financial statements of JFAX.COM, Inc. and SureTalk.com, Inc.

                                                                       Historical
                                                            -------------------------------
                                                                                                   Proforma         Pro Forma
                                                              JFAX.COM        Suretalk.COM        Adjustments       Combined
                                                            -------------------------------------------------------------------
                        Assets
Current assets:
     Cash and cash equivalents                              $12,256,487            31,671                           12,288,158
     Short term Investments                                  23,510,623                                             23,510,623
     Accounts receivable                                        275,046                                                275,046
     Due from related parties                                    95,151                                                 95,151
     Interest receivable                                        600,569                                                600,569
     Prepaid marketing costs                                  2,725,234                                              2,725,234
     Other current assets                                       784,760           119,578                              904,338
                                                            ------------------------------------------------------------------
                                                             40,247,870           151,249                           40,399,119

Furniture, fixtures and equipment, net                        3,344,075           302,173                            3,646,248
Capitalized Software Costs                                                      2,750,000                            2,750,000
Long term Investments                                        13,558,615                                             13,558,615
Investment in Joint venture                                     417,773                                                417,773
Goodwill and other intangibles acquired                                                         (A)9,917,904         9,917,904
Other long-term assets                                        1,057,000                                              1,057,000
                                                            ------------------------------------------------------------------
                                                            $58,625,333         3,203,422          9,917,904        71,746,659
                                                            ==================================================================
            Liabilities, Redeemable Securities
          and Stockholders' Equity (Deficiency)

Current liabilities:
     Accounts payable and accrued expenses                  $ 1,781,088         1,138,613                            2,919,701
     Deferred revenue                                           438,722                                                438,722
     Current portion of capital lease obligations               176,089                                                176,089
     Current portion of long-term debt                        1,239,650                                              1,239,650
     Current portion of Note payable to shareholder                             1,700,000      (B)(1,700,000)                -
     Customer deposits                                           57,267                                                 57,267
                                                            ------------------------------------------------------------------
                                                              3,692,816         2,838,613                            4,831,429

Capital lease obligations                                       185,762                                                185,762
Long-term debt                                                1,537,357                                              1,537,357
Note payable to shareholder                                                     1,000,000      (B)(1,000,000)                -

Redeemable common stock                                       7,064,633                                              7,064,633

Common stock subject to put option                              997,500                                                997,500

Total stockholders' equity (deficiency)                      45,147,265          (635,191)      (A)9,917,904        57,129,978
                                                                                                (B)2,700,000
                                                            ------------------------------------------------------------------
                                                            $58,625,333         3,203,422          9,917,904        71,746,659
                                                            ==================================================================

Notes

(A) Purchase price of 1,515,545 shares at $6.125 (January 25,
    2000) is $9,282,713 in total consideration

        Total Consideration                                   9,282,713
        Estimated fair value of net liabilities of
         SureTalk assumed                                      (635,191)
                                                            -----------
        Total Goodwill and other intangibles acquired         9,917,904
                                                            ===========

(B) To record conversion of notes payable to shareholder to common stock in connection with purchase transaction.

                                JFAX.COM, INC.

        UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS

                         Year Ended December 31, 1999

                                                                 Historical
                                                        ------------------------------         Pro Forma         Pro Forma
                                                          JFAX.COM        SureTalk.COM         Adjustments        Combined
                                                        ---------------------------------------------------------------------
Revenue                                                 $  7,643,442            158,603                             7,802,045
Costs and expenses                                        20,800,284          3,750,249   (A)(B) 3,680,968         28,231,501
                                                        ------------        -----------   ----------------        -----------
Operating loss                                           (13,156,842)        (3,591,646)         3,680,968        (20,429,456)
                                                                                          ----------------        -----------
Other income (expense)                                       146,113            (98,385)        (C) 98,385            146,113
                                                        ------------        -----------   ----------------        -----------
Loss before extraordinary item                           (13,010,729)        (3,690,031)        (3,582,583)       (20,283,343)
Extraordinary Item-Loss on extinguishment of debt         (4,428,374)                                              (4,428,374)
                                                        ------------        -----------   ----------------        -----------
Net Loss                                                $(17,439,103)        (3,690,031)        (3,582,583)       (24,711,717)
                                                        ============        ===========   ================        ===========
Net loss attributable to common shareholders            $(19,010,974)                                             (26,288,588)
                                                        ============                                              ===========
Net loss per common share:
       Basic                                            $      (0.68)                                                   (0.89)
       Diluted                                                 (0.68)                                                   (0.89)

Weighted average common shares used in
       determining loss per share:
                   Basic and diluted                      28,098,994                                            (D)29,614,539

Notes

To adjust for goodwill and technology amortization as if the two companies had been combined as of January 1, 1999:

(A)    Total additional goodwill as reported in the combining condensed balance sheet                  $9,917,904

       Pro forma amortization period                                                                      3 years

       Pro forma goodwill amortization for 1999                                                         3,305,968

(B)    Pro forma adjustment for accelerated amortization period for capitalized software costs            375,000

                   Total pro forma amortization for 1999                                               $3,680,968

(C)    Elimination of interest expense for shareholder notes converted to common stock

(D)    Includes additional 1,515,545 shares of common stock issued to acquire SureTalk.com

                                 JFAX.COM, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)
                (Dollars in thousands, except per share amounts)

                                                         Three months ended
                                                              March 31,
                                                        ----------------------
                                                           2000        1999
                                                        ----------  ----------
Revenues............................................... $    2,865  $    1,411
Cost of revenue........................................      1,362       1,054
                                                        ----------  ----------
  Gross profit.........................................      1,503         357

Operating expenses:
  Sales and marketing..................................      2,189         708
  Research and development.............................        789         517
  General and administrative...........................      3,962       1,490
  Amortization of goodwill and other intangibles.......        661         --
                                                        ----------  ----------
    Total operating expenses...........................      7,601       2,715
                                                        ----------  ----------

Operating loss.........................................     (6,098)     (2,358)
Other income (expense), net............................        798        (426)
                                                        ----------  ----------
Net loss...............................................     (5,300)     (2,784)
Dividends and accretion on preferred stock.............        --         (258)
                                                        ----------  ----------
Net loss attributable to common stockholders........... $   (5,300) $   (3,042)
                                                        ==========  ==========
Basic and diluted net loss per common share............ $    (0.15) $    (0.13)
                                                        ==========  ==========
Weighted average shares outstanding.................... 34,687,901  24,308,111
                                                        ==========  ==========

     See accompanying notes to condensed consolidated financial statements

                                 JFAX.COM, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)
                                 (in thousands)

                                                          March 31, December 31,
                                                            2000        1999
                                                          --------- ------------
                         ASSETS
                         ------
Cash and cash equivalents................................  $20,950    $12,256
Short-term investments...................................   12,166     23,511
Accounts receivable......................................      652        370
Prepaid expenses and other current assets................    3,571      4,111
                                                           -------    -------
  Total current assets...................................   37,339     40,248
Furniture, fixtures and equipment, net...................    5,597      3,344
Goodwill, net............................................    9,104        --
Other purchased intangibles, net.........................    2,475        --
Long-term investments....................................   10,858     13,559
Other assets.............................................    1,937      1,475
                                                           -------    -------
  Total assets...........................................  $67,310    $58,626
                                                           =======    =======

          LIABILITIES AND STOCKHOLDERS' EQUITY
          ------------------------------------

Accounts payable and accrued expenses....................  $ 2,632    $ 1,781
Deferred revenue.........................................      462        439
Current portion of capital lease payable.................      226        176
Current portion of long-term debt........................    1,274      1,240
Customer deposits........................................       38         57
                                                           -------    -------
  Total current liabilities..............................    4,632      3,693
Capital lease obligations................................      223        186
Long-term debt...........................................    1,403      1,537
                                                           -------    -------
  Total liabilities......................................    6,258      5,416

Redeemable common stock..................................    7,065      7,065
Common stock subject to put option.......................      998        998

  Total stockholders' equity.............................   52,989     45,147
                                                           -------    -------
  Total liabilities and stockholders' equity.............  $67,310    $58,626
                                                           =======    =======

     See accompanying notes to condensed consolidated financial statements

                                 JFAX.COM, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                 (in thousands)

                                                               Three months
                                                              ended March 31,
                                                              ----------------
                                                               2000     1999
                                                              -------  -------
Net cash used in operating activities........................ $(3,312) $(1,550)
                                                              -------  -------
Cash flows from investing activities:
  Redemption of investments..................................  13,806      --
  Purchases of furniture, fixtures and equipment.............  (1,841)    (107)
                                                              -------  -------
Net cash provided by (used in) investing activities..........  11,965     (107)
                                                              -------  -------
Cash flows from financing activities:
  Exercise of stock options..................................      53      --
  Repayments of long-term debt...............................    (100)     (90)
  Proceeds (repayments) of capital lease obligations.........      88      (22)
                                                              -------  -------
Net cash provided by (used in) financing activities..........      41     (112)
                                                              -------  -------
Net increase (decrease) in cash and cash equivalents.........   8,694   (1,769)
Cash and cash equivalents, beginning of period...............  12,256    7,279
                                                              -------  -------
Cash and cash equivalents, end of period..................... $20,950  $ 5,510
                                                              =======  =======

Non cash investing activities:

  During the three month period ended March 31, 2000 net assets as follows were acquired through the issuance of common stock:

   Current assets...................................................... $   180
   Furnitures, fixtures and, equipment.................................     889
   Goodwill and intangibles............................................  12,943
   Less: Liabilities assumed...........................................    (849)
                                                                        -------
   Fair value of common stock issued...................................  13,163
                                                                        =======

     See accompanying notes to condensed consolidated financial statements

                                JFAX. COM, INC.

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                March 31, 2000
                                  (Unaudited)

NOTE 1--BASIS OF PRESENTATION

  The accompanying financial information is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the consolidated financial position and results of operations for the interim periods. The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, together with management's discussion and analysis of financial condition and results of operations, for the fiscal year ended December 31, 1999 as presented in the Company's Form 10-K, as amended on May 1, 2000. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the entire fiscal year.

NOTE 2--USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3--COMPREHENSIVE LOSS

  Comprehensive loss is comprised of net loss and unrealized gains and losses on a short term investment classified as available for sale. Comprehensive loss was $5.5 million and $2.8 million for the quarters ended March 31, 2000 and 1999, respectively.

NOTE 4--BUSINESS COMBINATIONS

  On January 26, 2000, the Company completed the acquisition of Suretalk.com, Inc. (SureTalk) The acquisition was recorded using the purchase method of accounting under APB Opinion No. 16. The Company issued an aggregate of approximately 1,515,545 shares of common stock to effect the transaction. The aggregate purchase price of Suretalk, plus related costs of the acquisition, was approximately $9.28 million, and was comprised of common stock. Results of operations for SureTalk have been included in the financial results of the Company from the closing date of the transaction forward.

  In accordance with APB Opinion No. 16, all identifiable assets and liabilities were assigned a portion of the cost of the acquired companies (purchase price) on the basis of their respective fair values. Identifiable intangible assets and goodwill are included in "Other purchased intangibles, net" and "Goodwill, net" in the accompanying condensed consolidated balance sheets and are amortized over their average useful lives of 2-3 years. Intangible assets were identified and valued by considering the Company's intended use of acquired assets, and analysis of data concerning products, technologies, markets, historical financial performance, and underlying assumptions of future performance. The economic and competitive environment in which the Company and the acquired companies operate was also considered in the valuation analysis.

  The pro forma consolidated financial information for the three months ended March 31, 2000 and 1999, determined as if the acquisition had occurred on January 1 of each year, would have resulted in net sales of $2,892,000 and $1,455,000, net loss of $5,825,000 and $2,880,000, and basic and diluted loss per share of $0.17 and $0.12, for each of the respective periods. This unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations in future periods or results that would have been achieved had JFAX.COM and the acquired company been combined during the specified periods.

                                JFAX.COM, INC.

                                March 31, 2000


NOTE 5--LOSS PER SHARE

  The Company has adopted SFAS No. 128, "Earnings Per Share." Basic net loss per share is computed using the weighted average number of common shares outstanding during the period.

  Dividends and accretion on Preferred Stock increased the net loss for determining basic and diluted net loss per share attributable to Common Stock. Diluted net loss per share excludes the effect of common stock equivalents, because their effect would be anti-dilutive.

NOTE 6--LITIGATION

  On October 28, 1999, AudioFAX IP LLC filed a lawsuit against the Company in the United States District Court for the Northern District of Georgia asserting the ownership of certain United States and Canadian patents and claiming that we are infringing these patents as a result of our sale of enhanced facsimile services. The suit requests unspecified damages, treble damages due to willful infringement, and preliminary and permanent injunctive relief. The Company filed an answer to the complaint on December 2, 1999. The Company has reviewed the AudioFAX patents with its business and technical personnel and outside patent counsel and have concluded that it does not infringe these patents. As a result, the company is confident of its position in this matter and is vigorously defending the suit. However, the outcome of complex litigation is uncertain and cannot be predicted with certainty at this time. Any unanticipated adverse result could have a material adverse effect on our financial condition and results of operations.

NOTE 7--SUBSEQUENT EVENT

  On April 5, 2000, the Company entered into a letter of intent and a loan commitment letter with eFAX.com ("eFAX.com") in which:

  The Company established with eFAX.com the principal terms for a potential merger of the Company and eFAX.com as follows:

    The Company agreed to lend eFAX.com $5 million. The loan will have an interest rate of 13% and a maturity date of August 31, 2000, subject to adjustment which could increase the maturity date by up to 60 days, and

    eFAX.com granted or committed to grant to the Company warrants to purchase a number of shares of eFAX.com common stock determined based on certain terms and conditions.

Prior to the execution of a definitive purchase Agreement neither eFAX.com nor the Company are required to complete the merger. In the merger, approximately
18.5 million shares of the Company's common stock will be issued to the current holders of eFAX.com's common and preferred stock. On May 5, 2000, the Company funded the first installment of its loan to eFAX.com in the amount of $750,000.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other Expenses of Issuance and Distribution

     The following is a statement of the estimated expenses to be incurred by JFAX.COM in connection with the distribution of the securities registered under this registration statement.

                                                    Amount to
                                                    ---------
                                                    be paid
                                                    -------
     SEC registration fee.......................    $ 1,100
     Legal fees and expenses....................    $10,000
     Nasdaq National Market listing fees........    $17,500
     Accounting fees and expenses...............    $10,000
     Printing and engraving fees................    $ 1,000
     Registrar and transfer agent's fees........    $ 1,000
     Miscellaneous..............................    $   400
                                                    -------
               Total............................    $41,000
                                                    =======


Item 14.   Indemnification of Directors and Officers

     As permitted by Delaware law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

     Article VI of our by-laws provides:

     "The Corporation shall indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of the Corporation or serves or served at the request of the Corporation any other enterprise as a director, officer or employee. Expenses, including attorneys' fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by the Corporation promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. The rights provided to any person by this by-law shall be enforceable against the Corporation by such person who shall be presumed to have relied upon it in serving or continuing to serve as a director, officer or employee as provided above. No amendment of this by-law shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment. For purposes of this by-law, the term 'Corporation' shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; the term 'other enterprise' shall include any corporation, partnership, joint venture, trust or employee benefit plan; service'at the request of the Corporation' shall include service as a director, officer or employee of the Corporation which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation."

     In addition, the underwriting agreement for the offering will include customary provisions indemnifying the officers, directors and our control persons against liabilities in respect of information provided by the underwriters for use in this registration statement.

     We have also obtained a policy of directors' and officers' liability insurance for our directors and officers to insure directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 15.  Recent Sales of Unregistered Securities

     Between December 1995, when we were founded, and March 1997, when Mr. Ressler invested in the Company through Orchard/JFAX Investors LLC and obtained a controlling interest, we issued a total of 6,910,000 shares of our common stock to our founders, Jaye Muller and John F. Rieley, as well as to various individuals who made cash investments totaling $212,830 and who provided investment, software and development consulting services to us in our early stages of growth. During this time, we also issued 155,000 shares to The Regent Trust Company Limited in September 1996 in exchange for a cash investment of $412,500 and we issued 300,000 shares to Toxford Corporation in October 1996 in exchange for a cash investment of $750,000.

     In January 1997, we granted Michael P. Schulhof two warrants to purchase a total of 840,000 shares of our common stock pursuant to a consulting agreement. The first warrant provides Mr. Schulhof with the right to purchase 420,000 shares of our common stock at an exercise price of $0.70 per share. The second warrant provides Mr. Schulhof with the right to purchase another 420,000 shares of our common stock at an exercise price of $1.80 per share. Both warrants are currently exercisable and expire in January 2007.

     In March 1997, we issued 5,375,000 shares of common stock to Boardrush Media LLC in exchange for an equivalent number of Mr. Muller's then-current stock holdings, which holdings were canceled. At the same time, we issued 10,060,000 shares of common stock to Orchard/JFAX Investors LLC in exchange for a cash investment of $7,750,000 and 240,000 shares to Globetrans Ltd. in satisfaction of a consultant's fee due to Globetrans as a result of helping to procure Orchard's investment.

     In March and May 1997, we issued 220,000 shares and 150,000 shares to Nehemia Zucker and Anand Narasimhan, upon the exercise by Messrs. Zucker and Narasimhan of employee options granted to them when they joined us in 1996 and payment by each of them of the option price of .02(cent) per share. The total purchase price was $44 and $30, respectively.

     In October 1997, we entered into an interactive marketing relationship with AOL and granted them a warrant to purchase 250,000 shares of our common stock at an exercise price of $2.40 per share. These warrants are currently exercisable and expire on October 15, 2004.

     In November 1997, we issued 150,000 shares to Toxford Corporation upon the exercise by Toxford Corporation of a previously issued warrant and the payment by Toxford Corporation of the warrant exercise price of $2.50 per share, or a total of $375,000.

     In March 1998, we issued a total of 3,750,000 shares of common stock at $0.80 per share pursuant to a rights offering that was made available to all of our then shareholders and warrant holders on the same terms. The total purchase price was $3 million. The shareholders who participated and the number of shares purchased were as follows: Orchard/JFAX Investors LLC (3,080,776), Michael P. Schulhof (263,104), Globetrans Ltd. (147,481), Toxford Corporation (140,949), Nehemia Zucker (41,739), Anand Narasihman (28,459), Geoff Goodfellow (23,491), Neil Seeman (15,000) and Marc Seeman (9,000).

     In April 1998, we granted Transamerica Business Credit Corporation a warrant to purchase 29,166 shares of common stock for $2.40 per share, exercisable until April 21, 2005, as partial consideration for a secured equipment loan in the amount of approximately $1 million. On October 15, 1997, we also issued 250,000 warrants to America Online to purchase 250,000 shares of our common stock at $2.40 per share, as part of our contract with America Online.

     In June 1998, we issued $10 million of our 10% Senior Subordinated Notes due 2004 together with 2,101,971 shares of our common stock to an investor group advised by Pecks Management Partners Ltd. consisting of Declaration of Trust for Defined Benefit Plans of Zeneca Holdings, Inc., Declaration of Trust for Defined Benefit Plans of ICI American Holdings, Inc., Delaware State Employees' Retirement Fund and The J.W. McConnell Family Foundation. The total purchase price was $10 million. At the same time, we also issued $5 million in liquidation preference of our Series A Usable Redeemable Preferred Stock and related warrants to acquire 3,125,000 shares of our common stock at $2.40 per share, $3.5 million of which was purchased by DLJ Capital Corp. and its affiliates and $750,000 of which was purchased by the group advised by Pecks Management Partners Ltd. discussed above. In addition, Donaldson Lufkin & Jenrette Securities Corporation, the affiliate of DLJ Capital Corp. that acted as placement agent for the offerings, received warrants to acquire 247,250 shares of our common stock on the same terms as purchasers, as compensation for its services. The total purchase price was approximately $5 million. Orchard/JFAX Investors LLC, a company in which Richard S. Ressler is the managing member, participated to the extent of $500,000 and GMT Partners, LLC participated to the extent of $250,000 in the latter investment.

     In October 1998 and January 1999, we issued $512,250 of our 10% Senior Subordinated Notes due 2004 together with 105,727 shares of our common stock to the investor group advised by Pecks Management Partners Ltd. above in satisfaction of certain pay-in-kind obligations owing under the terms of the original issued $10 million in 10% Senior Subordinated Notes due 2004 issued in June 1998.

     In October 1998, we issued 41,250 shares of our common stock to Gary H. Hickox at a purchase price of $99,000. We loaned such amount to Mr. Hickox pursuant to a $99,000 promissory note given to us by Mr. Hickox. The sale and related note issuance were part of the terms of Mr. Hickox's employment agreement with us. Also in October 1998, we issued 75,000 shares to an individual upon the exercise of an option granted in January 1996 and payment by such individual of the total option price of $15.00.

     Between August 1998 and June 1999, we issued a total of 57,913 shares of our common stock to various employees who exercised employee options to purchase such stock at a price between $0.80 and $2.40 per share for a total purchase price of $50,529.

     As of May 21, 1999, we effected a 1.25 for one stock split of our common stock by means of a stock dividend, with a result that share numbers and numbers of shares issuable upon exercise of warrants and options were proportionately increased, and the purchase price per share of warrants and options was proportionately reduced.

     Between June 30, 1999 and September 30, 1999 we (1) issued a total of 33,044 shares of our common stock to various employees who exercised employee options to purchase such stock at prices between $.80 and $1.65 per share for a total purchase price of $ 29,135 and (2) issued 5,470 shares of our common stock to a consultant in consideration for services to be performed under a consulting agreement.

     Between January 1, 2000 and March 31, 2000 we issued a total of 27,873 shares of our common stock to various employees who exercised employee options to purchase such stock at prices between $.80 and $2.40 per share for a total purchase price of $51,348.

     In January, 2000, we acquired the outstanding stock of SureTalk.Com, Inc., a closely held Internet-based faxing, messaging and communications company based in Carlsbad, California. The stock was acquired directly from the shareholders of SureTalk.Com, Inc. in a stock-for-stock purchase transaction valued at approximately $9.28 million. The shareholders received a total of 1,515,545 shares of our common stock in the transaction.

         In March, 2000, we acquired substantially all of the assets of TimeShift, Inc., a developer of technology for accessing and managing communications services via the Internet. As partial consideration for the transaction, creditors and former employees received a total of 308,458 shares of our common stock as a stock-out of any claims to the assets of TimeShift,Inc. that were being transferred to us.

         In February and March 2000, we issued a total of 1,389,768 shares of our common stock to investors who had received warrants to purchase our common stock at $2.40 per share in our June 1998 preferred stock financing discussed above. These investors exercised their rights to exercise the warrants on a cashless basis, exchanging a total of 2,259,750 warrants for the total of 1,398,768 shares of our common stock

     All of the above issuances were effected in private transactions either pursuant to the exemption provided by Section 4(2) under the Securities Act or upon exercise of employee stock options pursuant to Rule 701 under the Securities Act. However, some of these issuances were covered by our registration statement on Form S-8, No. 333-31064.

Item 16.  Exhibits and Financial Statement Schedules

     (a)  Exhibits

     The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the Commission. The Company shall furnish copies of exhibits for a reasonable fee (covering the expense of furnishing copies) upon request.

   Exhibit
   -------
   No.     Exhibit Title
   --      -------------
2.1 Stock Purchase Agreement, dated as of January 15, 2000, among JFAX.COM, Inc., the stockholders of SureTalk.Com, Inc. listed therein, and SureTalk.Com, Inc. Such agreement contains a listing of schedules or similar attachments. Pursuant to the applicable instruction, such schedules or attachments are not filed herewith. However, the Registrant agrees to furnish supplementally to the Commission upon request a copy of any omitted schedule or attachment.****

3.1        Certificate of Incorporation, as amended and restated.*

3.1.1 Certificate Of Designation Of Series B Convertible Preferred Stock of JFAX.COM, Inc.*****

3.2        By-laws, as amended and restated.*

4.1        Specimen of common stock certificate.***

5.1 Opinion of Nicholas V. Morosoff, general counsel to the Company.+

9.1 Securityholders' Agreement, dated as of June 30, 1998, with the investors in the June and July 1998 private placements.*

10.1       JFAX.COM Incentive Compensation Bonus Plan.*

10.2       JFAX Communications, Inc. (JFAX.COM) 1997 Stock Option Plan.*****

10.3       Employment Agreement for Gary H. Hickox, dated September 2, 1998.*

10.3.1 Promissory Note issued by Gary H. Hickox to JFAX Communications, Inc. on October 7, 1998, due October 7, 2001.**

10.4       Employment Agreement for Dr. Anand Narasimhan, dated March 17, 1997.*

10.4.1 Amended and Restated Interest Only Note issued by Anand Narasimhan to JFAX Communications, Inc. on September 17, 1997, due September
            17, 1998.**

10.5       Employment Agreement for Nehemia Zucker, dated March 21, 1997.*

10.5.1 Promissory Note issued by Nehemia Zucker to JFAX Communications, Inc. on April 11, 1997, due March 31, 2001.**

10.6       Consulting Agreement for Boardrush Media LLC, dated as of March 17,
           1997.*

10.7 Put Rights, for the benefit of the investors in the June and July 1998 private placements.*

10.8 Registration Rights Agreement, dated as of June 30, 1998, with the investors in the June and July 1998 private placements.*

10.9 Registration Rights Agreement, dated as of March 17, 1997, with Orchard/JFAX Investors, LLC, Boardrush LLC (Boardrush Media LLC), Jaye Muller, John F. Rieley, Nehemia Zucker and Anand Narasimhan.*

10.9.1 Letter, dated as of June 30, 1998, to Boardrush LLC, Jens Muller John F. Rieley, Anand Narasimhan, and Nehemia Zucker from Richard S. Ressler regarding the Registration Rights Agreement, dated as of March 17, 1997, among JFAX Communications, Inc., Boardrush LLC, Jens Muller, John F. Rieley, Anand Narasimhan, and Nehemia Zucker.**

10.10 Stock Option Agreement, dated as of January 24, 1997, by and among JFAX Communications, Inc. and Michael P. Schulhof.**

10.11 Letter, dated as of June 30, 1998, to Michael P. Schulhof from Richard S. Ressler regarding the Stock Option Agreement, dated as of January 24, 1997, between JFAX Communications, Inc. and Michael P. Schulhof.**

10.12 Purchase Agreement, dated as of July 2, 1998, relating to $5 million of preferred stock and warrants.**

10.13      Consent to Amendment of Purchase Agreement, dated as of April 16,
           1999.**

10.14      Form of warrant pursuant to such Purchase Agreement.**

10.15 Master Loan and Security Agreement, dated as of March 10, 1998, by JFAX Communications, Inc. in favor of Transamerica Business Credit Corporation.**

10.16 Promissory Note issued by JFAX Communications, Inc. to Transamerica Business Credit Corporation on April 21, 1998 due May 1, 2001.**

10.17 Promissory Note issued by JFAX Communications, Inc. to Transamerica Business Credit Corporation on December 22, 1998 due January 1, 2002.**

10.18 Investment Agreement among JFAX Communications, Inc., Jens Muller, John F. Rieley and Boardrush LLC and Orchard/JFAX Investors, LLC and Richard S. Ressler, dated as of March 14, 1997 and effective as of March 17, 1997.**

10.19 Promissory Note issued by Boardrush LLC to JFAX Communications, Inc. dated March 17, 1997 due March 17, 2004.**

10.20 Employment Agreement, dated as of January 26, 2000, between JFAX.COM, Inc. and Steven J. Hamerslag*****

10.21 Employment Agreement, dated February 17, 2000, between JFAX.COM, Inc. and R. Scott Turicchi*****

10.22 Escrow Agreement, dated as of January 26, 2000, among City National Bank, JFAX.COM, Inc. and Steven J. Hamerslag*****

10.23 Promissory Note, dated January 26, 2000, from Steven J. Hamerslag in favor of JFAX.COM, Inc.*****

21.1       List of subsidiaries of the Company.*****

23.1       Consent of KPMG LLP.

23.2       Consent of Nicholas V. Morosoff (included in 5.1).+

27.1       Financial Data Schedule.+

27.1.1     Quarterly Financial Data Schedule

________________
* Incorporated by reference to the Company's Registration Statement on Form S-1 filed with the Commission on April 16, 1999, Registration No. 333-76477.

** Incorporated by reference to the Company's Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on May 26, 1999, Registration No. 333-76477.
*** Incorporated by reference to the Company's Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on June 14, 1999, Registration No. 333-76477.
**** Incorporated by reference to the Company's Report on Form 8-K filed with the Commission on February 10, 2000.
***** Incorporated by reference to the Company's Report on Form 10-K filed with the Commission on March 30, 2000.
+        Previously filed.

     (b)  Financial Statement Schedules

     All other schedules are omitted because they are not required or the required information is shown in the financial statements or notes thereto.

Item 17.   Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10 (a) (3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;"

         (4) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 16th day of May, 2000.

                                  JFAX.COM, Inc.

                                  By: /s/ Nicholas V. Morosoff
                                      -------------------------
                                      Name: Nicholas V. Morosoff
                                      Title: Secretary and General Counsel

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 16, 2000:


                      Signature                                                   Title
                         *                               President and Chief Executive Officer (Principal
------------------------------------------------------     Executive Officer)
                 Steven J. Hamerslag

                         *                              Chairman of the Board
------------------------------------------------------
                 Richard S. Ressler

                         *                              Chief Financial and Accounting Officer (Principal
------------------------------------------------------     Financial and Accounting Officer)
                   Nehemia Zucker

                         *                              Director
------------------------------------------------------
                   Zohar Loshitzer

                         *                              Director
------------------------------------------------------
                   John F. Rieley

                         *                              Director
------------------------------------------------------
                 Michael P. Schulhof

                         *                              Director
------------------------------------------------------
                  R. Scott Turicchi

                         *                              Director
------------------------------------------------------
                  Robert J. Cresci

* By:  /s/ Nicholas V. Morosoff
       -------------------------
          Attorney-in-Fact